Form 20-F
period 2024-06-30
Junee Ltd
filed 2024-11-07
CIK 1897087

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number: 001-42013

Junee Limited

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Address of principal executive offices)

Ho Wai (Howard) Tang, Executive Director

Telephone: +65 6022 1124

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value	JUNE	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,977,354 shares outstanding as of June 30, 2024, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Amended Memorandum and Articles” refer to the current memorandum and articles of association of Junee, as amended on September 6, 2022;

●	“Asian investors” refers to the Asian population around the globe;

●	“BVI” means British Virgin Islands;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan;

●	“Controlling Shareholder” refers to OPS Holdings Limited;

●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Ordinary Shares” refers to the Company’s ordinary shares, no par value;

●	“Operating Subsidiary” refers to OPS Interior Design Consultant Limited.;

●	“Investment Holding Subsidiaries” refers to, collectively, Junee Investments International Limited, Junee Technology Pte. Ltd., and ASPAC AI Computing Pty Ltd, which are wholly-owned subsidiaries of the Company with no operations, as of the date of this annual report.

●	“OPS HK” and “OPS” refer to OPS Interior Design Consultant Limited., a Hong Kong company incorporated on July 13, 2011 and a wholly-owned subsidiary of Junee;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“SEHK” refers to the Stock Exchange of Hong Kong Limited;

●	“JUNE”, “Junee”, the “Company”, “we,” “us,” “or “our” refers to Junee Limited, a British Virgin Islands company, and, in the context of describing its operation and business, its subsidiary;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States;

JUNE is a holding company with operations conducted in Hong Kong through its Operating Subsidiary in Hong Kong, OPS HK, using Hong Kong dollars. The OPS HK reporting currency is in Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities are translated into U.S. dollars at the closing rate of exchange as of the balance sheet dates, the statement of income is translated using average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2024, 2023 and 2022, were translated at HK$7.81 to $1.00, HK$7.83 to $1.00 and HK$7.85 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended June 30, 2024, 2023 and 2022 were HK$7.82 to $1.00, HK$7.84 to $1.00 and HK$7.80 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Many (but not all) of these statements can be found by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services and the products;

●	our expectations regarding our client base;

●	our ability to procure the applicable regulatory licenses in the relevant jurisdictions in which we operate;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	overall industry and market performance;

●	the spread of COVID-19 and its new variants;

●	other assumptions described in this annual report underlying or relating to any forward-looking statements; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Transfers of Cash between Our Company and Our Subsidiaries

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the subsidiary.

For JUNE to transfer cash to its subsidiaries, JUNE is permitted under the laws of British Virgin Islands to provide funding to our subsidiaries in Hong Kong, Singapore and Australia through loans or capital contributions without restrictions on the amount of the funds. OPS HK is permitted under the laws of Hong Kong to provide funding to Junee, the holding company incorporated in the British Virgin Islands, through dividend distribution or payments without restrictions on the amount of the funds.

For the Operating Subsidiary to transfer cash to JUNE, according to the BVI Business BVI Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, such company’s such company’s liabilities do not exceed its assets and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

We do not intend to transfer cash between Investment Holding Subsidiaries to JUNE for the foreseeable future.

The following describes the dividends and distributions made by our subsidiaries. JUNE has not made any dividends or distributions to U.S. investors as of the date of this annual report.

On May 19, 2022, OPS HK declared an interim dividend of HK$2.7 per share (equivalent to $0.346 per share) with respect to the 600,000 issued shares of OPS HK or HK$1,620,000 (equivalent to $207,692) to its sole shareholder, i.e. Junee. On the same date, having received the dividend income from OPS HK, Junee declared the same amount of interim dividend, i.e. an interim dividend of HK$1,620 per share (equivalent to $208 per share) with respect to the 1,000 issued shares of Junee or HK$1,620,000 (equivalent to $207,692) to the shareholders of Junee.

During the fiscal year ended June 30, 2022, Junee paid dividend of HK$1,360,000 (equivalent to $174,359) to the shareholders of Junee and the remaining unpaid dividend of HK$260,000 (equivalent to $33,333) was recorded as amount due to the related party as of June 30, 2022 and was fully settled in December 2022.

On September 15, 2022, Junee declared an interim dividend of approximately HK$0.11199 per share (equivalent to approximately $0.01429 per share) with respect to the 10,714,286 issued shares of Junee, or HK$1,200,000 (equivalent to $153,061), to the shareholders of Junee. The dividend declared by Junee on September 15, 2022 has been fully paid as of the date of this annual report.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on the transfer of cash from Junee to OPS HK or from OPS HK to Junee, our shareholders and U.S. investors. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Junee and its subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiary, to Junee and U.S. investors and amounts owed.

For JUNE to make dividends to its shareholders, subject to the BVI Business BVI Act, 2004 (as amended), which we refer to as the BVI Act below, and our Amended Memorandum and Articles, our board of directors may authorize and declare a dividend to shareholders from time to time out of the profits from the Company, realized or unrealized, or out of the share premium account, provided that the Company will remain solvent, meaning the Company is able to pay its debts as they come due in the ordinary course of business. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments, in our Amended Memorandum and Articles and in the BVI Act.

See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy” and “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to our Corporate Structure - • We rely on dividends and other distributions on equity paid by our Operating Subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless”.

Enforceability of Civil Liabilities

JUNE was incorporated under the laws of the British Virgin Islands with limited liability. We chose to incorporate JUNE in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for you to a lesser extent. In addition, British Virgin Islands companies may not have the standing to sue before the federal courts of the United States.

Currently, all of our Operating Subsidiary’s operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against us or them, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have been advised by our counsel as to British Virgin Islands law that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, may not be enforceable in the British Virgin Islands. We have also been advised by our counsel as to British Virgin Islands law that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt at common law in the Grand Court of the British Virgin Islands.

Implication of the Holding Foreign Companies Accountable Act (the “HFCA Act”)

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

Friedman LLP, one of our former independent registered public accounting firm that issued the audit report for the fiscal year ended June 30, 2022; Marcum Asia CPAs LLP, one of our former independent registered public accounting firm that issues the audit report for the fiscal year ended June 30, 2023; and CT International LLP, our current independent registered public accounting firm that issued the audit report for the fiscal year ended June 30, 2024, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Friedman LLP was headquartered in New York, NY prior to its merger with Marcum LLP. Marcum LLP is headquartered in New York, NY. Our current auditor, CT International LLP, headquartered in San Francisco, CA, is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor, CT International LLP was registered with PCAOB in April 2023, no inspection has occurred. In the future, if there is any regulatory change or step taken by PRC regulators or the SEC or Nasdaq applies additional and more stringent criteria, and if PCAOB determines that it is not able to inspect Marcum Asia CPAs LLP at such future time, Nasdaq may delist our Ordinary Shares and the value of our Ordinary Shares may significantly decline or become worthless. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Ordinary Shares- Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act if the PCAOB determines that it cannot inspect or fully investigate our auditors for two consecutive years, and, as a result, an exchange may determine to delist our securities. As of the date of this annual report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the delisting of our Ordinary Shares, or the threat of being delisted, may materially and adversely affect the value of investment in our Ordinary Shares.”

Recent Regulatory Development in the PRC

We are a holding company incorporated in the BVI with all of the operations conducted by an operating entity in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor do we plan to enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. As of the date of this annual report, we and our Operating Subsidiary have received all requisite licenses, permissions, or approvals from Hong Kong and BVI authorities needed to engage in the businesses currently conducted in Hong Kong and BVI, and no permission or approval has been denied.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, as confirmed by our Hong Kong counsel, Long An & Lam, LLP, we believe the PRC laws and regulations do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong may face similar regulatory risks as those operated in mainland China, including their ability to offer securities to you, list securities on a U.S. or other foreign exchange, conduct business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in China can change quickly with little or no advance notice. The Chinese government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

In addition, on February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. Junee is a holding company incorporated in the British Virgin Islands with an operating entity solely based in Hong Kong, and it does not have any subsidiary or VIE in the mainland China or intend to acquire any equity interest in any domestic companies within mainland China, nor is it controlled by any companies or individuals of mainland China.

Further, we are headquartered in Singapore with our chief executive officer, chief financial officer and all members of the board of directors based in Hong Kong who are not mainland China citizens, and all of our revenues and profits are generated by our subsidiary in Hong Kong. As such, we do not believe we would be subject to the M&A Rules or the Trial Measures. Moreover, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm, as of the date of this annual report, no permission or filing requirements from CSRC or any other governmental agency of mainland China is required to approve our subsidiary’s operations. Additionally, neither we nor our subsidiary is required to obtain the CSRC’s approval or complete any filing procedures prior to our listing on an exchange in the U.S. As of the date of this annual report, neither we nor OPS HK has applied for any such permission, approval or submitted any filing procedures. Notwithstanding the above opinion, our PRC counsel has further advised us that uncertainties exist as to how the M&A Rules and the Trial Measures will be interpreted and implemented by Chinese regulators and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules and the Trial Measures. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals or filings are required for any of our offerings, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. Moreover, if there is significant change to the current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change that require us to obtain approvals from, or complete filings with, the CSRC or other PRC regulatory agencies at any stage in the future, and, if in such event, we or our Operating Subsidiary (i) do not receive or maintain the approval, or fail to comply with the filing requirements, (ii) inadvertently conclude that such permissions, approvals or filings are not required, (iii) are required to obtain such permissions, approvals or complete the filings in the future if applicable laws, regulations, or interpretations change, or (iv) are denied permission or filings from the CSRC or any other PRC regulatory agencies, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to you, which would materially affect the interests of investors and cause the value of Ordinary Shares to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the mainland China securities laws. Also, on January 4, 2022, the Measures for Cybersecurity Review (the “Measures”) were published and became effective on February 15, 2022, which were originally promulgated on April 13, 2020, and, as revised on July 10, 2021, require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users (which to be further specified) which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which the Measures further elaborate on the factors to be considered when assessing the national security risks of the relevant activities.

Our Operating Subsidiary, OPS HK, currently has only served the Hong Kong local market and does not presently have any operations in mainland China. We do not currently expect the Measures to have an impact on our business, operations, nor do we anticipate the we or our Operating Subsidiary are covered by permission requirements from the CAC that is required to approve our subsidiary’s operations, as we do not believe that we may be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our operations are conducted by our Operating Subsidiary which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary, nor do we have or intend to establish a VIE structure with any entity in mainland China and the Measures remain unclear whether they shall be applied to a company such as ours; (iii) as of date of this annual report, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; and (iv) as of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review. Moreover, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). As confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm, based on their understanding of the PRC laws and regulations that are currently in effect, neither we nor our subsidiary, OPS HK, are currently subject to the cybersecurity review by the CAC as provided under the Measures. Additionally, neither we nor our subsidiary is covered by permission requirements from the CAC or any other governmental agency that is required to approve our subsidiary’s operations. However, there remains uncertainty as to how the Measures will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with our PRC counsel. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Ordinary Shares in the U.S. could be subject to cybersecurity review by the Cyberspace Administration of China, or the CAC, in the future. Moreover, if there is significant change to the current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, that require our Company to obtain approval from the CAC or any other governmental agency in the future, and, if in such event, at any stage, we or our Operating Subsidiary (i) do not receive or maintain the approval, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) are required to obtain such permissions or approvals in the future if applicable laws, regulations, or interpretations change, or (iv) are denied permission from the CAC or any other PRC regulatory agencies, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to you, which would materially affect the interests of investors and cause the value of Ordinary Shares to significantly decline or be worthless.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on OPS HK’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges.

If there is significant change to current political arrangements between mainland China and Hong Kong, if we or our Operating Subsidiary at any stage, (i) do not receive or maintain the approval, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) are required to obtain such permissions or approvals in the future if applicable laws, regulations, or interpretations change, or (iv) are denied permission from the CSRC, the CAC or any other relevant PRC regulatory agencies, the relevant regulatory authorities, such as the CAC or the CSRC, might have broad discretion in dealing with such violations, including: imposing fines on us or the Operating Subsidiary, discontinuing or restricting the operations of the subsidiary; imposing conditions or requirements with which we or OPS HK may not be able to comply; restricting or prohibiting our use of the proceeds from our initial public offering to finance the business and operations in Hong Kong. The imposition of any of these penalties would also result in a material and adverse effect on our ability to conduct business, and on our operations and financial condition. If any or all of the foregoing were to occur, it may cause the value of our Ordinary Shares to significantly decline or become worthless. Moreover, we might not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to you, which would also materially affect the interests of investors and cause the value of Ordinary Shares to significantly decline or be worthless.

Regarding our Hong Kong operating entity, OPS HK is an interior design service provider incorporated and with all the business operations in Hong Kong. OPS HK, is required to and has obtained, business registration certificate as required by every company carrying on business in Hong Kong. As of the date of this annual report, our Hong Kong counsel, Long An & Lam LLP, confirms that there is no statutory or mandatory licensing and qualification system in Hong Kong governing the provision of interior designs, project management services and fitting-out works, other than certain permit requirements for certain business that OPS HK conducts. OPS HK is a Registered Minor Works Contractor (Class II and III) with the Buildings Department under the Building (Minor Works) Regulation (Chapter 123N of the Laws of Hong Kong) and therefore, OPS HK can perform fit-out services requiring such qualifications. In addition, OPS HK carries on business that may become subject to the registration requirements under Buildings Ordinance (Chapter 123 of the Laws of Hong Kong) if it expands into the category of “buildings works” which is defined thereunder as “any kind of building construction, site formation works, ground investigation in the scheduled areas, foundation works, repairs, demolition, alteration, addition and every kind of building operation, and includes drainage works”. As of the date of this annual report, where specific fit-out work requires a particular license, permit or approval, OPS HK will engage subcontractors with suitable qualifications to perform such work.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a Hong Kong-based company incorporated in the British Virgin Islands, you should pay special attention to subsections headed “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Corporate Structure.” and “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Doing Business in Hong Kong in which the Operating Subsidiary Operates”.

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our Operating Subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash. Any limitation on the ability of our Ordinary Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

●	Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of the securities we are registering for sale.

●	We may become subject to a variety of PRC laws and other obligations regarding M&A Rules and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

●	Substantially all of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations. at any time, which could result in a material change in the operations of the Operating Subsidiary and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

●	If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may cause the value of our Ordinary Shares to significantly decline or be worthless.

●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

●	As an “emerging growth company” under applicable law, we are subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

●	We continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

●	OPS Holdings Limited, our largest shareholder, continues to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, OPS Holdings Limited has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we are deemed as a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

●	It is not certain if Junee Limited will be classified as a Singapore tax resident.

Risks Relating to Doing Business in Hong Kong in which the Operating Subsidiary Operates

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary.

●	The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions.

●	The enforcement of foreign civil liabilities in the British Virgin Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions.

●	The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we are registering for sale.

●	There are some political risks associated with conducting business in Hong Kong.

Risks Relating to Our Ordinary Shares

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act if the PCAOB determines that it cannot inspect or fully investigate our auditors for two consecutive years, and, as a result, an exchange may determine to delist our securities. As of the date of this annual report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the delisting of our Ordinary Shares, or the threat of being delisted, may materially and adversely affect the value of investment in our Ordinary Shares.

●	The recent joint statement by the SEC and proposed rule changes submitted by NASDAQ, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.

●	Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

●	We do not intend to pay further dividends for the foreseeable future.

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

●	The market price for our Ordinary Shares may be volatile.

●	You may face difficulties in protecting your interests, and the ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

●	As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NASDAQ Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Ordinary Shares.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

●	Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of investments.

●	Volatility in our Ordinary Shares price may subject us to securities litigation.

●	Our existing shareholders that are not included in the registration statement of our initial public offering is able to sell their Ordinary Shares subject to restrictions under the Rule 144.

●	There can be no assurance that we will not be deemed to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

●	The price of our Ordinary Shares could be subject to rapid and substantial volatility, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

●	Any resale of our Ordinary Shares in the public market by the Selling Shareholders or by investors in our initial public offering may cause the market price of our Ordinary Shares to decline.

Risks Relating to Our Industry and Business

●	OPS HK faces a high level of competition in the interior design industry in Hong Kong.

●	OPS HK’s business may suffer if it does not respond effectively to changes in regulatory and industry standards.

●	The interior design business is project-based and profitability is dependent on the negotiated terms under each of the agreement through OPS HK, and may vary from project to project. In addition, the overall gross profit margin is affected by strategies from time to time. OPS HK’s past performance does not indicate future performance.

●	The costs of sales of OPS HK have historically fluctuated. If OPS HK experiences any significant/material increase in costs of sales, its gross profit margin might decrease and the business operations and financial position might be materially and adversely affected.

●	The estimated project costs could prove inaccurate and any cost overruns for projects may reduce the profits of OPS HK and its financial performance would be adversely affected.

●	OPS HK incurs time and cost in the design stage. If the potential customers that OPS HK presents its interior design proposals but do not ultimately engage OPS HK for its fitting-out works, the business and financial performance could be adversely affected.

●	OPS HK relies heavily on its recurring customers for business and experience in its alternative means of obtaining new business is limited.

●	A significant portion of total revenue of OPS HK was derived from a few major customers. A high concentration of its revenue from a few major customers means that loss of business from any of them may have a significant negative impact on its business and financial performance.

●	Fit-out work can be labor-intensive. If subcontractors of OPS HK experience any shortage of labor or significant increase in labor costs, or more expenses may be incurred, projects may be delayed or OPS HK may not be able to pass on such cost to the customers and, in turn its profitability may be adversely affected.

●	Our financial performance relies on designers and other skilled workers hired by it to complete the projects and the retention and recruitment of these skilled professionals is challenging. We cannot be certain that OPS HK will be able to retain its existing designers and other skilled workers or recruit additional qualified professionals to support its future operations and growth. Any failure to do so may adversely affect the business and growth.

●	We depend on our core management personnel in operating business. As competition for such management talents is fierce and new hires may not necessarily fit in well with the current management team, any loss of key management personnel may be detrimental to our business and prospects.

●	OPS HK may not be able to implement our business plans effectively to achieve future growth.

●	We may not be successful in our future acquisitions, and we may face difficulties in integrating acquired businesses with our existing business.

●	OPS HK’s business is affected by the conditions of the Hong Kong economy and property market and the performance of the relevant business sectors.

●	OPS HK’s business depends on materials suppliers and subcontractors to complete its projects.

●	OPS HK’s business relies on subcontractors to comply with relevant laws, rules and regulations. If subcontractors fail to comply with any laws, rules and regulations, our financial performance and business operation may be adversely affected and we may be subject to prosecution.

●	OPS HK relies on the seamless communication and cooperation between its sales and marketing team, the design team and the project team to ensure smooth completion of projects.

●	The success of OPS HK depends on customers’ perception of the quality of its work and its ability to satisfy possibly multiple interested parties in any given project.

●	If OPS HK were to become unable to anticipate or respond effectively to its customers’ preferences, its financial performance could be adversely affected.

●	OPS HK is exposed to liquidity risk and the credit risk of its customers.

●	Delays in the completion of projects may cause OPS HK to incur additional costs and experience delays in receiving payments and its reputation may be adversely affected.

●	If OPS HK fails to meet certain standards in relation to the quality, safety or environmental aspects of its work or products, OPS HK may incur additional costs in remedying the defects and its reputation may suffer.

●	Negative publicity or damage to the reputation of OPS HK may have adverse an impact on its business, growth prospects and financial performance.

●	OPS HK’s insurance policies may be insufficient to cover all liabilities arising from claims and litigation.

●	Any recurrence of global financial crisis may have negative repercussions on the target customers of OPS HK.

●	The business of OPS HK may be adversely affected by further increase in interest rates.

Risks Relating to our Corporate Structure

We rely on dividends and other distributions on equity paid by our Operating Subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our Operating Subsidiary by the PRC government to transfer cash. Any limitation on the ability of our Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

We are a holding company incorporated in the British Virgin Islands, and we rely on dividends and other distributions on equity paid by our Operating Subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. We are headquartered in Singapore, under the current practice of the Inland Revenue Authority of Singapore, no tax is payable in Singapore in respect of dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Junee to OPS HK or from OPS HK to Junee, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of the securities we are registering for sale.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our Operating Subsidiary, OPS HK, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as OPS HK or Junee, given the substantial operations of OPS HK in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and\or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in OPS HK’s operations and/or a material change in the value of the securities Junee has registered for sale, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our Operating Subsidiary’s operations at any time could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we are registering.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the China Securities Regulatory Commission, or CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information.

Junee is a holding company incorporated in the British Virgin Islands with an operating entity based in Hong Kong, as of the date of this annual report, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Singapore, with our chief executive officer, chief financial officer and all members of the board of directors of Junee are based in Hong Kong are not mainland China citizens and all of our revenues and profits are generated by our Operating Subsidiary in Hong Kong. Moreover, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm, as of the date of this annual report, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares on a U.S. exchange as provided under the M&A Rules, and we are not subject to filing requirements with the CSRC under the Trial Measures.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

In addition, on January 4, 2022, the Measures were published and became effective on February 15, 2022, which were originally promulgated by the CAC on April 13, 2020, and, as revised on July 10, 2021, required that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and any of our future offering. As of the date of this annual report, our Operating Subsidiary, OPS HK, does not have any mainland China individuals as clients. However, OPS HK may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this annual report, as confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm, we do not expect the Measures to have an impact on our business, operations to subject us or our Operating Subsidiary to permission requirements from the CAC or any other government agency that is required to approve our Operating Subsidiary’s operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our Operating Subsidiary’s operations are conducted by our Operating Subsidiary which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the Measures remain unclear whether they shall be applied to a company like us; (iii) as of date of this annual report, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our Operating Subsidiary might be covered by permission from the CAC or any other government agency that is required to approve our Operating Subsidiary’s operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may cause the value of our Ordinary Shares to significantly decline or become worthless.

As of the date of this annual report, we are advised by Hong Kong counsel, Long An & Lam LLP, that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As confirmed by our PRC counsel, Jincheng Tongda & Neal Law Firm, based on their understanding of the PRC laws and regulations currently in effect, as of the date of this annual report, neither we nor our Operating Subsidiary, OPS HK, is subject to the M&A Rules, the Trial Measures, the Measures or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this annual report, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this annual report. Further, as of the date of this annual report, neither we nor OPS HK has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. However, if there is significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to you, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

Substantially all of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations. at any time, which could result in a material change in the operations of the Operating Subsidiary and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our Operating Subsidiary in Hong Kong by the Hong Kong government could result in a material change in our Operating Subsidiary’s operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to continue to offer Ordinary Shares to you and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review, the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by CSRC on December 24, 2021 have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. As of the date of the annual report, the Draft Rules on Overseas Listing have been released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty. It remains uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. We could be subject to approval or review by Chinese regulatory authorities to pursue out listing. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to continue to offer securities to you and could cause the value of such securities to significantly decline or be worthless.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we are subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our Ordinary Share price may be more volatile.

We continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

We continue to incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) June 30, 2029, the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, dated on April 19, 2024, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we may be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We may invest in obtaining director and officer liability insurance. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

OPS Holdings Limited, our largest shareholder, continues to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, OPS Holdings Limited has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our biggest shareholder, OPS Holdings Limited, beneficially owns approximately 68.06% of the aggregate voting power of our outstanding Ordinary Shares. As a result, OPS Holdings Limited has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the NASDAQ listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the NASDAQ listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

It is not certain if Junee Limited will be classified as a Singapore tax resident.

Under the Income Tax Act 1947 of Singapore, or the Singapore Income Tax Act, a company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered a tax resident in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are mainly conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences.

We are headquartered in Singapore, with most of our physical board meetings held in Hong Kong. We believe that Junee Limited is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of Junee Limited is subject to determination by the Inland Revenue Authority of Singapore, or IRAS, and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. If IRAS determines that Junee Limited is a Singapore tax resident for Singapore income tax purposes, the income of Junee Limited on a standalone basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax. If Junee Limited is regarded as a Singapore tax resident, any dividends received or deemed received by Junee Limited in Singapore from the Operating Subsidiary located in Hong Kong with a rate of income tax or tax of a similar nature of less than 15% may be subject to additional Singapore income tax. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if Junee Limited is considered a Singapore tax resident, dividends paid to the holders of our Ordinary Shares will not be subject to withholding tax in Singapore. Regardless of whether or not Junee Limited is regarded as a Singapore tax resident, holders of our Ordinary Shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our Ordinary Shares if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our Ordinary Shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our Ordinary Shares is considered by IRAS as revenue in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature to the extent that it does not fall within the ambit of Section 10L of the Singapore Income Tax Act. See “Item 10. Additional Information-E. Taxation-Singapore Taxation-Income Tax-Gains with Respect to Disposition of Our Ordinary Shares.”

Risks Relating to Doing Business in Hong Kong in which the Operating Subsidiary Operates

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. Additionally, our Hong Kong counsel Long An & Lam advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

Currently, all of our subsidiary’s operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the British Virgin Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties.

On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiary’s business operations, financial position and results of operations could be materially and adversely affected.

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we are registering for sale.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiary’s business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

There are some political risks associated with conducting business in Hong Kong.

Our Operating Subsidiary’s operations are principally based in Hong Kong. Accordingly, our Operating Subsidiary’s business operations and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive all of our revenue from operations in Hong Kong and, specifically, from OPS HK. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of OPS HK. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our Operating Subsidiary’s operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

The Hong Kong protests that began in 2019 are ongoing and were triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our Operating Subsidiary’s business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiary’s business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investors’ uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Risks Relating to our Ordinary Shares

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a biannual basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act if the PCAOB determines that it cannot inspect or fully investigate our auditors for two consecutive years, and, as a result, an exchange may determine to delist our securities. As of the date of this annual report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the delisting of our Ordinary Shares, or the threat of being delisted, may materially and adversely affect the value of investment in our Ordinary Shares.

The HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such company’s securities from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the United States Senate passed Accelerating HFCA Act, which, if passed by the United States House of Representatives and signed into law, would reduce the number of consecutive “non-inspection years” required for triggering the prohibitions under the HFCA Act from three years to two, and thus would reduce the time before our securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB has issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Marcum Asia CPAs LLP and Friedman LLP, our former auditors that issued the audit report of fiscal year ended June 30, 2023 and 2022, was headquartered in New York. CT International LLP, our current auditor, is headquartered in San Francisco. Both our former auditors and our current auditor, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards, with the last inspection having occurred in 2020 for Friedman LLP, 2023 for Marcum Asia CPAs LLP. CT International LLP was registered with PCAOB in April 2023, no inspection has occurred. The future inspection by PCAOB of CT International LLP and the recent developments could add uncertainties to our listing in Nasdaq Capital Market and we cannot assure you that NASDAQ or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. As of the date of this annual report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021.

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, President Biden signed into law the Accelerating Holding Foreign Companies Accountable Act as a part of the Consolidated Appropriations Act, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward for inspections in 2023 and beyond, as well as to continue pursuing ongoing investigations and initiating new investigations, as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if necessary. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act.

The SEC has announced that the SEC staff is preparing a consolidated to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

The recent joint statement by the SEC and proposed rule changes submitted by NASDAQ, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of this negative attention has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman, William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 18, 2020, NASDAQ filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on NASDAQ Capital Market, and only permit them to list on NASDAQ Global Select or NASDAQ Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. On October 4, 2021, the SEC approved NASDAQ’s revised proposals for the rule changes. As a result of such scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our Operating Subsidiary’s business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Share.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 13,007,354 Ordinary Shares is outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay further dividends for the foreseeable future.

We currently intend to retain all remaining funds and future earnings, if any, for the operation and expansion of our business and do not currently anticipate declaring or paying any further dividends. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors, such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry, and ability to maintain such technological innovations, once attained;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are a company incorporated under the laws of the British Virgin Islands. Our corporate affairs are governed by our Amended Memorandum and Articles, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under the British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, the British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the British Virgin Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We rely on home country practice with respect to our corporate governance. If we choose to follow the British Virgin Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NASDAQ Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Ordinary Shares.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NASDAQ Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Ordinary Shares.

We are exempted from certain corporate governance requirements of the NASDAQ listing rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on NASDAQ. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the governing board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We are qualified as a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are qualified as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

In addition, in order to maintain our listing on the NASDAQ Capital Market, we will be required to comply with certain rules of NASDAQ Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even after we initially met the listing requirements and other applicable rules of the NASDAQ Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the NASDAQ Capital Market criteria for maintaining our listing, our Ordinary Shares could be subject to delisting.

If the NASDAQ Capital Market delists our Ordinary Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Ordinary Shares;

●	reduced liquidity with respect to our Ordinary Shares;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our existing shareholders that are not included in the registration statement of our initial public offering is able to sell their Ordinary Shares subject to restrictions under the Rule 144.

Our existing shareholders, other than the resale shareholders and any shareholders that are subject to lock-up agreements, may be able to sell their Ordinary Shares under Rule 144 after completion of our initial public offering. Because these shareholders have paid a lower price per Ordinary Share than participants in our initial public offering, when they are able to sell their pre-offering shares under Rule 144, they may be more willing to accept a lower sales price than the trading price of our Ordinary Shares. This fact could impact the trading price of our Ordinary Shares.. Under rule 144, before our existing shareholders can sell their Ordinary Shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of such Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this Offering.

There can be no assurance that we will not be deemed to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the cash proceeds and our market capitalization after our initial public offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Taxation — Passive Foreign Investment Company (“PFIC”)”.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of our initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. And we are only listed in Nasdaq Capital Market as a public company for less than six months. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of June 30, 2024, 2023 and 2022, we and our independent registered public accounting firm identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; (3) our lack of segregation of duties in process of preparing and reviewing accounting entries; (4) our lack of proper procedures developed and implemented for system security and access as well as segregation of duties in relation to the system; (5) our lack of proper procedures developed for system development, program change management policies and critical change management control processes and procedures; and (6) our lack of proper procedures developed and implemented for IT policy and procedure as well as operating system security management control.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before our initial public offering, we were a private company with limited resources, and we are only listed in Nasdaq Capital Market as a public company for less than six months. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit you from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the NASDAQ Listing Rules.

The price of our Ordinary Shares could be subject to rapid and substantial volatility, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float who closed the initial public offering on April 19, 2024, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, you may experience losses on your investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Any resale of our Ordinary Shares in the public market by the Selling Shareholders or by investors in our initial public offering may cause the market price of our Ordinary Shares to decline.

Sale of the Resale Shares by the Selling Shareholders, as well as any subsequent resale of Ordinary Shares in the public market by investors that have participated in our initial public offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. The Ordinary Shares held by the officers, directors and 5% shareholders of the Company will be available for sale, upon the expiration of the six-month lock-up period beginning from the filed date of the prospectus of our initial public offering, subject to volume and other restrictions as applicable provided in Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter of our initial public offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Ordinary Shares could decline.

Risks Relating to our Industry and Business

OPS HK faces a high level of competition in the interior design industry in Hong Kong.

According to the Industry Information Sheet, the interior design and fit-out market in Hong Kong is highly fragmented with approximately a thousand companies offering interior design services with fit-out work in 2020 Accordingly, the market is highly competitive with the presence of both local and international service providers and the key factors considered by customers include budgetary concerns, quality of services, timeline of project completion and track record. If OPS HK fails to adequately or timely respond to such considerations or is unable to compete effectively against its competitors in the market, its business and financial results will be materially and adversely affected.

Moreover, OPS HK competes with interior design companies that provide services similar to OPS HK’s. Given that the industry does not require a large amount of capital to start up a new business, the entry barrier to the business is generally low, and, accordingly, OPS HK may face keen competition in the future if there are new-comers who are able to offer services of higher quality at lower prices. If OPS HK fails to compete effectively or maintain its competitiveness in the market, the business, financial condition and results of operations will be materially and adversely affected.

OPS HK’s business may suffer if it does not respond effectively to changes in regulatory and industry standards.

OPS HK’s success is dependent on its ability to respond and cope with any changes in government policies, regulatory requirements and industry standards. If OPS HK is not adequately or timely responsive to new requirements or standards, OPS HK may lose its existing customers or potential customers may turn to its competitors instead.

Discussions on requirements and standards in relation to environmental aspects of fit-out work have been gaining traction in recent years. According to the Industry Information Sheet, growing concerns on global warming, consumer preferences and requirements of green buildings in Hong Kong are expected in the coming future. OPS HK cannot guarantee that its products and services will meet all applicable new environmental standards.

In addition, technological advances may change customers’ expectations and the standards that are generally accepted by the industry. According to the Industry Information Sheet, as smart home technologies emerge, an increasing number of households are starting to integrate smart home technologies into their houses and apartments. Therefore, in the future, more customers and the interior design industry may expect interior design and fit-out contractors to be able to incorporate smart home technologies, including smart home central systems, smart home furniture and smart home appliances, among other things, into homes. OPS HK may not necessarily be able to acquire new technologies and expand its knowhow, skills and sources of supply to adequately or timely address such technological advances as and when requested by potential customers.

The interior design business is project-based and profitability is dependent on the negotiated terms under each of the agreement through OPS HK, and may vary from project to project. In addition, the overall gross profit margin is affected by strategies from time to time. OPS HK’s past performance does not indicate future performance.

The business of OPS HK is project-based and its customers may engage it to suit their interior design and fit-out needs for each project. During the last three fiscal years ended June 30, 2024, 2023 and 2022, OPS HK did not enter into any long-term agreement or arrangement with any customers. The customers normally engage OPS HK on an as-needed basis and for each project. The terms of the project agreements are negotiated independently. Therefore, the key terms of the agreements, namely, the scope of services, fees, the method and timing of payment vary from project to project. Moreover, various factors, such as the budget of the customers and the general market conditions, are unpredictable and beyond our control. As such, there is no guarantee that the profitability achieved in a given project can be replicated in the future.

As such, changes in the pricing strategy and corporate strategy may affect OPS HK’s overall gross profit margin ratio and other aspects of business performance. Any historical gross profit margin ratio of OPS HK is an analysis of its past gross profit margin ratio only and may not necessarily reflect the future gross profit margin ratio, which will depend to a large extent on the ability to secure new projects with a higher gross profit margin ratio. If more projects are undertaken with a lower gross profit margin ratio, OPS HK’s gross profit margin ratio may be materially and adversely affected. The past performance of OPS HK does not indicate future performance.

The costs of sales of OPS HK have historically fluctuated. If OPS HK experiences any significant/material increase in costs of sales, its gross profit margin might decrease and the business operations and financial position might be materially and adversely affected.

OPS HK generally derives its revenue from service contracts, with each contract sum being determined with reference to quotations that are formulated on a cost-plus margin basis and substantially agreed upon between customers and OPS HK at the time when a project is awarded to it. A contract sum may be adjusted in certain circumstances from that which was originally stipulated in a contract, in circumstances in which the provision of additional services or changes in specifications under variation orders is requested by a client. The management and project managers will review the cost budget from time to time. If the actual cost is higher than originally budgeted, it may reduce the profit margin and affect the financial performance of OPS HK. If the project managers fail to keep the costs within the initial budget, the business operation and financial results may be adversely affected.

Since the service fees are generally pre-determined when a project is awarded to OPS HK, any substantial increase in the cost of sales may materially and adversely affect the results of operations and financial condition. OPS HK does not enter into long-term supply contracts with its suppliers or subcontractors, so there is no assurance that they will not significantly increase the prices of their fit-out materials and subcontracting charges in the future. There is also no assurance that OPS HK will be able to pass any increase in costs of sales to the customers in order to maintain gross profit margins.

OPS HK engages subcontractors to perform fit-out works on a project-by-project basis and its subcontractors will purchase and procure fit-out materials designated by us. Under the contracts entered into between customers and OPS HK, OPS HK is generally liable to its customers for the quality of its works. In the event that the works performed by its subcontractors are not up to standard or customers’ satisfaction, OPS HK may incur extra costs to rectify the works and hence its financial performance may be adversely affected.

The estimated project costs could prove inaccurate and any cost overruns for projects may reduce the profits of OPS HK and its financial performance would be adversely affected.

Pricing of projects is based on the estimated time and costs. OPS HK has to estimate the time and costs involved in a project before OPS HK enters into contracts with its customers and engages its subcontractors. There is no assurance that the actual time and costs of a project will not exceed such estimates. In the event that OPS HK fails to properly or accurately estimate the time and costs of a project, or if there is any unforeseen factor leading to any substantial increase in such time and costs, OPS HK may be subject to cost overruns and liquidated damages or compensation claimed by customers. This will result in a lower profit margin and the financial performance may be materially and adversely affected.

OPS HK incurs time and cost in the design stage. If the potential customers that OPS HK presents its interior design proposals but do not ultimately engage OPS HK for its fitting-out works, the business and financial performance could be adversely affected.

OPS HK’s in-house design team develops tailor-made interior design proposals for each of its customers based on their needs and requirements. Orders are only confirmed after OPS HK has prepared its interior design proposals and made a presentation to its customers. In the event that potential customers decide not to engage OPS HK after receiving the interior design proposals presented to them, any time and costs incurred in the design stage would be wasted and its business and financial performance could be adversely affected. As advised by our Hong Kong legal counsel, Long An & Lam LLP, insofar as OPS HK’s original artistic work (such as drawings) or animation qualify for copyright protection under the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), infringement of any such copyright is civilly actionable. OPS HK may claim against potential customers for the infringement of copyrighted material if they use the proposed designs without engaging OPS HK. However, handling of legal proceedings and disputes can be both costly and time-consuming, and may significantly divert the efforts and resources of our management.

OPS HK relies heavily on its recurring customers for business and experience in its alternative means of obtaining new business is limited.

The current business strategies of OPS HK rely heavily on recurring customers who provide it with business and opportunities, as well as referred customers. For the three fiscal years ended June 30, 2024, 2023 and 2022, OPS HK had 23, 27 and 22 recurring customers, respectively. These recurring customers represented approximately 67.6% 64.3% and 56.4% of the total number of the customers, respectively, for the corresponding fiscal year. Although as part of its business strategy, OPS HK plans to conduct marketing campaigns to enhance customer awareness of its brand, it has not made significant investments in marketing to the general public in the past. OPS HK also has limited experience in direct marketing and competing with other market participants in bidding or open tenders for projects. As a result, OPS HK may not be successful in attracting certain types of new customers and this may affect its growth potential.

A significant portion of total revenue of OPS HK was derived from a few major customers. A high concentration of its revenue from a few major customers means that loss of business from any of them may have a significant negative impact on its business and financial performance.

For the three fiscal years ended June 30, 2024, 2023 and 2022, the top five customers contributed to approximately 80.2%%, 63.9% and 59.2%,  respectively, of our total revenue. For the fiscal year ended June 30, 2024, two customers accounted for approximately 34.1% and 21.5% of the Company’s total revenue, respectively. And no other customer accounted for more than 10% of the Company’s total revenue. For the fiscal year ended June 30, 2023, one customer accounted for approximately 43.1% of the Company’s total revenue, and no other customer accounted for more than 10% of the Company’s total revenue. For the fiscal year ended June 30, 2022, three customers accounted for approximately 21.2%, 10.8% and 10.6% of the Company’s total revenue, and no other customer accounted for more than 10% of the Company’s total revenue. OPS HK’s customers may not engage it in the future, because a customer (i) may not require interior design or fit-out services at all; (ii) may not have the budget for conducting interior design or fit-out work; (iii) may require interior design or fit-out services but choose to engage another contractor instead of us; or (iv) any other reasons. A high concentration of revenue from a few major customers means that loss of business from any of them may have a significant negative impact on the business and financial performance of OPS HK.

Fit-out work can be labor-intensive. If subcontractors of OPS HK experience any shortage of labor or significant increase in labor costs, or more expenses may be incurred, projects may be delayed or OPS HK may not be able to pass on such cost to the customers and, in turn its profitability may be adversely affected.

Fit-out work is often labor-intensive, and, as a result, the subcontractors and OPS HK cannot be certain that there will be sufficient workers for projects when needed. Any shortage of labor may cause delays in the completion projects. Even though OPS HK, generally, has not hired workers to conduct fit-out work, and instead, has employed subcontractors who hired workers directly, the labor cost is factored into the prices of the subcontractors. Given that the normal practice is to agree with OPS HK’s customers on a fixed price upon engagement without any mechanism for price adjustment to take into account increases in labor costs, any unpredicted rise in labor cost might be borne by OPS HK and may reduce its profit margin. Moreover, potential customers may be hesitant to engage OPS HK if the quotation price has to increase to fully consider any expected future increase in labor cost.

Our financial performance relies on designers and other skilled workers hired by it to complete the projects and the retention and recruitment of these skilled professionals is challenging. We cannot be certain that OPS HK will be able to retain its existing designers and other skilled workers or recruit additional qualified professionals to support its future operations and growth. Any failure to do so may adversely affect the business and growth.

There is a limited pool of designers and other skilled workers with the requisite skills, know-how and experience required for OPS HK’s business. As the quality of designs and technical know-how are of critical importance to the business, attracting and retaining talents are essential components of the business strategy. OPS HK may have to offer better salaries, incentive packages and training opportunities to attract and retain sufficient skilled workers to maintain its operations and growth, which may increase its costs and reduce profitability. For the three fiscal years ended June 30, 2024, 2023 and 2022, the staff costs of the directors and employees, including salaries, provident fund contributions and other benefits, were $1,107,605, $1,312,185 and $1,338,334, respectively. OPS HK cannot be certain that it will be able to retain its existing designers and other skilled workers and recruit additional qualified professionals to support its future operations and growth. Any failure to do so may adversely affect the business and growth of OPS HK.

We depend on our core management personnel in operating business. As competition for such management talents is fierce and new hires may not necessarily fit in well with the current management team, any loss of key management personnel may be detrimental to our business and prospects.

Our success and growth have largely been attributed to the efforts and experiences of our core management personnel in both Junee and OPS HK. In particular, the executive directors of OPS HK, Mr. Yuk Ki (Francis) Chan, Mr. Siu Lai So, and Mr. Sai Kit (Dicky) Yip, have a long history of working with OPS HK’s customers and understand the customers’ corporate culture, needs and requirements. Each of Mr. Chan, Mr. So and Mr. Yip has over 33, 30 and 31 years of experience in the interior design and fit-out industry, respectively. They also have well-established relationships with the suppliers. As competition for such management talents is fierce and new hires may not necessarily fit in well with the current management team, any loss of key management personnel will be detrimental to our business and prospects.

OPS HK may not be able to implement our business plans effectively to achieve future growth.

OPS HK’s expansion plan is based upon a forward-looking assessment of market prospects of the interior design and fit-out industry in Hong Kong and there is no assurance that such assessment will always turn out to be correct or that it will be able to grow our business as planned. Expansion plans may be affected by a number of factors beyond its control. Such factors include, but are not limited to, changes in economic conditions in Hong Kong, changes in supply and demand for OPS HK services and government regulations in relation to the interior design and fit-out industry. OPS HK may face difficulties in adapting its business process and engaging appropriate materials suppliers and subcontractors for providing services to new project types, with which suppliers and subcontractors OPS HK now has limited or no experience in providing services. Its ability to leverage the brand name may be more limited in the new project types than in its established project types, and it may face more intense competition from established interior design companies in those new project types.

Furthermore, our future growth depends on our ability to improve our administrative, technical and operational infrastructure both in Junee and OPS HK. As part of its strategies, OPS HK intends to recruit new staff and continue to build its operations and reputation through new marketing campaigns. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and (ii) allocating its resources and managing its relationships with a growing number of customers, suppliers and other business partners. There can be no assurance that future growth will materialize or that OPS HK will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

We may not be successful in our future acquisitions, and we may face difficulties in integrating acquired businesses with our existing business.

We intend to evaluate opportunities to acquire interior design and fit-out companies and integrate their operations into or OPS HK’s business. However, there can be no assurance that we will be able to identify suitable opportunities. Even if we are able to identify suitable opportunities, we may encounter difficulties in completing such acquisitions due to financial constraints, negotiating acceptable terms to us and delays in completion. The inability to identify suitable acquisition targets or complete the acquisition could materially and adversely affect our competitiveness and growth prospects. After acquisition is completed, we also face certain uncertainties and risks related to our acquisition, including, without limitation:

●	unsuccessful integration of business including an inability to apply our business model or business operation flow on the acquisition target;

●	wastage of resources and diversion of management attention;

●	failure to retain relationships with key employees, customers and suppliers of the acquisition target;

●	potential ongoing financial obligations and unforeseen or hidden liabilities; and

●	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities.

If we are unable to manage such difficulties as they arise, they could disrupt our ongoing business, increase our costs, any of which could materially and adversely affect our business, financial position and results of operations.

OPS HK’s business is affected by the conditions of the Hong Kong economy and property market and the performance of the relevant business sectors.

During the three fiscal years ended June 30, 2024, 2023 and 2022, OPS HK offered its services for residential projects, the office projects and commercial and retail projects in Hong Kong. The condition of the economy of Hong Kong may affect the demand for interior design and fit-out services. Any adverse changes, such as a slowdown in economic growth or pessimistic outlook of the economy, may reduce willingness to spend on business expansion, property investments, relocations, renovations and alterations, which may lead to a decrease in demand for OPS HK’s services. Changes in the performance of certain business sectors may also be relevant to our business. For instance, any adverse changes in the retail sector or corporate sector may reduce the demand OPS HK’s services in commercial and retail projects and office projects respectively. The outlook of the interior design industry is also dependent on the supply of such premises. Negative factors in relation to property developments and redevelopments in Hong Kong such as decrease in the number of newly completed residential and commercial buildings, and restrictions in the supply of land from the Government of Hong Kong may adversely affect the business of OPS HK.

OPS HK’s business depends on materials suppliers and subcontractors to complete its projects.

OPS HK’s existing business strategy is to focus on design, project management, quality control, cost control, customer relationship management and on-site supervision, while outsourcing other necessary business functions. Therefore, it does not maintain a large number of workers to conduct installation and fit-out work, except for maintaining certain employees with installation and fit-out experience for on-site supervision. Instead, it generally sources all products provided to customers from third-party materials suppliers and, historically, it has hired third-party subcontractors to undertake installation and fit-out work for its customers. We cannot guarantee that OPS HK has been able, and can continue, to monitor the performance and quality of its materials suppliers and subcontractors effectively with its limited number of on-site supervisors.

For the three fiscal years ended June 30, 2024, 2023 and 2022, OPS HK’s largest supplier accounted for approximately 26.7%, 10.5% and 8.6%, respectively of our total subcontracting and materials costs, and its top five suppliers accounted for approximately 55.2%, 38.5% and 28.9%, respectively of its total subcontracting and materials costs. In the event that a major materials supplier or subcontractor becomes unavailable, OPS HK may not be able to find suitable substitutes who could provide similar quality of products or services at comparable prices. Since the majority of its projects are undertaken by a few key subcontractors and, it does not generally enter into any long-term contracts with such subcontractors but instead engage them on a project-by-project basis, the unavailability of any of them may lead to (i) lower quality of work; (ii) higher costs; (iii) delays in delivery to the customers, and other consequences which may adversely affect customer satisfaction, reputation, and ultimately, its business and financial performance.

OPS HK’s business relies on subcontractors to comply with relevant laws, rules and regulations. If subcontractors fail to comply with any laws, rules and regulations, our financial performance and business operation may be adversely affected and we may be subject to prosecution.

OPS HK’s subcontractors are subject to prosecutions in the event of violation of safety, environmental and/or employment laws and regulations. These may affect their ability to renew, and in more serious cases, may even result in revocation of their licenses, permits or certificates. If this happens, OPS HK may have to locate and appoint other subcontractor(s) for replacement at additional cost. This may also lead to a lower profit margin. In addition, we cannot guarantee that OPS HK’s subcontractors have obtained all necessary licenses, permits or certificates or that such licenses, permits or certificates will not be revoked or be renewed in a timely manner. In such case, OPS HK may have to cease its engagement of their services and appoint another subcontractor. If its subcontractors violate any laws, rules or regulations, OPS HK may be subject to prosecution.

OPS HK relies on the seamless communication and cooperation between its sales and marketing team, the design team and the project team to ensure smooth completion of projects.

OPS HK’s success is partly attributable to its communication and cooperation among its sales and marketing team, its design team and project team. The success of each project is dependent on whether each of the teams is able to communicate with the other effectively and can coordinate work efficiently. Currently, most of the workflow and communication across different teams and departments are dictated or closely monitored by the executive directors. However, as the scale of our Company increases, the size of each team may need to grow accordingly and the present close-handed approach may not be sufficient to deal with the increased workload. One possible way to deal with this situation is for executive directors to delegate more work to other management personnel, but there is a risk that personnel expansion and greater job delegation may instigate segregation and disinformation, which may ultimately lead to misunderstandings, project delays and errors in quality control. Any such result could adversely affect customer satisfaction, reputational harm, and ultimately, our business and financial performance.

The success of OPS HK depends on customers’ perception of the quality of its work and its ability to satisfy possibly multiple interested parties in any given project.

OPS HK’s success depends largely on its ability to meet customers’ expectations in relation to the qualities of the design ideas, the ultimate finished product, customer services and relationship management skills, among many other factors. However, priorities and perception of quality may vary substantially between customers, because of their practical needs and personal preferences. Furthermore, in the case of corporate customers, the interested parties involved may not be limited to an individual, but also the requirements and preferences of their parent companies, their different departments and the ultimate end-users. OPS HK cannot be certain that it will be able to satisfy all diverse needs and preferences of every interested party, and be able to adequately prioritize and balance such needs and preferences in the case of conflicts between all interested parties in the future projects.

If OPS HK were to become unable to anticipate or respond effectively to its customers’ preferences, its financial performance could be adversely affected.

OPS HK is responsible for developing interior design ideas for its projects and OPS HK secures projects after the presentation of its design ideas. Customers generally compare design ideas and quotations of various service providers and select the design and fitting-out works which are the most suitable for them. OPS HK’s success depends on its capability to anticipate customer preferences and develop interior design ideas which are suitable and preferred by its customers or potential customers. As customer preferences for interior designs are highly subjective in nature, OPS HK may fail to anticipate or respond effectively to customer preferences or changes to their preferences. In such event, its financial performance could be adversely affected.

OPS HK is exposed to liquidity risk and the credit risk of its customers.

In general, customers pay OPS HK fees within 90 days after it issues an invoice. However, there is a possibility that customers will delay or even refuse payment of fees, whether because of their own financial situation or other reasons. In any event, OPS HK is exposed to the credit risk of its customers, which, in turn, causes unpredictability in our cash flows which translates into liquidity risk to our business.

Delays in the completion of projects may cause OPS HK to incur additional costs and experience delays in receiving payments and its reputation may be adversely affected.

The time required for completing projects can be materially affected by numerous factors beyond our control. These factors include shortages of labor and materials, supply chain delays, accidents, “acts of god”, etc. If OPS HK cannot take remedial actions in a timely manner, such as finding suitable alternative subcontractors, suppliers, sourcing and replacing products with equivalent quality and prices or negotiating with its customers in using alternative products, or finding additional workers to meet unexpected contingencies, OPS HK may experience delays in the completion of projects, or even unilateral termination of projects by customers in more serious cases. If OPS HK is unable to manage, coordinate, complete and deliver projects in accordance with the agreed upon delivery schedule, customers may postpone payment of the service fees, OPS HK’s reputation may suffer and also additional costs may be incurred.

If OPS HK fails to meet certain standards in relation to the quality, safety or environmental aspects of its work or products, OPS HK may incur additional costs in remedying the defects and its reputation may suffer.

Some of OPS HK customers require it to commit to technical standards with respect to design, safety or environmental requirements. OPS HK may be required to rectify any fit-out defects under the terms of its quotations or under a defect liability period, which could lead it to incur significant additional costs. Any such defects could also cause reputational harm, which could discourage business opportunities or new customers. Moreover, severe technical defects could lead to incidents of personal injuries or property damages, which could result in expensive and time-consuming litigation and damage payments. If any of the foregoing events occur, our business and financial performance could be materially and adversely affected.

Negative publicity or damage to the reputation of OPS HK may have adverse an impact on its business, growth prospects and financial performance.

OPS HK relies on its reputation and the reputation of its team, as it generally obtains contracts from customers who have experience in and understanding of its quality of design and works. Negative publicity associated with OPS HK could result in the loss of customers or lead to increasing difficulty in securing new projects. If any customer who is not satisfied with the design and fit-out work, whether justified or not, raises any complaint regarding us, and such complaint comes to the attention of the public, the business, growth prospects and financial performance may be adversely affected.

OPS HK’s insurance policies may be insufficient to cover all liabilities arising from claims and litigation.

OPS HK has purchased relevant insurance with appropriate coverage limits for its business and believe that its insurance coverage is in line with the industry standard. However, OPS HK may receive claims from time to time in respect of various matters from customers, suppliers, workers (including OPS HK’s own staff or the staff of the subcontractors) and other parties in relation to its projects. There is no guarantee that the outcome of such claims will be favorable to OPS HK. Furthermore, regardless of the strength of OPS HK’s defense and outcome of the case, OPS HK may incur time and costs defending such claims. In such event, the current insurance may not sufficiently protect it against all liabilities arising from such potential claims. Even if the insurance is sufficient, such claims may damage its reputation. In addition, there is no guarantee that its insurance premiums, which are generally dependent on various factors, such as the scope and value of the project and insurance claim record, will not increase in the future. If OPS HK were held liable for uninsured losses, or the amounts of claims for insured losses exceed the limits of its insurance coverage, or the insurance premiums increase significantly, our business and financial condition may be materially and adversely affected.

OPS HK’s business operations have been, and may continue to be, materially and adversely affected by the spread of the coronavirus (COVID-19).

The COVID-19 pandemic has resulted in quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the world. Many of the quarantine and lockdown measures within China have been relaxed. Nevertheless, relaxation of restrictions on economic and social activities may lead to new cases which may result in the return of restrictions.

OPS HK’s clients, as well as our revenue generation, are mainly derived from OPS HK’s operations in Hong Kong. The pandemic has resulted in the lockdown of cities, travel restrictions, and the temporary closure of stores and facilities in Hong Kong during the past several months. The negative impacts of the COVID-19 pandemic on OPS HK’s business have included, or may continue to include, the following:

●	Uncertain economic conditions, such as labor shortages or supply chain issues, may raise clients’ concerns and cause clients to refrain from engaging in OPS HK’s services (including in-person design consulting services or on-site fit-out work).

●	Quarantines impeded OPS HK’s ability to contact existing and new clients. Travel restrictions limited other parties’ ability to visit and meet in person. Although most communication could be achieved via video calls, this form of remote communication could be less effective in building trust and communicating with existing and new clients.

●	The operations of clients have been, and could continue to be, negatively impacted by the epidemic, which may in turn adversely impact their business performance, and result in a decreased demand for renovation services.

While we continue to see an increasing demand for OPS HK’s services, the prolonged phenomenon of COVID-19 and the effects of mutations in the virus, both in terms of extent and intensity of the pandemic, together with their impact on the interior design industry and the macroeconomic situations are still difficult to anticipate and may continue pose substantial uncertainties. In the event the health and economic environment does not improve, or if there is no significant recovery in the impacted regions where OPS HK serves its clients or operates its business, our results of operations and financial condition could be materially and adversely affected.

Any recurrence of global financial crisis may have negative repercussions on the target customers of OPS HK.

The global financial crisis between 2007 to 2008 caused substantial volatility in capital markets and a downturn in the global market. Any recurrence of a global financial crisis and any decline in the global economy may adversely affect the budgets, expansion plans or renovation plans of target customers of OPS HK, which may result in a decrease in the demand for services. Furthermore, if a number of current customers terminate their contracts with OPS HK due to financial constraints, our results of operations and financial condition may be adversely affected.

The business of OPS HK may be adversely affected by further increase in interest rates.

An increase in interest rates in the future may significantly increase the cost of business operation of corporate entities in Hong Kong, thus affecting their profitability. The demand for OPS HK’s services may decrease in such event, since its target customers may have been adversely affected by such increase in interest rates, resulting in the delay or cancellation of renovation, relocation and business expansion plans. In such circumstances, its business and operations, and our financial results could be adversely affected. As of the date of this annual report, the business operations of OPS HK have not been affected by such increase in interest rates.

Item 4. Information on the Company

4.A. History and Development of the Company

Our History

Junee Limited is a BVI business company limited by shares and established under the laws of the British Virgin Islands on August 25, 2021. It is a holding company with no business operations. Junee Limited, through its wholly-owned subsidiary, OPS HK, is an interior design and fit-out service provider in Hong Kong. We recently undertook a reorganization primarily to facilitate our initial public offering in the United States, as described below under “Our Reorganization”.

For the purpose of operating our business in 1998, Mr. Sai Kit (Dicky) Yip, Mr. Siu Lai So and Mr. Wai Man (Aoki) Fung, who is an independent third party, each subscribed for 50,000 shares in Sannogi Holdings Limited (“Sannogi Holdings”), which was incorporated on January 21, 1998. Mr. Fung later sold his entire interest in Sannogi Holdings to pursue other business opportunities in 2001. Since 2004, Sannogi Holdings was owned as to approximately 33.33%, 33.33% and 33.33% by each of Mr. Yuk Ki (Francis) Chan, Mr. So, and Mr. Yip, respectively.

After several years of operation, Sannogi Holdings had accumulated sufficient financial resources and purchased property in Hong Kong in May 2010 for its own use. With the idea to separate the function of operating the business from the investment function of holding the aforesaid property, as originally contemplated, it was decided that Sannogi Holdings should be used to hold the said property and a new company, OPS HK, would be established to continue to carry out our interior design business therein.

OPS HK was incorporated in 2011 to replace Sannogi Holdings as our key Operating Subsidiary. After Sannogi Holdings fulfilled its responsibilities under its contracts on hand during the transitional period from 2010 to 2013, it ceased conducting its interior design and fit-out business.

Our Reorganization

On September 1, 2021, we completed a reorganization of our legal structure (the “Reorganization”), in an effort to unify the ownership structure of our Company, as well as to facilitate our initial public offering in the United States. We believe this will enhance organizational efficiency.

Prior to the Reorganization, OPS HK, the Operating Subsidiary of the Company, was controlled by Alpha Generator Limited, a BVI company. As part of the Reorganization, OPS Holdings Limited was first incorporated under the laws of the British Virgin Islands on June 25, 2021, and became a subsidiary of Alpha Generator Limited. OPS HK then became a wholly owned subsidiary of OPS Holdings Limited. Subsequently, Junee Limited was incorporated and became a wholly owned subsidiary of OPS Holdings Limited. Consequently, Junee Limited became the holding company of OPS HK on September 1, 2021.

The Company and its subsidiary resulting from the Reorganization has been under the common control of the same controlling shareholder before and after the Reorganization. The consolidation of the Company and its subsidiary has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions. As a result of the Reorganization, the Company owns 100% equity interest of OPS HK.

On July 15, 2022, we amended its memorandum of association to authorize the issuance of an unlimited number of Ordinary Shares with par value of $1.00 per share.

On September 5, 2022, we resolved to adopt an amended memorandum of association to authorize the issuance of an unlimited number of Ordinary Shares, no par value, which is effective September 6, 2022, and to effectuate (i) a redemption of existing 1,000 shares at par value of $1.00 per share in exchange for the issuance of 1,000 ordinary shares of no par value; and (ii) a split of the issued and outstanding ordinary shares at a ratio of 1:10,714.286 shares, resulting in the 10,714,286 ordinary shares issued and outstanding after the redemption and share split. As a part to the Company’s recapitalization prior to the completion of its anticipated initial public offering, we believe it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to share split pursuant to ASC 260. We have retroactively adjusted all shares and per share data for all the periods presented. As a result of all events mentioned above, we had an unlimited number of no par value ordinary shares authorized, of which 10,714,286 were issued and outstanding as of June 30, 2023 and 2022.

On June 8, 2023, we resolved to split its shares at a ratio of 1:1.225, such that after such share split, the number of issued shares in Junee Limited was 13,125,000 ordinary shares of no par value. On July 14, 2023, we further resolved to reverse the share split executed on June 8, 2023 at the original ratio of 1.225:1, such that after such reverse share split, the number of issued shares in Junee Limited was reversed to10,714,286 ordinary shares of no par value. With the share split on June 8, 2023 and the subsequent reverse share split on July 14, 2023, we considered that the actual implication of the share split executed was neutralized by the simultaneous effect of the subsequent reverse share split and caused no impact to these consolidated financial statements.

Initial Public Offering (“IPO”)

On April 17, 2024, we completed the IPO on the Nasdaq Capital Market and the ordinary shares commenced trading under the ticker symbol “JUNE”. Under this offering, 2,000,000 ordinary shares were issued at a price of $4 per share. On April 19, 2024, the Company closed its IPO of 2,000,000 ordinary shares, no par value per share. Subsequently, on May 31, 2024, the underwriter exercised its over-allotment option to purchase an additional 263,068 ordinary shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on June 3, 2024. The IPO and the exercise of the over-allotment option with net proceeds totaling $7,861,876 from the offering after deducting underwriting discounts and offering expenses of $1,190,396 from the gross proceeds totaling $9,052,272.

Upon closing of the IPO, a total of 12,977,354 ordinary shares of no par value were issued and outstanding.

Equity Incentive Plan

On August 1, 2024, the Board of Directors of the Company approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which became effective on August 1, 2024. Details of the 2024 Equity Incentive Plan please refer to the paragraph “6.B. Compensation – Equity Incentive Plan” under the section “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES”.

On August 1, 2024, the Company has granted 1,250,000 share options to the directors and the employees. 690,000 share options were vested and were not exercised as of the date of this annual report. As of the date of this annual report, the Company has granted the employee 30,000 ordinary shares under such 2024 Equity Incentive Plan. As of the date of this annual report, a total of 13,007,354 ordinary shares of no par value were issued and outstanding.

Recent Developments

The Company incorporated Junee Investments International Limited on May 17, 2024 and Junee Investments International Limited is an investment holding company with no operations.

The Company acquired Junee Technology Pte. Ltd. on July 12, 2024 at the consideration of 1,000 Singaporean Dollar. Junee Technology Pte. Ltd. is an investment holding company with no operations.

The Company acquired ASPAC AI Computing Pty Ltd on September 5, 2024 at the consideration of 100 Australian Dollar. ASPAC AI Computing Pty Ltd is an investment holding company with no operations.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

Mr. Siu Lai So
Mr. Yuk Ki (Francis) Chan
Mr. Sai Kit (Dicky) Yip
WAC Holdings Limited
(Hong Kong stock code: 8619)
Cayman Islands
33.33%
33.33%
33.33%
100%
WAC (Hong Kong) Limited
BVI
Alpha Generator Limited
BVI
Ample Capital Limited
Hong Kong
15.22%
78.81%
5.97%
Employees under equity incentive plan
OPS Holdings Limited
BVI
US Public Shareholders
0.23%
67.90%
31.87%
Junee Limited
BVI
100%
100%
100%
100%
Junee Investments International Limited
Hong Kong
OPS Interior Design Consultant Limited
Hong Kong
Junee Technology Pte. Ltd.
Singapore
ASPAC AI Computing Pty Ltd
Australia

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the British Virgin Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

Our Corporate Information

Our principal executive offices are located at 3791 Jalan Bukit Merah #09-03 E-Centre @ Redhill, Singapore 159471 and out telephone number is +65 6022 1124. Our registered office in the British Virgin Islands is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, BVI. We maintain a website at http://ops-int.com.hk/. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

B. Business Overview

Overview

We, a limited liability company established under the laws of the British Virgin Islands on August 25, 2021, through our wholly-owned subsidiary, OPS HK, provides interior design, fit-out and maintenance service to both residential and commercial clients in Hong Kong interior design market.

The interior design service involves preliminary consulting services, conceptualizing clients’ design ideas with layout plans, and producing detailed design drawings. Fit-out work generally includes any activities making an interior space suitable for residential or commercial purposes. OPS HK also provides a broad range of repair and maintenance services including routine home condition upkeep services.

OPS HK generates revenues primarily from providing design, fit-out and repair and maintenance services. For the fiscal years ended June 30, 2024, 2023 and 2022, total revenue was $2,903,179, $6,140,731 and $9,620,570, respectively. Our gross profit and net loss were $817,883 and $854,927, respectively for the fiscal year ended June 30, 2024, our gross profit and net profit were $1,278,307 and $38,678, respectively, for the fiscal year ended June 30, 2023 and our gross profit and net loss were $1,447,963 and $65,911, respectively, for the fiscal year ended June 30, 2022.

Competitive Strengths

A combination of the following competitive strengths contributes to our continued success and potential for growth:

Experienced management team

The Operating Subsidiary, OPS HK, is led by an experienced management team comprised of Mr. Yuk Ki (Francis) Chan, Mr. Siu Lai So, and Mr. Sai Kit (Dicky) Yip and a project manager (Mr. Chung Han Leung). Mr. Chan, Mr. So, Mr. Yip and Mr. Chung Han Leung, has over 33, 30, 31 and 23 years of experience in the interior design and fit-out industry, respectively. They are fully capable of adapting OPS HK’s services to the needs of different project types.

Stable relationships with a number of clients

Through over 23 years of operating history in the interior design and fit-out industry in Hong Kong, OPS HK has established strong client loyalty and developed stable relationships with a number of recurring clients. The relationship with clients is a key factor in success in the industry, as client satisfaction may lead to potential business opportunities through referral of projects. For the fiscal years ended June 30, 2024, 2023 and 2022, OPS HK had 23, 27 and 22 recurring clients, respectively. These recurring clients represented approximately 67.6%, 64.3% and 56.4% of the total number of clients, respectively, for the corresponding financial year. The aggregate revenue from such clients amounted to US$2,460,499, US$4,210,572 and US$6,450,611, representing approximately 84.8%, 68.6% and 67.1% of the total revenue, for the corresponding financial year, respectively. For instance, five largest clients (in terms of revenue) have been working with OPS HK for a range of less than 1 year to over 10 years. The longest of such relationships has been a client maintained for over 10 years. We believe that having stable relationships with a number of clients is one of OPS HK’s key competitive strengths and OPS HK’s anticipated ability to leverage clients’ continuing support for new business opportunities.

Strong working relationships with subcontractors

A strong network of Hong Kong fit-out subcontractors and interior design professionals continues to create design solutions that facilitate satisfying results for customers. OPS HK’s business relationships with its five largest subcontractors (in terms of revenues) range from 1 year to over 10 years. The longest business relationship has been maintained over 10 years, as of the date of this annual report. During the last three fiscal years ended June 30, 2024, 2023 and 2022, OPS HK did not enter into any long-term agreement or arrangement with any of its subcontractors.

OPS HK has a list of internally approved subcontractors that it works with consistently during the course of business, and the management chooses subcontractors based on a series of considerations, such as the sufficiency of staffing and other resources, and technical capability.

Future Business Growth Strategy

OPS HK will strive to continue to adhere to its business principles of providing high quality professional design services. We believe that the pursuit of this goal will lead OPS HK to sustainable growth, may solidify its position in the industry, and may, in turn, create long-term value for our shareholders. We aim to achieve this goal by implementing the following strategies:

Enhancing sales and marketing strategy to expand customer base

Even though OPS HK currently has a sales and marketing team in place, it currently only focuses on client relationship management and other project-related matters.

In order to ensure the success of the strategy to expand service offerings through OPS HK and attract new clients through public channels, we plan to carry out strong advertisement and marketing campaigns on both digital and traditional media channels to promote its corporate image and enhance customer awareness. We believe that digital marketing has been the fastest growing marketing channel in the recent years and continues to play a major role in brand development and client acquisition and engagement. On top of the traditional media, OPS HK plans to carry out certain popular digital marketing campaigns with proven track records, including social media marketing, display advertising and search engine optimization.

Expanding service capacity by establishing in-house teams of workers

Currently, OPS HK mainly outsources fit-out works to subcontractors while it focuses on project management and quality control. However, as the business grows, reliance solely on fit-out subcontractors without an in-house team may be insufficient. Due to the complexity of design and fit-out projects, service providers put more emphasis on offering one-stop service and take part in both design and fit-out works. Therefore, one of the business strategies is to build a qualified and experienced in-house team of five electrical fit-out workers and a team of two repair and maintenance workers to supplement the use of subcontractors.

In-house team of electrical fit-out workers

Technological breakthroughs have facilitated the popularity of intelligent household systems. Additionally, due to the emergence of smart home technologies, an increasing number of households are opting to integrate smart technologies into their houses and apartments. With these trends and increasing demands for complex indoor/outdoor lighting and electrical installation for residential use, retail commercials and showrooms, OPS HK expects to serve more clients in need of the services associated with these trends, in part, by building its own fit-out team with qualified fit-out workers having advanced technical expertise.

In-house team of repair and maintenance workers

In relation to the establishment of an in-house team of repair and maintenance workers, OPS HK considered the potential benefits of providing repair and maintenance as a stand-alone service, mainly because it can strengthen client relationships and also strengthen after-sale services (which include repair and maintenance of defects following project completion). OPS HK expects that this opportunity to continue servicing and keeping in close contact with clients may increase the chances of future projects and referrals.

With the assistance of existing internet and mobile applications, which OPS HK plans to develop for fit-out defect diagnosis, project cost quotations, sales ordering and client communication, OPS HK expects to provide prompt responses, ease of use and short operating cycles for interior repair and maintenance with its in-house team of workers, to enable the improvement in the quality of after-sale services. A reliable client database will be maintained in a customer relationship management (“CRM”) module to be developed according to future plans.

Improving interaction with customer by developing web interface

OPS HK intends to develop a customer relationship management module with internet and mobile applications and web interface, to improve communication with clients by giving them electronic access to information of current and past projects, such as quotations, project status, reported defects and rectification progress. An IT upgrade is expected to create a competitive advantage for business growth, because it enhances client’s experience of interacting with OPS HK, especially under the current COVID-19 pandemic conditions when in-person consultation is more challenging.

Additionally, OPS HK intends to improve its design capability and financial reporting system to cope with the anticipated business growth, by purchasing or upgrading design software and a more advanced accounting system, as well as necessary IT hardware and professional equipment.

Business

Services

OPS HK mainly provides interior design and fit-out service in Hong Kong. The design work is performed by in-house designers while the fit-out work is presently outsourced to subcontractors who are managed and supervised by OPS HK’s designated project management team.

A brief description of the services provided under each project type is as follows:

Consultation

OPS HK provides consultation service per clients’ requests. During the preliminary consultation, it provides advice relating to, among other things, budgetary considerations, and the optimal use of space. For those clients who engage OPS HK for a new property which will be leased or bought in the future, it provides advice on location selection based on its understanding of the advantages and limitations of the different premises and the layout of such premises prior to any renovation, once the new property to be leased or acquired has been selected, as applicable. It will also conduct a site inspection at the premise at this stage and give advice on the materials, fittings, furniture, appliances and other items to be used, with an aim to produce a preliminary design plan and quotation for clients’ considerations.

Design

The design service includes both the consultation with the staff and the actual design work. The design service involves a multi-step process to ensure client satisfaction. First, the design team generates preliminary drawings with different styles of design to evaluate client taste and preferences. Then, the team obtains and analyzes client feedback, and fine-tunes the design objectives until it can provide a specific conceptualized design with layout plans, detailed design drawings and, where applicable, 3D rendering of images (for further details of the design stage, please refer to the paragraph titled “Operation Flow” of this section). Some of the design plans the design team has completed are as follows:

(Design Plan for Grand Century Place at Mong Kok)

(Design Plan for The Centre at Central)

(Design Plan for Harbour North Phase at North Point)

(Design Plan for Cambridge House at Quarry Bay)

Fit-out

In addition to the design service, OPS HK may also be engaged to lateralize the designs through fit-out work. Fit-out work included installing protective materials to cover floors or walls, installing or constructing partition walls, windows and window frames and decorative fittings (e.g., wallpaper, plywood floorings, carpet tiles, marble tiles, mirror panels, curtains, and light fittings), furniture or fixtures (e.g., cabinets, wardrobes, desks, kitchen counters and equipment, sinks, and bathtubs), installing plumbing systems, as well as installing switches, power outlets, telephone wiring, computer outlet covers and other electrical and wiring work. Some of the fit-out projects OPS HK has completed are as follows:

(Fit-out for The Centre at Central)

(Fit-out for Grand Century Place at Mong Kok)

(Fit-out for North Point Harbour Phase at North Point)

(Fit-out for Cambridge House at Quarry Bay)

OPS HK’s role in the fit-out service is principally overall project management and supervision, which involves quality control, cost control and on-site supervision to ensure that the project is on budget and on schedule. The fit-out work is generally outsourced to approved subcontractors (for details of our subcontracting arrangement, please refer to the paragraph titled “Suppliers — Subcontractors” of this section). The subcontractors may be designated by the clients or the management office of the relevant building where the project premises is located. Otherwise, we will generally select subcontractors from OPS HK’s own list of approved subcontractors.

For material supplies, OPS HK will agree with the clients on whether OPS HK or the clients will provide the materials used for the project. If OPS HK is responsible for providing materials, it will purchase such materials from the customary materials suppliers or, in certain cases, the subcontractors will provide the materials for the project.

Where specific fit-out work requires a particular license, permit or approval, OPS HK will engage subcontractors with suitable qualifications to perform such work. OPS HK is a Registered Minor Works Contractor (Class II and III) with the Buildings Department and therefore, OPS HK can also perform services requiring such qualifications.

The Minor Works Control requirements are established under the Buildings Ordinance of Hong Kong, which aim to facilitate building owners and occupants in carrying out small-scale building works safely and lawfully through simplified requirements. Minor works are classified into three classes according to their nature, scale and complexity and the risk to safety they pose. The size, location and respective criteria of each item of minor works are described in Schedule 1 of the Building (Minor Works) Regulation (B(MW)R). Class I, II and III represent high, medium and low complexity and level of risk, respectively. In order to ensure that only contractors who are able to perform their duties and responsibilities in a competent manner are allowed to carry out the respective items of minor works, they are each required to be registered as a Registered Minor Works Contractor (Class I, II or III) under the Buildings Ordinance.

Repair and Maintenance

If required by clients, OPS HK will also provide repair and maintenance service. Similar to the fit-out work, the repair and maintenance work is generally outsourced to approved subcontractors. Repair and maintenance work included, among other things, replacement of fixtures and fittings, repair and maintenance of cupboards and shelves and repainting walls and ceilings.

Business Operation Model

Set out below is a diagram of the business model of OPS HK:

Note: In this diagram, “Our Company” refers to OPS HK.

Operation Flow

The following diagram summarizes the principal steps of the operational flow when undertaking design-only projects and design and fit-out projects:

Initial phase

Project identification and preliminary assessment

OPS HK usually receives requests for quotations for potential projects from its existing or potential clients. During the three fiscal years ended June 30, 2024, 2023 and 2022, it served clients from the both public and private sector in Hong Kong, including quasi-government and statutory bodies, private and public companies, and individuals for their private residences.

Before proceeding with a project, OPS HK will make a preliminary assessment and decide on whether the potential project is feasible, by considering, among other considerations, the basic requirements of the project and whether OPS HK have sufficient resources that may be required, after consideration of the resources that have been allocated to other projects in progress. OPS HK may refuse clients’ quotation requests based on the same considerations.

For the fiscal years ended June 30, 2024, 2023 and 2022, the projects OPS HK undertook, generally, did not involve large scale construction work, but instead involved making improvements in the aesthetics and functionality of the interior designs of the premises and minor related work.

OPS HK liaises with clients to understand the basic requirements of the projects, including the project objectives, scope of work, expected timing for commencement and completion and preliminary budget. If the potential project involves minor work falling within the Building (Minor Works) Regulation (Chapter 123N of the Laws of Hong Kong) (for more information, please refer to “Regulations — Regulations related to building works — Building (Minor Works) Regulation (Chapter 123N of the Laws of Hong Kong), we also record such requirements, so timely notifications and submissions to the Building Authority (i.e. Buildings Department and its officials) are made.

If OPS HK decides to pursue the project after the preliminary assessment, it will offer a general layout plan, a project proposal and one or more design concepts for its client’s consideration.

Pricing policy

The fee for a project is determined on a case-by-case basis by considering various factors, which generally include (i) the size and complexity of the project and the services required from us; (ii) overall cost expected to be incurred in undertaking the project by reference to preliminary quotations obtained from the subcontractors and materials suppliers; (iii) the project duration expected by the client; (iv) the relationship with the client and prices offered to any recurring client in the past; and (v) the prevailing market trends and conditions. OPS HK did not have any material losses among its contracted services during the fiscal years ended June 30, 2024, 2023 and 2022.

Proposal preparation

The design team and project team are mainly responsible for preparing and implementing the design proposal. The design team consisted of eight employees (including Mr. Siu Lai So) and were led by Mr. So, the chief designer, and a design team head. The design team is responsible for making the layout plan, which establishes how the space of the premises would be used. OPS HK usually includes qualifications and notes in the preliminary designs and layout plans, including cautionary wording to the effect that (i) the layout plan and preliminary design will need to be verified and may not be accurate, to avoid confusion by clients; and (ii) the layout plan and preliminary design is the property of OPS HK and cannot be used without its written permission, in an effort to preserve the ownership rights to OPS HK’s work product.

The design team generally produces a preliminary design with 3D and technical drawings and presentation boards. A presentation board normally contains suggested materials to be used, such as the types of tiles, stone, steel, wood, marble and fabric, etc.

As part of the proposal preparation, the project team will be responsible for selecting subcontractors and material suppliers and obtaining preliminary quotations for the services or materials that are needed to complete the project. The design team, project team and finance department will work together to estimate the project cost. The finance department also conducts client background checks and project finance during the process. Then, the proposals and cost estimates will be reviewed and approved by the management before being submitted to the clients or potential clients for consideration. See “Financing operations and delinquency experience” below.

Acceptance of proposal and project awarded

OPS HK offers preliminary budget quotations for projects that will not be immediately handled, in instances in which the actual commencement of a project is still conditioned upon confirmation of the exact location of the property, and/or, in some cases, consummation of the lease or purchase by the client of such property. However, OPS HK generally considers that a project has commenced when the signed quotation is received from the clients. Each design quotation will include a statement that the copyright of all designs and drawings provided by OPS HK shall remain vested with OPS HK and that the clients are not permitted to make copies of the design or drawings, nor may they use the designs or drawings without prior written approval. On a case-by-case basis and subject to compliance with the internal control policies, OPS HK may also permit verbal confirmations from some clients for their acceptances of the proposals.

Except for repair and maintenance projects, OPS HK generally issues an invoice for the initial payment, which usually represents around 20% to 50% of the total contract price, upon signing of the budget quotation. The period of the initial phase of each of the projects may vary, but from past experience, the initial phase transpires generally over one month or less. According to the agreed upon terms and upon receipt of the initial payment, the design team will proceed to the design phase.

Design phase

Based on the agreed upon terms of the design proposal, the design team will then finalize the conceptual design details and specifications for the project. For projects limited to only design, the projects are completed once it has provided the final design to the clients. For design and fit-out projects, the project team is generally responsible for overseeing the project and ensuring the fit-out work is completed according to the designs agreed by the clients.

The timespan of the design phase of each of the projects may vary but generally lasts over one week to four weeks.

Implementation phase

Project management and formation of project management team

OPS HK generally outsources fit-out work to internally approved subcontractors. To ensure service quality, OPS HK will form a project management team, consisting mainly of members from the design team, project team and sales and marketing team, to oversee the project. The project management team will coordinate with subcontractors, materials suppliers and other parties involved in the project during this process. The project management team will also visit the worksites regularly to ensure on-going monitoring of the progress of the project. These visits are generally conducted at least once a week.

During the implementation phase of projects involving minor work falling within the Building (Minor Works) Regulation (Chapter 123N of the Laws of Hong Kong), OPS HK will make timely notifications and submissions to the Building Authority, as required. It is the usual practice of OPS HK to have weekly progress meetings with the dedicated project management team and the management to remain informed of the status of individual projects, as well as to identify and resolve any issues which may arise. If there are any defects in the work, OPS HK will require the subcontractors (or other any responsible party designated by the clients) to rectify any defects identified during handover or after completion of the project.

The period of the implementation phase takes generally around two weeks to three months, design phase included (if applicable), depending upon the scale of a project.

OPS HK may issue invoices for interim payments to clients based on the payment term in the fee quotation for the project.

During the course of a project, clients may request changes in the service specifications or require different or additional materials to be used for renovation. In such cases and where the additional costs for the services or goods were not previously agreed upon, OPS HK will generally issue variation orders or additional fee quotations to reflect such changes and their associated costs. Over the past years, OPS HK has had no material disputes with any of the clients relating to variation orders or additional quotations for changes in the scope of services for any project.

Review and completion phase

Review and completion

Once the agreed upon work has been completed for design and fit-out projects, OPS HK will conduct inspections with the clients at the project premises with an aim to identify any defects prior to client handover. Under the existing internal control policy, OPS HK will request that clients sign a handover letter to confirm the completion of the project. OPS HK issues invoices for final payments with reference to the actual completion date of the project, according to the terms of the quotation. In the event that retention monies are required as a security deposit, retention monies will generally be released after the end date of the “defect liability period” (as described below).

Aftersales Services

The sales and marketing team is responsible for seeking feedback from the clients once a project has been completed, to help OPS HK gauge their satisfaction, improve its services in the future and also to determine whether any rectification work may be required shortly after completion. OPS HK normally offers clients a six-month defect liability period to rectify defects, free of charge, for fit-out work performed. In some design and fit-out projects which expressly provide a defect liability period in the quotation, retention monies may be required and they will be settled upon conclusion of such defect liability period. Upon request by clients, OPS HK may also provide repair and maintenance services. Defect claims are rare.

Projects Overview

OPS HK focused on projects in Hong Kong and during the fiscal years ended June 30, 2024, 2023 and 2022, all of the revenue was derived solely from the Hong Kong projects.

Projects undertaken during the fiscal years ended June 30, 2023 and 2022

The table below sets forth the details of the movements of OPS HK’s number of on-going, new and completed projects with contract sum during the fiscal years ended June 30, 2024, 2023 and 2022:

	Fiscal Years Ended June 30,
	2024		2023		2022
Projects in progress at the beginning of the period	No. of projects	Contract sum (US$)	No. of projects	Contract sum (US$)	No. of projects	Contract sum (US$)
Design Only	—	—	1	9,268	—	—
Design and Fit-out	9	1,302,774	8	1,612,735	8	5,535,145
Repair and Maintenance	—	—	5	13,943	—	—
Total	9	1,302,774	14	1,635,946	8	5,535,145

Price adjustment due to additional works performed on existing projects during the period
Design Only	—	—	—	—	—	—
Design and Fit-out	—	(20,249)	—	303,586	—	659,955
Repair and Maintenance	—	—	—	(663)	—	—
Total	—	(20,249)	—	302,923	—	659,955

New projects during the period
Design Only	1	7,417	4	650,510	7	314,455
Design and Fit-out	21	3,355,956	35	5,346,591	40	5,785,959
Repair and Maintenance	40	61,821	55	59,797	60	98,976
Total	62	3,425,194	94	6,056,898	107	6,199,390

Completed projects during the period
Design Only	—	—	5	659,790	6	305,128
Design and Fit-out	23	1,427,385	34	5,964,969	40	10,336,697
Repair and Maintenance	38	50,824	60	73,095	55	84,944
Total	61	1,478,209	99	6,697,854	101	10,726,769

Exchange difference
Design Only		9		12		(59)
Design and Fit-out		5,780		4,831		(31,627)
Repair and Maintenance		15		18		(89)
Total		5,804		4,861		(31,775)

Projects in progress at the end of period
Design Only	1	7,426	—	—	1	9,268
Design and Fit-out	7	3,216,876	9	1,302,774	8	1,612,735
Repair and Maintenance	2	11,012	—	—	5	13,943
Total	10	3,235,314	9	1,302,774	14	1,635,946

During the fiscal years ended June 30, 2024, 2023 and 2022, OPS HK mainly undertook office projects, residential projects and commercial and retail projects. The following table provides a breakdown of the revenue by property type during the fiscal years ended June 30, 2024, 2023 and 2022 by property type:

	For the Years Ended June 30,
	2024		2023		2022
	(US$)	% of revenue	(US$)	% of revenue	(US$)	% of revenue
Revenue
Commercial and retail	$438,612	15.1%	$1,270,190	20.7%	$4,910,497	51.0%
Office	597,091	20.6%	3,091,154	50.3%	2,468,298	25.7%
Residential	1,867,476	64.3%	1,779,387	29.0%	2,241,775	23.3%
Total revenue	$2,903,179	100.0%	$6,140,731	100.0%	$9,620,570	100.0%

The following table sets forth the breakdown of the revenue by major revenue type for the fiscal years ended June 30, 2024, 2023 and 2022, respectively:

	For the Fiscal Years Ended June 30,
	2024		2023		2022
	(US$)	% of revenue	(US$)	% of revenue	(US$)	% of revenue
Revenue
Design and fit out	$2,841,436	97.9%	$5,422,984	88.3%	$9,215,283	95.8%
Others	61,743	2.1%	717,747	11.7%	405,287	4.2%
Total revenue	$2,903,179	100.0%	$6,140,731	100.0%	$9,620,570	100.0%

Each project varied in size, complexity and service specification and, as such, the duration for each project varied widely even if they concerned the same project type.

Projects with recurring clients

Most of the business during the fiscal years ended June 30, 2024, 2023 and 2022 was from recurring clients. Our revenue for fiscal years ended June 30, 2024, 2023 and 2022 were contributed by approximately 84.5%, 85.5% and 76.5%, respectively, of the projects awarded by recurring clients.

For the fiscal years ended June 30, 2024, 2023 and 2022, OPS HK had 23, 27 and 22 recurring clients, respectively. These recurring clients represented approximately 67.6%, 64.3% and 56.4% of the total number of the clients, for the corresponding financial year, respectively. The aggregate revenue from such clients amounted to $2,460,499, $4,210,572 and $6,450,611, representing approximately 84.8%, 68.6% and 67.1% of the total revenue for the corresponding financial year, respectively.

Clients

Characteristics of the clients

For the fiscal years ended June 30, 2024, 2023 and 2022, OPS HK had 34, 42 and 39 clients, respectively, some engaged OPS HK for more than one project during the fiscal years ended June 30, 2024, 2023 and 2022. Such clients included companies (private and public listed companies) and individuals for whom OPS HK provided services for their private residences.

OPS HK does not have any master long-term contracts signed with its clients and its contracts are entered into on a single project basis.

Top five clients

For the fiscal years ended June 30, 2024, 2023 and 2022, the percentage of the total revenue attributable to the largest client amounted to approximately 34.1%, 43.1% and 21.2%, respectively, while the percentage of the total revenue attributable to the five largest clients combined amounted to approximately 80.3%, 63.9% and 59.2%, respectively.

Set out below is a breakdown of the revenue by the top five clients during the fiscal years ended June 30, 2024, 2023 and 2022:

For the fiscal year ended June 30, 2024

Client	Use of the premises	Service provided	Approximate number of year(s) of relationship counted from the date of the first engagement	Amount of revenue US$	% of total revenue
Client I (Note 9)	Residential	Design and fit-out	6 years	989,079	34.1%
Client D (Note 4)	Residential	Design and fit-out, repair and maintenance	Over 10 years	623,963	21.5%
Client A (Note 1)	Commercial and Retail, office	Design and fit-out, repair and maintenance	Over 10 years	288,095	9.9%
Client J (Note 10)	Commercial and Retail, office	Design and fit-out, repair and maintenance	<1 year	264,795	9.1%
Client K (Note 11)	Residential	Design and fit-out	<1 year	164,713	5.7%
Total				2,330,645	80.3%

For the fiscal year ended June 30, 2023

Client	Use of the premises	Service provided	Approximate number of year(s) of relationship counted from the date of the first engagement	Amount of revenue US$	% of total revenue
Client A (Note 1)	Commercial and Retail, office	Design and fit-out	Over 10 years	2,649,671	43.1%
Client F (Note 6)	Commercial and Retail	Design and fit-out	<1 year	328,551	5.4%
Client G (Note 7)	Residential	Design and fit-out	<1 year	323,304	5.3%
Client D (Note 4)	Residential	Design and fit-out	Over 10 years	322,297	5.2%
Client H (Note 8)	Office	Design and fit-out	<1 year	301,231	4.9%
Total				3,925,054	63.9%

For the fiscal year ended June 30, 2022

Client	Use of the premises	Service provided	Approximate number of year(s) of relationship counted from the date of the first engagement	Amount of revenue US$	% of total revenue
Client A (Note 1)	Commercial and Retail, office	Design and fit-out, repair and maintenance	Over 10 years	2,037,429	21.2%
Client B (Note 2)	Commercial and Retail	Design and fit-out, repair and maintenance	5 years	1,037,204	10.8%
Client C (Note 3)	Residential	Design and fit-out	Over 10 years	1,023,030	10.6%
Client D (Note 4)	Commercial and Retail, office	Design and fit-out, repair and maintenance	<1 year	865,009	9.0%
Client E (Note 5)	Office	Design and fit-out	<1 year	726,929	7.6%
Total				5,689,601	59.2%

Notes:

(1)	The customer is a quasi-governmental and statutory body in Hong Kong responsible for accelerating urban redevelopment, including undertaking, encouraging, promoting and facilitating urban renewal of Hong Kong, with a view to addressing the problem of urban decay and improving the living conditions of residents in old districts.
(2)	A Hong Kong incorporated company which provides one-stop comprehensive and quality medical diagnostic services with advanced imaging technology and experienced medical and healthcare professionals in Hong Kong.
(3)	Two individuals, who engaged OPS HK to provide design and fit-out services and repair and maintenance services for their residential properties.
(4)	A Hong Kong incorporated company which provides advance molecular testing services on infectious diseases, clinical oncology, hematopathology and various genetic disorders to patients in Hong Kong.
(5)	A Hong Kong incorporated company which provides services in training events and internationally recognized examinations in Hong Kong.
(6)	A Hong Kong incorporated company which provides medical beauty services in Hong Kong.
(7)	A Hong Kong incorporated company which manufactures lingerie.
(8)	The customer group’s business activities include the manufacture and trading of electronic and electrical parts and components. Its holding company is a company incorporated in the Cayman Islands and its shares are principally listed on the Main Board of the Stock Exchange of Hong Kong Limited.
(9)	A Hong Kong incorporated company which provides interior design services in Hong Kong.
(10)	A Hong Kong incorporated company which provides a point-to-point, comprehensive and streamlined medical services in Hong Kong.
(11)	One individual, who engaged OPS HK to provide design and fit-out services for his residential property.

OPS HK did not grant any credit terms to its clients during the fiscal years ended June 30, 2024, 2023 and 2022 and payments by such clients were generally made by check or bank transfer.

None of the directors of OPS HK or Junee Limited, their close associates, nor the Selling Shareholders, as of the date of this annual report, had any interest in any of the five largest clients of the OPS HK during the three fiscal years ended June 30, 2024, 2023 and 2022. As of the date of this annual report, we are not aware of any of OPS HK’s major clients having experienced material financial difficulties that may materially affect OPS HK’s business.

Major Project Terms

The clients generally engage OPS HK in a project-by-project basis. In general, OPS HK has a standard form of quotations setting out, among other material terms, the fees, scope of work, contract period and the payment terms, although in some cases, the clients may require OPS HK to use their own standard forms. In the latter instance, the material project terms are generally similar to OPS HK’s customary quotations. Material contract terms of the project contracts (including related credit management and other internal control policies) are summarized below:

Fee and Scope of Works

OPS HK provides quotations that establish the general fee for a project (subject to variation orders) with a detailed breakdown of the scope of work to be carried out and the relevant location of the work site.

Payment Terms and Credit Management

As part of the internal control policy, in relation to managing its trade receivables, OPS HK first conducts a credit assessment prior to accepting an engagement from a new client or providing a new quotation with a contract sum of more than US$25,575 (HK$200,000) with an existing client. This credit assessment involves considerations such as a client’s financial background, derived from available information gathered by the finance department, and, in the case of an existing client, any history of past defaults or delinquency in regular payments, as well as the length of the business relationship, to determine such client’s ability to settle the amount of the quotation.

OPS HK’s quotations specify the payment terms of each project, including initial payments required. OPS HK generally requires an initial payment from the clients prior to the commencement of the project, which usually represents approximately 20% to 50% of the total contract sum and is in the form of a deposit. For projects with a relatively small contract sum, OPS HK may request full payment upon engagement. The fees are settled in HK$ and generally by check or bank transfer. OPS HK issues invoices for interim payments at different stages of the project. The final invoice is generally issued shortly before or immediately after project completion. If the project involves retention monies, when the final invoice is issued depends on the length of the agreed upon defect liability period.

Financing operations and delinquency experience

OPS HK generally does not grant credit terms to clients. Under its internal control policy, the staff will regularly review the status of unsettled invoices. If an invoice is unsettled for 60 days from the date of issue, the management will be informed to follow-up. During the fiscal years ended June 30, 2024, 2023 and 2022, the invoices were generally settled within 90 days from the invoice date.

OPS HK conducts a credit assessment before accepting an engagement from a new client and, in general, there is a very low incidence of client default in payment to OPS HK. During the fiscal years ended June 30, 2024, 2023 and 2022, and as of the date of this annual report, there have been no notifications nor indications of non-payment of the trade receivables. Provision for doubtful debts is made on a case-by-case basis. OPS HK also did not experience any difficulty in collecting any trade receivables that would have had a significant adverse impact on the business operations. If OPS HK notices any events or changes in circumstances which indicate that the outstanding balances for any invoice may not be collectible, relevant provisions of impairment of trade receivables will be made. OPS HK determines the adequacy of reserves for doubtful accounts based on individual account analysis and the historical collection trend. OPS HK establishes a provision for doubtful receivables when there is objective evidence that the OPS HK may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses that may be anticipated on individual exposures, as well as experience with historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2024 and 2023, the Company recorded an allowance for doubtful accounts related to accounts receivable of $95,806 and $125,516, respectively.

In some cases, retention monies might be required. During the fiscal years ended June 30, 2024, 2023 and 2022, the retention monies generally ranged from 5% to 10% of the contract sum. Retention monies withheld are normally released to OPS HK after the expiry of the defect liability period. As of June 30, 2024 and 2023, OPS HK’s retention receivables amounted to $6,350 and $70,081, respectively.

Duration

The quotations generally do not specify a contract period, but OPS HK regularly provides the progress of the projects to the clients. Where the quotation includes a defect liability period, it is normally for six months or 12 months after completion of the project. OPS HK’s quotations do not generally specify termination conditions.

Suppliers

The suppliers of OPS HK include materials suppliers and subcontractors. During the fiscal years ended June 30, 2024, 2023 and 2022, OPS HK only purchased materials from local suppliers in Hong Kong and its purchases are denominated in Hong Kong dollars.

Top Five Suppliers

During the fiscal years ended June 30, 2024, 2023 and 2022, the top five suppliers were all subcontractors providing various types of work and materials relating to the projects. For the fiscal years ended June 30, 2024, 2023 and 2022, the percentage of the total subcontracting and material costs charged by the largest suppliers amounted to approximately 26.7%, 10.5%, and 8.6%, respectively, while the percentage of our total subcontracting and material costs charged by the five largest suppliers amounted to approximately 55.2%, 38.5% and 28.9%, respectively.

Below is a breakdown of the subcontracting and material costs from the top five suppliers during the fiscal years ended June 30, 2024, 2023 and 2022.

For the fiscal year ended June 30, 2024

Breakdown of the Subcontracting and Material Costs from Top Five Suppliers

Supplier	Approximate number of year(s) if relationship counted from the first engagement	Type(s) of goods or service provided	Amount of costs US$	Amount of costs % to total subcontracting and materials costs
Supplier I (Note 9)	<1 year	Interior design and fit-out works	413,811	26.7%
Supplier C (Note 3)	3 years	Interior design and fit-out works	190,018	12.3%
Supplier J (Note 10)	<1 year	Interior design and fit-out works	124,314	8.0%
Supplier K (Note 11)	5 years	Repair and maintenance services for MVAC	70,898	4.6%
Supplier L (Note 12)	4 years	Plumbing, drainage and electrical works	55,534	3.6%
		Total Subcontracting and Material Costs from Five Largest Suppliers	854,575	55.2%

For the fiscal year ended June 30, 2023

Breakdown of the Subcontracting and Material Costs from Top Five Suppliers

Supplier	Approximate number of year(s) if relationship counted from the first engagement	Type(s) of goods or service provided	Amount of costs US$	Amount of costs % to total subcontracting and materials costs
Supplier A (Note 1)	Over 10 years	Carpentry and finishing works	435,785	10.5%
Supplier F (Note 6)	<1 year	AV System	410,629	9.9%
Supplier C (Note 3)	2 years	Interior design and fit-out works	291,366	7.0%
Supplier G (Note 7)	<1 year	Computer graphics solution	231,429	5.6%
Supplier H (Note 8)	5 years	E&M systems engineering	227,615	5.5%
		Total Subcontracting and Material Costs from Five Largest Suppliers	1,596,824	38.5%

For the fiscal year ended June 30, 2022

Breakdown of the Subcontracting and Material Costs from Top Five Suppliers

Supplier	Approximate number of year(s) if relationship counted from the first engagement	Type(s) of goods or service provided	Amount of costs US$	Amount of costs % to total subcontracting and materials costs
Supplier B (Note 2)	6 years	Interior design and fit-out works	640,444	8.6%
Supplier C (Note 3)	2 years	Interior design and fit-out works	424,936	5.7%
Supplier A (Note 1)	Over 10 years	Carpentry and finishing works	396,989	5.4%
Supplier D (Note 4)	<1 year	AV system	358,678	4.8%
Supplier E (Note 5)	Over 10 years	Gypsum board partition & ceiling	323,022	4.4%
		Total Subcontracting and Material Costs from Five Largest Suppliers	2,144,069	28.9%

Notes:
(1)	A Hong Kong incorporated company providing carpentry and finishing works in Hong Kong.
(2)	An unincorporated business principally providing interior design and fit-out works in Hong Kong.
(3)	A Hong Kong incorporated company providing interior design and fit-out works in Hong Kong.
(4)	A Hong Kong incorporated company providing AV system works in Hong Kong.
(5)	A Hong Kong incorporated company providing gypsum board partition & ceiling works in Hong Kong.
(6)	A Hong Kong incorporated company providing AV system works in Hong Kong.
(7)	A Hong Kong incorporated company providing computer graphics solution services in Hong Kong.
(8)	A Hong Kong incorporated company providing E&M systems engineering services in Hong Kong.
(9)	A Hong Kong incorporated company providing interior design and fit-out works in Hong Kong.
(10)	A Hong Kong incorporated company providing interior design and fit-out works in Hong Kong.
(11)	A Hong Kong incorporated company providing repair and maintenance services for MVAC in Hong Kong.
(12)	A Hong Kong incorporated company providing plumbing, drainage and electrical works in Hong Kong.

The top five suppliers during the fiscal years ended June 30, 2024, 2023 and 2022 did not grant credit terms to OPS HK and payments made to them were generally made by check and settled in HK$.

None of the directors of Junee or OPS HK, their close associates, nor any shareholders who owned more than 5% of the number of issued Ordinary Shares of our Company as of June 30, 2024 and 2023, had any interest in any of the five largest suppliers.

OPS has not entered into any long-term agreement or committed to any minimum purchase amount requirements with the suppliers. However, the length of the relationships with top five suppliers ranges from one year to over 10 years. OPS HK did not have any significant disputes with any of its top five suppliers during the fiscal years ended June 30, 2024, 2023 and 2022.

Materials Suppliers

The materials suppliers provide materials such as aluminum windows, tiles, marbles, lighting and floor panels. The clients can alternatively opt for purchasing furniture and equipment themselves. OPS HK has not entered into any long-term supply agreements with materials suppliers and purchases are made on a project-by-project basis.

OPS HK maintains a list of internally approved materials suppliers. OPS HK generally does not depend on any of the materials suppliers, as it has a number of alternative materials suppliers for all major materials used in OPS HK’s projects. During the fiscal years ended June 30, 2024, 2023 and 2022, OPS HK neither had any disputes with the materials suppliers nor encountered any material difficulties in procuring materials and it had not experienced any significant delays in delivery of materials by its materials suppliers causing significant disruption of its projects.

We believe that the risks of material shortages or delays are low, given that the time between obtaining quotations from the material suppliers and delivery is relatively short and there are a number of suppliers providing similar materials in the market. Even after the outbreak of the COVID-19 pandemic, there were only minor delays of materials without any significant adverse impacts. Additionally, OPS HK has been able to pass on any increase in direct costs to the clients, given that (i) the relatively short duration of most of the projects enables us to reasonably estimate the overall costs (including cost increases) in the quotations submitted to the clients; and (ii) OPS HK generally charges on a cost-plus model. Therefore, OPS HK would adjust its contract sum in certain circumstances as originally stipulated in the contracts, in circumstances in which the provision of additional services or changes in specification under variation orders are requested by a client.

Inventory

OPS HK does not keep any inventory. Generally, OPS HK orders materials based on each project’s progress and the materials are delivered to the worksites by the suppliers.

Subcontractors

Reasons for subcontracting arrangement

OPS HK’s practice to engage subcontractors to carry out the fit-out works is the customary practice of the interior design and fit-out industry in Hong Kong. For further details of works undertaken by subcontractors, please refer to the paragraph tilted “Fit-out” of this section.

Such subcontracting arrangements (i) allow OPS HK to focus on interior design aspects, which is the core of the business; and (ii) give OPS HK flexibility to select from a pool of subcontractors with different skill-sets that suit the requirements of different projects. Not all of the projects involve fit-out works and such arrangements with subcontractors allow OPS HK to deploy resources in a more cost-effective manner and without the need to maintain a large workforce of full-time staff.

Basis for selection of subcontractors

When subcontractors are needed for a particular project and the services required would cost more than HK$50,000 (approximately US$6,394), OPS HK will generally select subcontractors from its list of internally approved subcontractors based on their experience relevant to the particular project, as well as their availability and expected fees. In some cases, certain subcontractors are specifically designated as subcontractors for particular buildings or premises, and, in that case, OPS HK will engage such designated subcontractors.

In the event that OPS HK needs to consider subcontractors not on its approved list, additional quotation analysis will be done to compare the terms of the quotation from such new subcontractor against the terms of similar quotations previously obtained for other projects. For cases where the services required are not substantial (i.e. cost to be incurred is less than HK$50,000 (approximately US$6,394)), OPS HK more lenient on the requirements of selection from the list of internally approved subcontractors.

OPS HK reviews the subcontractor list periodically. It carefully evaluates subcontractors based on a range of factors such as their track records, staff and other available resources, technical capability, qualifications (including permits, licenses and approvals held), sufficiency of equipment and past performance. Moreover, the dedicated project management team is responsible for checking that no illegal workers have been or will be hired by the subcontractors and illegal immigrants or others who cannot lawfully be employed are prevented from entering the site or working on projects.

OPS HK also verifies that its subcontractors have obtained relevant licenses, permits or approvals and insurance for their workers.

Control on subcontractors

OPS HK performs regular visits to the worksites of a project to supervise the work performed by its subcontractors and assess their performance, including reviewing whether the work is being done properly and according to schedule, permitting significant control and oversight over subcontractors.

OPS HK has certain policies and procedures to address client complaints. During the fiscal years ended June 30, 2024, 2023 and 2022 and as of the date of this annual report, OPS HK did not receive any material complaints or requests for any kind of compensation from the clients due to quality deficiencies in relation to services provided by OPS HK or work performed by OPS HK subcontractors.

Major contract terms

During the fiscal years ended June 30, 2024, 2023 and 2022, OPS HK only entered into contracts with subcontractors and material suppliers on a case-by-case basis. OPS HK’s key terms agreed to with suppliers generally include the scope of services or amount and types of materials to be supplied, fees payable and the expected length of a fit-out period. OPS HK will receive invoices after its suppliers have delivered the materials or rendered services to OPS HK.

Payment to subcontractors

Depending on the nature, scale and length of the projects, OPS HK generally makes progress payments to the subcontractors with reference to the work schedule, unless it has agreed beforehand with them on an alternate method and timing of the payments. For procuring materials, OPS HK generally makes either payment in full to the materials suppliers upon receipt of materials or a deposit payment upon engagement, with the remaining payments made upon the receipt of materials. During the fiscal years ended June 30, 2024, 2023 and 2022, the suppliers generally did not offer credit terms to OPS HK. OPS HK generally settles payments within 90 days after it receives the suppliers’ invoices.

OPS HK staff monitors various aspects at each stage of the projects including, among other things, proper project planning, addressing clients’ complaints, careful selection of suppliers and regular inspection and supervision at work sites, in an effort to sustain the standards for quality assurance.

Sales and Marketing

Currently a sales and marketing team focuses on client relationship management, other project-related matters, and the maintenance OPS HK’s website, while its direct marketing efforts have been minimal as OPS HK has a strong client base and our revenue mainly derived from recurring customers and referrals. The selling and marketing expenses amounted to $7,585, $19,970, and $23,627 for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

Seasonality

The business of OPS HK has not experienced any significant seasonality.

Market and Competition

The interior design and fit-out market in Hong Kong is highly competitive and fragmented, with approximately a thousand companies offering interior design services with fit-out works. Generally, the key factors considered by clients engaging such services include budgetary concerns, quality of services, the timeline for project completion and the established history reputation of the design and fit-out service provider.

For further details of competitive strengths, please refer to the paragraph titled “Competitive Strengths” of this section.

Licenses, Certificates and Approvals

As of the date of this annual report, OPS HK was a Registered Minor Works Contractor (Class II and III, expiry date: March 20, 2027) with the Buildings Department, a department of the Hong Kong Government founded in 1993, responsible for ensuring compliance with building codes, promoting building safety, and carrying out inspections.

OPS HK has obtained all licenses, certificates and approvals required for carrying on its business activities during the fiscal years ended June 30, 2024, 2023 and 2022 and as of the date of this annual report.

Employees

As of June 30, 2024 and 2023, we had 24 and 18 employees, respectively. All of our employees are stationed in Hong Kong. The following table sets forth a breakdown of the number of employees by job functions:

	Number of Employees
Job Functions	As of June 30, 2024	As of June 30, 2023
Directors	5	3
Management	5	-
Sales and marketing	3	3
Design	7	6
Project	3	4
Finance, Administration and Human Resources	1	2
Total	24	18

During the fiscal years ended June 30, 2024, 2023 and 2022 and as of the date of this annual report, we did not experience any strike or labor dispute with its staff and the relationships with employees and the work environment are generally believed to be positive. We regularly assess the job performance of staff and its remuneration policy helps us attract and retain the staff. We determine the employees’ remuneration based on a number of factors, including their duties, position, experience, qualifications and contributions to us. During the fiscal years ended June 30, 2024, 2023 and 2022, the staff costs of the directors and employees, including salaries, contributions to Mandatory Provident Fund Scheme Ordinance (the “MPFSO”, a retirement scheme in Hong Kong where employers are required to contribute certain amount of employee’s monthly income to the fund) and other benefits were $1,107,605, $1,312,185, and $1,338,334, respectively.

Workplace Safety

We endeavor to provide a safe and healthy working environment to its employees and subcontractors at work sites, it requires people at work sites to strictly comply with relevant safety requirements. We require strict implementation of safety measures under the supervision of the responsible project management team or relevant subcontractors’ management. The regular inspections by the responsible project management team at work sites are intended to ensure fit-out work is conducted in such a manner that reduces, as much as practicable, the risks of injury and damage to persons and properties.

During the fiscal years ended June 30, 2024, 2023 and 2022 and as of the date of this annual report, we did not receive any notice of penalties or fines for a breach of workplace safety regulations. No material injury and fatal accidents were recorded on the projects for which we were responsible during the fiscal years ended June 30, 2024, 2023 and 2022.

Environmental Compliance

Since OPS HK’s role in the fit-out service is principally overall project management and supervision, and the fit-out works are generally outsourced to internally approved subcontractors, the nature of the business does not impose any serious threats to social responsibility and environmental protection matters. The project managers have many years of experience and will ensure the materials used in the fit-out works used by the subcontractors are in compliance with applicable environmental laws and regulations. During the fiscal years ended June 30, 2024, 2023 and 2022, the cost of compliance with applicable environmental laws and regulations was minimal.

Litigation

During the fiscal years ended June 30, 2024, 2023 and 2022 and as of the date of this annual report, we have not been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Insurance

Generally, OPS HK has contractors’ all-risks insurance, which also includes third party liability coverage during the course of the projects. Such insurance policies generally extend for one year and are renewable annually. Such insurance covers particular projects undertaken by OPS HK in accordance with the terms of the policy with the coverage amount of HK$50 million (equivalent to approximately US$6.4 million) in aggregate. Although OPS HK is not required under the relevant law to maintain employees’ compensation insurance for the fit-out subcontractors’ employees involved in the projects, it has been purchasing employees’ compensation insurance that covers the fit-out subcontractors’ employees since 2017.

We have also maintained an office insurance policy, including employees’ compensation insurance for its employees in accordance with the laws and regulations in Hong Kong. We also maintain insurance for our car. The current insurance coverage is sufficient for the business operations and is consistent with the industry norm in Hong Kong. We have not been subject to, nor received any insurance claims during the fiscal years ended June 30, 2024, 2023 and 2022, and as of the date of this annual report.

Research and Development

During the fiscal years ended June 30, 2024, 2023 and 2022, and as of the date of this annual report, we have not engaged in any material research and development activity.

Regulatory Compliance

During the fiscal years ended June 30, 2024, 2023 and 2022, and as of the date of this annual report, we were not engaged in any litigation, arbitration or claim of material importance, and no litigation, arbitration or claim of material importance is known to the directors to be pending or threatened by or against us, that would have a material adverse effect on the results of operations or financial condition.

During the fiscal years ended June 30, 2024, 2023 and 2022, and as of the date of this annual report, we have not had any material non-compliance incident nor systemic non-compliance incident.

C. Organizational Structure

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
OPS Interior Design Consultant Limited	Hong Kong
Junee Investments International Limited	Hong Kong
Junee Technology Pte. Ltd.	Singapore
ASPAC AI Computing Pty Ltd	Australia

The following diagram sets forth our corporate structure as of the date of this annual report.

Mr. Siu Lai So
Mr. Yuk Ki (Francis) Chan
Mr. Sai Kit (Dicky) Yip
33.33%
33.33%
33.33%
WAC Holdings Limited
(Hong Kong stock code: 8619)
Cayman Islands
100%
WAC (Hong Kong) Limited
BVI
Alpha Generator Limited
BVI
Ample Capital Limited
Hong Kong
15.22%
78.81%
5.97%
OPS Holdings Limited
BVI
US Public Shareholders
68.06%
31.94%
Junee Limited
BVI
100%
100%
100%
100%
Junee Investments International Limited
Hong Kong
OPS Interior Design Consultant Limited
Hong Kong
Junee Technology Pte. Ltd.
Singapore
ASPAC AI Computing Pty Ltd
Australia

D. Property, Plant and Equipment

Real Property

As of the date of the date of this annual report, we do not own any real property. We have entered into the following lease agreements, the details of which are set out below.

Address	Use of the Property	Lease Term
Studio 18, 11/F, International Plaza, 20 Sheung Yuet Road, Kowloon Bay, Hong Kong	Office	August 1, 2023 – July 31, 2025
Studio 20, 11/F, International Plaza, 20 Sheung Yuet Road, Kowloon Bay, Hong Kong	Office	August 1, 2023 – July 31, 2025
3791 Jalan Bukit Merah #09-03 E-Centre @ Redhill, Singapore 159471	Office	August 8, 2024 – December 7, 2025

Intellectual Properties

Domain name

OPS HK is the registrant of the domain name www.ops-int.com.hk.

Trademark

As of the date of this annual report, we have registered two trademarks in Hong Kong.

During the fiscal years ended June 30, 2024, 2023 and 2022 and as of the date of this annual report, we were not involved in any proceedings in respect of, nor had it received notice of any claim for, the infringement of any intellectual property rights, and we have not been charged with any breach of the relevant laws or regulations relating to its services, that had any material adverse impact on the business and results of operations.

Item 4a. Unresolved Stff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. KEY INFORMATION – D. Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

Junee Limited is a holding company limited by shares and established under the laws of the British Virgin Islands on August 25, 2021. It is a holding company with no business operation. The Company, through its wholly-owned subsidiary, OPS HK, is an interior design and fit-out service provider in Hong Kong. OPS HK provides quality design, fit-out and repair and maintenance services for commercial and residential buildings. The design service includes both the consultation with our staff and the actual design work, with a specific conceptualized design with layout plans, detailed design drawings, advice relating to, among other things, budgetary considerations, optimal use of space, the materials, fittings, furniture, appliances and other items to be used with an aim to produce a preliminary design plan and quotation for clients’ considerations. Fit-out works include installing protective materials to cover floors or walls, installing or constructing partition walls, windows and window frames and decorative fittings, furniture or fixtures, installing plumbing systems, as well as installing switches, power outlets, telephone wiring, computer outlet covers and other electrical and wiring works. Repair and maintenance works include, among other things, replacement of fixtures and fittings, repair and maintenance of cupboards and shelves and repainting walls and ceilings.

We generate revenues primarily from providing design, fit-out and repair and maintenance services. For the fiscal years ended June 30, 2024, 2023 and 2022, total revenue was $2,903,179, $6,140,731 and $9,620,570, respectively. Our gross profit and net loss were $817,883 and $854,927, respectively for the fiscal year ended June 30, 2024, our gross profit and net profit were $1,278,307 and $38,678, respectively, for the fiscal year ended June 30, 2023 and our gross profit and net loss were $1,447,963 and $65,911, respectively, for the fiscal year ended June 30, 2022.

We will continue to adhere to our business principles of providing professional design service in high standard. We believe that our pursuit of goal will lead us to sustainable growth, solidify our position in the industry, and create long-term value for our shareholders. We aim to achieve this goal by implementing the following strategies through OPS HK:

●	Solidify our industry position by expanding our customer base with enhances sales and marketing;

●	Expand our service capacity by building an in-house team of electrical fit-out workers and an in-house team of repair and maintenance service workers; and

●	Improve our customer interaction by developing web interface.

Impact of the COVID-19 and other pandemics

The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. According to WHO, the COVID-19 pandemic “has been on a downward trend” with immunity increasing due to increasing administration of vaccines globally. Whilst there are remaining uncertainties posted by the potential evolution of COVID-19, the WHO Director-General announced on 5 May 2023 that COVID-19 no longer constitutes a PHEIC and is now an established and ongoing health issue, concurring with the advice of the IHR Emergency Committee of the WHO. Notwithstanding such announcement, disruptions like general slowdown in economic conditions globally and volatility in the capital markets posed by COVID-19 are far-reaching and prevalent. The extent to which COVID-19, and other potential pandemics, may impact our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and other potential pandemics and the actions to contain these pandemics or treat their impact, among others. If the disruptions posed by COVID-19 and other potential pandemics continue for an extended period of time, our operating subsidiary’s ability to pursue its business objectives may be materially adversely affected. We will continue to closely monitor the situation throughout 2024 and beyond.

Long-Term Impact

As of the date of the annual report, with increased inflation pressure, many major central banks have expedited monetary policy tightening. The pandemic, together with the inflation pressure, has resulted in an economic downturn in Hong Kong. Such a downturn in Hong Kong’s economy has led to a decline in our consumers’ demands for our services in Hong Kong, which has affected our business, and, in turn negatively impacted our business and results of operations. In order to adapt, we and our subsidiary would endeavor to seek new business opportunities and would continue to take a conservative approach to cost budgeting, including, but not limited to, withholding distribution of staff bonuses, reconsidering staffing needs and applying greater pressure on the pricing negotiations with subcontractors and suppliers.

In the longer-term, if there is any resurgence of COVID-19 pandemic in Hong Kong due to the spread of new variants, it is likely to adversely affect the economies and financial markets of many countries and could result in a global economic downturn and a recession. This would likely adversely affect our business, and, in turn negatively impact our business and results of operations.

While we continue to see an increasing demand for services from OPS HK, the environment remains uncertain, and it may not be sustainable over the longer term. The degree to which the COVID-19 pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic, the extent of actions to contain or treat the virus, how quickly and to what extent normal economic and operating conditions can resume, and the severity and duration of the global economic downturn that results from the pandemic.

Nevertheless, now more than ever, comfortable homes have become safe havens for homeowners, and we believe that changes in the interior industry landscape and clients’ needs for upgraded living conditions as a result of the COVID-19 pandemic also bring opportunities for our brand.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Market demand and competition

Our financial results of operations are heavily dependent on the demand in the interior design and fit-out market in Hong Kong. The interior design and fit-out market in Hong Kong have been driven by, among other things, (i) the consistent building renovation market, (ii) the prominent service industry, and (iii) the flourishing luxury retail sector. The nature, scale and timing of a project is determined by the interplay of a variety factors, including the global economic climate, social, economic and market conditions in Hong Kong. The worldwide spread of COVID-19 since January 2020 has increased uncertainties to the economy in Hong Kong. Despite the Government’s launch of the vaccination campaign since February 2021 and a growing population of vaccinated individuals in Hong Kong, if there is any resurgence of the COVID-19 pandemic in Hong Kong due to the spread of the Delta variant, the Omicron variant or other new variants, the economy in Hong Kong would be adversely affected. In such event, the resultant unfavorable economic conditions of Hong Kong, dampened market sentiment and decreased purchasing power of the general public could be a disincentive for our potential customers to commence any design and fit-out works for their premises, thus delaying or reducing the number of new projects to be awarded to us.

Furthermore, if COVID-19 intensifies or persists, OPS HK’s customers may face similar financial difficulties and become unable to settle the payments due to us in time or at all and we may in turn incur a significant impairment loss, which may significantly and adversely affect our business operation and financial performance.

The competition in the interior design and fit-out market in Hong Kong is highly intense. OPS HK faces competition from existing reputable contractors or new comers who may be able to offer services of higher quality at lower prices. Failure to maintain or enhance OPS HK’s competitiveness in the industry may lead to lower gross profit margin and loss of market share, which may in turn affect our profitability and operating results adversely.

Fluctuation in costs of sales and gross profit margins

OPS HK generally derives its revenue from contracts, with contract sum being determined with reference to quotations that are formulated on a cost-plus margin basis and substantially agreed upon with customers at the time when a project is awarded. A contract sum may be adjusted in certain circumstances as stipulated in the contracts, such as instances in which the provision of additional services or changes in specification under variation orders are requested by customers. OPS HK management and project managers will review the cost budget on a monthly basis. If the actual cost is higher than the original budget, it may reduce the profit margin and affect our financial performance. If the project managers fail to keep the costs within the initial budget, the business operation and financial results may be adversely affected.

Since the service fees are generally pre-determined when a project is awarded, any substantial increase in the cost of sales may materially and adversely affect our results of operations and financial condition. Since OPS HK does not enter into long-term supply contracts with the suppliers, there is no assurance that they will not significantly increase the prices of their fit-out materials and subcontracting charges in the future. There is also no assurance that OPS HK will be able to pass any increase in our costs of sales to the customers in order to maintain on the gross profit margins.

OPS HK generally engages subcontractors to perform fit-out works on a project-by-project basis and the subcontractors will purchase and procure fit-out materials designated by OPS HK. Under the contracts entered into between the customers and OPS HK, OPS HK is generally liable to its customers for the quality of its works. In the event that the works performed by the subcontractors are not up to standard or customers’ satisfaction, OPS HK may incur extra costs to rectify the works and hence its financial performance may be affected adversely.

Limited means of obtaining new business

OPS HK relies on its recurring customers for business and its experience in alternative means of obtaining new business is limited. The current business strategies rely heavily on recurring customers who provide business and opportunities as well as referred customers. For the three fiscal years ended June 30, 2024, 2023 and 2022, OPS HK had 23, 27 and 22 recurring customers, respectively. These recurring customers represented approximately 67.6%, 64.3% and 56.4% of the total number of its customers, respectively, for the corresponding fiscal year. Although as part of its business strategy, OPS HK plans to conduct marketing campaigns to enhance customer awareness of OPS HK, it has not made significant investments in marketing to the general public in the past. It also has limited experience in direct marketing and competing with other market participants in bidding or open tenders for projects. As a result, OPS HK may not be successful in attracting certain types of new customers and this may affect our growth potential.

Being exposed to liquidity risk and the credit risks of its customers

In general, OPS HK generally does not grant credit terms to clients and the customers pay OPS HK fees within 90 days after it issues an invoice. However, there is a possibility that customers will delay or even refuse payment of fees, whether because of their own financial situation or other reasons. Under its internal control policy, OPS HK regularly reviews the status of unsettled invoices. If an invoice is unsettled for 60 days from the date of issue, the management will be informed to follow-up. In any event, OPS HK is exposed to the credit risk of its customers, which, in turn, causes unpredictability in our cash flows, which translates into liquidity risk to our business.

OPS HK conducts a credit assessment before accepting an engagement from a new client and, in general, there is a very low incidence of client default in payment to OPS HK. Provision for doubtful debts is made on a case-by-case basis. OPS HK also did not experience any difficulty in collecting any trade receivables that would have had a significant adverse impact on the business operations. If OPS HK notices any events or changes in circumstances which indicate that the outstanding balances for any invoice may not be collectible, relevant provisions of impairment of trade receivables will be made. OPS HK determines the adequacy of reserves for doubtful accounts based on individual account analysis and the historical collection trend. OPS HK establishes a provision for doubtful receivables when there is objective evidence that the OPS HK may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses that may be anticipated on individual exposures, as well as experience with historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Difficulty in retaining and recruiting designers and other skilled workers

OPS HK relies on designers and other skilled workers to complete design projects and the retention and recruitment of these skilled professionals is challenging. We cannot be certain that OPS HK will be able to retain its existing designers and other skilled workers and recruit additional qualified professionals to support future operations and growth. Any failure to do so may adversely affect the business and future growth. These is a limited pool of designers and other skilled workers with the requisite skills, know-how and experience required for the business. As the quality of the designs and technical know-how are keys to OPS HK’s business, its ability to attract and retain talent are essential components of our overall business strategy. OPS HK may have to offer better salaries, incentive packages and training opportunities to attract and retain sufficient skilled workers to maintain our operations and growth, which may increase our costs and reduce our profitability. For the three fiscal years ended June 30, 2024, 2023 and 2022, the staff costs of directors and employees of OPS HK, including salaries, provident fund contributions and other benefits, were $1,107,605, $1,312,185 and $1,338,334, respectively. We cannot be certain that OPS HK will be able to retain the existing designers and other skilled workers and recruit additional qualified professionals to support future operations and growth. Any failure to do so may adversely affect our business and growth.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2024 and 2023

The following table sets forth key components of our results of operations for the fiscal years ended June 30, 2024 and 2023:

	For the Fiscal Years Ended June 30,			% of
	2024	2023	Variance	variance
Revenue	$2,903,179	$6,140,731	$(3,237,552)	(52.7)%
Cost of revenue	2,085,296	4,862,424	(2,777,128)	(57.1)%
Gross profit	817,883	1,278,307	(460,424)	(36.0)%

Operating expenses
Selling and marketing expenses	7,585	19,970	(12,385)	(62.0)%
General and administrative expenses	1,848,149	1,356,927	491,222	36.2%
Total operating expenses	1,855,734	1,376,897	478,837	34.8%

Loss from operations	(1,037,851)	(98,590)	(939,261)	952.7%

Other income (expense)
Interest income (expense), net	52,125	(11,904)	64,029	(537.9)%
Other income	-	21,464	(21,464)	(100.0)%
Other income – related party	138,107	183,673	(45,566)	(24.8)%
Total other income, net	190,232	193,233	(3,001)	(1.6)%

(Loss) income before provision for income taxes	(847,619)	94,643	(942,262)	(995.6)%
Income tax expense	7,308	55,965	(48,657)	(86.9)%
Net (loss) income	$(854,927)	$38,678	$(893,605)	(2,310.4)%

Revenue

The following table sets forth the breakdown of our revenue by major revenue type for the fiscal years ended June 30, 2024 and 2023, respectively:

	For the Fiscal Years Ended June 30,
	2024		2023		Variance
	(US$)	% of revenue	(US$)	% of revenue	Amount	%
Revenue
Design and fit-out	$2,841,436	97.9%	$5,422,984	88.3%	$(2,581,548)	(47.6)%
Others	61,743	2.1%	717,747	11.7%	(656,004)	(91.4)%
Total revenue	$2,903,179	100.0%	$6,140,731	100.0%	$(3,237,552)	(52.7)%

Our revenue decreased by $3,237,552, or 52.7%, from $6,140,731 for the fiscal year ended June 30, 2023 to $2,903,179 for the fiscal year ended June 30, 2024, which was primarily due to the decline in customers’ demands for our services during the fiscal year ended June 30, 2024, as a result of the economic recession in Hong Kong led by the increased inflation pressure. To address the increased inflation pressure, many major central banks have expedited the tightening of the monetary policy and increased the interest rates, which caused the real estate market in Hong Kong to fall both in transaction volume and price. It also increased the cost of business operations of the customers, and thus, the customers delayed or cancelled the renovation, relocation and business expansion plans. The tightened monetary policy had slowed down the recovery of the economy in Hong Kong during the fiscal year ended June 30, 2024 after an outbreak of the Omicron variant of COVID-19 pandemic in early 2022. As of June 30, 2024, we had 10 projects in progress with an aggregate contract sum of US$3,235,313 and recognized the related revenue of $2,265,105 up to the fiscal year ended June 30, 2024. We expect that such projects in progress as of June 30, 2024 will be completed and the remaining related revenue of $970,209 will be recognized during the fiscal year ending June 30, 2025.

Revenue from the design and fit-out services decreased by $2,581,548, or 47.6%, from $5,422,984 for the fiscal year ended June 30, 2023 to $2,841,436 for the fiscal year ended June 30, 2024. The decrease was mainly due to the decline in our customer’s demands for our design and fit-out services during the fiscal year ended June 30, 2024 due to the economic recession in Hong Kong, as stated above.

Others represent our revenue from the design only services and the repair and maintenance services and decreased by $656,004, or 91.4%, from $717,747 for the fiscal year ended June 30, 2023 to $61,743 for the fiscal year ended June 30, 2024. The decrease was mainly due to the decrease in the number of repair and maintenance projects and new design only projects OPS HK undertook during the fiscal year ended June 30, 2024.

The following table presents revenue by property type for the fiscal years ended June 30, 2024 and 2023, respectively:

	For the Fiscal Years Ended June 30,
	2024		2023		Variance
	(US$)	% of revenue	(US$)	% of revenue	Amount	%
Revenue
Commercial and retail	$438,612	15.1%	$1,270,190	20.7%	$(831,578)	(65.5)%
Office	597,091	20.6%	3,091,154	50.3%	(2,494,063)	(80.7)%
Residential	1,867,476	64.3%	1,779,387	29.0%	88,089	5.0%
Total revenue	$2,903,179	100.0%	$6,140,731	100.0%	$(3,237,552)	(52.7)%

Revenue from commercial and retail project decreased by $831,578 or 65.5%, from $1,270,190 for the fiscal year ended June 30, 2023 to $438,612 for the fiscal year ended June 30, 2024, which was mainly attributable to the decrease in number of commercial and retail projects OPS HK undertook due to the decline in our customers’ demands for our services as stated above for the fiscal year ended June 30, 2024, as compared to the fiscal year ended June 30, 2023.

Revenue from office projects decreased by $2,494,063, or 80.7%, from $3,091,154 for the fiscal year ended June 30, 2023 to $597,091 for fiscal the year ended June 30, 2024. Such decrease was mainly due to the completion of one big office project with a contract sum of over $2 million, which contributed revenue of $2,079,691 during the fiscal year ended June 30, 2023, and the decrease in number of office projects OPS HK undertook due to the decline in customers’ demands for OPS HK’s services as stated above for the fiscal year ended June 30, 2024, as compared to the fiscal year ended June 30, 2023.

Revenue from residential projects remained relatively stable at $1,867,476 and $1,779,387 for the fiscal years ended June 30, 2024 and 2023, respectively.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the financial years ended June 30, 2024 and 2023:

	For the Fiscal Years Ended June 30,
	2024		2023		Variance
	(US$)	% of cost of revenue	(US$)	% of cost of revenue	Amount	%
Cost of revenue
Subcontracting and material costs	$1,537,847	73.8%	$4,153,581	85.4%	$(2,615,734)	(63.0)%
Project staff costs	534,782	25.6%	693,684	14.3%	(158,902)	(22.9)%
Insurance costs	12,667	0.6%	15,159	0.3%	(2,492)	(16.4)%
Total cost of revenue	$2,085,296	100.0%	$4,862,424	100.0%	$(2,777,128)	(57.1)%

Our cost of revenue decreased by $2,777,128, or 57.1%, from $4,862,424 for the fiscal year ended June 30, 2023 to $2,085,296 for the fiscal year ended June 30, 2024, which was mainly due to the decrease in our subcontracting and material costs and project staff costs and in line with the decrease in our revenue.

OPS HK generally outsources its fit-out works to internally approved subcontractors. The subcontracting costs mainly represented the charges and fees paid to the subcontractors who provided labor and services to carry out the fit-out works, and the material costs paid to fit-out material suppliers who provided fit-out materials for completing the fit-out works. The subcontracting and material costs decreased by $2,615,734, or 63.0%, from $4,153,581 for the fiscal year ended June 30, 2023 to $1,537,847 for the fiscal year ended June 30, 2024, which was mainly due to the decrease in revenue, as stated above, during the fiscal year ended June 30, 2024.

Project staff costs represented salaries and mandatory provident fund provided to the staff in project management and design teams who were directly involved in provision of services in the projects. Project staff costs of OPS HK decreased by $158,902, or 22.9%, from $693,684 for the fiscal year ended June 30, 2023 to $534,782 for the fiscal year ended June 30, 2024. The decrease in the aforesaid staff cost was mainly due to the resignation of some high-paid staff during the fiscal year ended June 30, 2024.

Insurance costs represented the insurance regarding the contractors’ all risks insurance, public liability insurance for the projects undertaken by OPS HK and its subcontractors. Insurance costs remained relatively stable at $12,667 and $15,159 for the fiscal years ended June 30, 2024 and 2023, respectively.

Gross profit

Our gross profit from our major revenue type is summarized as follows:

	For the Fiscal Years Ended June 30,			% of
	2024	2023	Variance	variance
Design and fit-out
Gross profit	$805,953	$686,765	$119,188	17.4%
Gross profit margin	28.4%	12.7%	15.7%

Others
Gross profit	$11,930	$591,542	$(579,612)	(98.0)%
Gross profit margin	19.3%	82.4%	(63.1)%

Total
Gross profit	$817,883	$1,278,307	$(460,424)	(36.0)%
Gross profit margin	28.2%	20.8%	7.4%

Our gross profit from our major project type is summarized as follows:

	For the Fiscal Years Ended June 30,			% of
	2024	2023	Variance	variance
Commercial and retail
Gross profit	$42,076	$226,314	$(184,238)	(81.4)%
Gross profit margin	9.6%	17.8%	(8.2)%

Office
Gross profit	$82,929	$349,188	$(266,259)	(76.3)%
Gross profit margin	13.9%	11.3%	2.6%

Residential
Gross profit	$692,878	$702,805	$(9,927)	(1.4)%
Gross profit margin	37.1%	39.5%	(2.4)%

Total
Gross profit	$817,883	$1,278,307	$(460,424)	(36.0)%
Gross profit margin	28.2%	20.8%	7.4%

Our total gross profit decreased by $460,424, or 36.0%, from $1,278,307 for the fiscal year ended June 30, 2023 to $817,883 for the fiscal year ended June 30, 2024. The decrease in total gross profit was mainly due to the decrease in revenue for the fiscal year ended June 30, 2024, as compared to the fiscal year ended June 30, 2023. Our total gross profit margin increased by 7.4% from 20.8% for the fiscal year ended June 30, 2023 to 28.2% for the fiscal year ended June 30, 2024. The increase in total gross profit margin was mainly due to the decrease in the portion of the commercial and retail projects and office projects which contributed relatively lower gross profit margin for the fiscal year ended June 30, 2024, as compared to the fiscal year ended June 30, 2023.

Our gross profit from commercial and retail projects decreased by $184,238, or 81.4%, from $226,314 for the fiscal year ended June 30, 2023 to $42,076 for the fiscal year ended June 30, 2024, which was in line with our revenue from commercial and retail projects. Our gross profit margin from commercial and retail projects decreased by 8.2% from 17.8% for the fiscal year ended June 30, 2023 to 9.6% for the fiscal year ended June 30, 2024, which was mainly due to the completion of one commercial and retail project in the fiscal year ended June 30, 2023, which contributed a higher profit margin for the fiscal year ended June 30, 2023.

Our gross profit from office projects decreased by $266,259, or 76.3%, from $349,188 for the fiscal year ended June 30, 2023 to $82,929 for the fiscal year ended June 30, 2024, which was in line with our revenue from office projects. Our gross profit margin from office projects remained relatively stable at 13.9% and 11.3% for the fiscal years ended June 30, 2024 and 2023, respectively.

Our gross profit from residential projects remained relatively stable at $692,878 and $702,805 for the fiscal years ended June 30, 2024 and 2023, respectively. Our gross profit margin from residential projects remained relatively stable at 37.1% and 39.5% for the fiscal years ended June 30, 2024 and 2023, respectively.

Operating expenses

Our operating expenses consist of the following:

	For the Fiscal Year Ended June 30, 2024	For the Fiscal Year Ended June 30, 2023	Variance	% of variance
Selling and marketing expenses	$7,585	$19,970	$(12,385)	(62.0)%
General and administrative expenses	1,848,149	1,356,927	491,222	36.2%
Total operating expenses	$1,855,734	$1,376,897	$478,837	34.8%

Our selling and marketing expenses mainly represented the advertising cost and marketing expenses. Our selling and marketing expenses decreased by $12,385, or 62.0%, from $19,970 for the fiscal year ended June 30, 2023 to $7,585 for the fiscal year ended June 30, 2024, which was mainly due to the decrease in marketing expenses we incurred to advertise our brand during the fiscal year ended June 30, 2024, as compared to the fiscal year ended June 30, 2023.

Our general and administrative expenses mainly represented the staff costs, legal and professional fee, depreciation expenses of property and equipment, loss on disposal of property and equipment, amortization of operating lease right-of-use assets, interest of lease liabilities and travelling and transportation costs. Our general and administrative expenses increased by $491,222, or 36.2%, from $1,356,927 for the fiscal year ended June 30, 2023 to $1,848,149 for the fiscal year ended June 30, 2024, which was mainly due to the increase in professional fees of $523,062, for expenses such as legal and consulting service expenses we incurred for being provided with advice and assistance in continuing compliance with the listing requirements after the listing in the United States during the fiscal year ended June 30, 2024, as compared to the fiscal year ended June 30, 2023.

Other income (expenses)

Other income (expenses) mainly includes interest (expenses) income, net and other income.

Interest income.    We recorded our interest income of $63,723 and $2,725 for the fiscal years ended June 30, 2024 and 2023, respectively. The increase in our interest income was mainly due to the increase in our cash at banks after receiving the net proceeds from the listing in the United States in April 2024.

Interest expense on bank borrowings.    We recorded our interest expenses on bank borrowings of $11,598 and $14,629 for the fiscal years ended June 30, 2024 and 2023, respectively. The decrease in our interest expenses on bank borrowings was mainly due to the repayment of borrowings.

Other income mainly represents the government subsidies and other miscellaneous income.

Government subsidies.    Government subsidies primarily related to non-recurring entitlements granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. OPS HK received government subsidies that totaled nil and $21,464 for the fiscal years ended June 30, 2024 and 2023, respectively, and recognized as other income when they were received because they were not subject to any past or future conditions.

Other income — related party represents the management fee income received from our related party.

Management fee income.    We provided management services including corporate governance services, maintenance of company records and general administrative services to our related party, Kin On Engineering (International) Limited, starting from January 1, 2021 and received the management fee income totaled $138,107 and $183,673 from Kin On Engineering (International) Limited for the fiscal years ended June 30, 2024 and 2023, respectively. We ceased to provide management services to Kin On Engineering (International) Limited since April 2024.

Income tax expense

Our company, Junee Limited, was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Junee Limited is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

OPS HK is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to $255,754 (HK$2,000,000), and 16.5% on any part of assessable profits over $255,754 (HK$2,000,000). For the fiscal years ended June 30, 2024 and 2023, OPS HK had assessable profits arising in Hong Kong and, hence, the provision of current tax of $4,939 and $56,004, respectively, has been made in these periods.

Net (loss) income

As a result of the foregoing, we reported a net loss of $854,927 for the fiscal year ended June 30, 2024, as compared to a net income of $38,678 for the fiscal year ended June 30, 2023.

Other comprehensive income

Foreign currency translation adjustment amounted to $17,858 and $2,931 for the fiscal year ended June 30, 2024 and 2023, respectively. The balance sheet amounts, with the exception of equity, on June 30, 2024 were translated at $1.00 to HK$7.81, as compared to $1.00 to HK$7.83 on June 30, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the fiscal year ended June 30, 2024 and 2023 were $1.00 to HK$7.82 and $1.00 to HK$7.84, respectively. The change in the value of the HK$ relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

Comparison of Fiscal Years Ended June 30, 2023 and 2022

The following table sets forth key components of our results of operations for the fiscal years ended June 30, 2023 and 2022:

	For the Fiscal Years Ended June 30,			% of
	2023	2022	Variance	variance
Revenue	$6,140,731	$9,620,570	$(3,479,839)	(36.2)%
Cost of revenue	4,862,424	8,172,607	(3,310,183)	(40.5)%
Gross profit	1,278,307	1,447,963	(169,656)	(11.7)%

Operating expenses
Selling and marketing expenses	19,970	23,627	(3,657)	(15.5)%
General and administrative expenses	1,356,927	1,648,773	(291,846)	(17.7)%
Total operating expenses	1,376,897	1,672,400	(295,503)	(17.7)%

Loss from operations	(98,590)	(224,437)	125,847	(56.1)%

Other income (expense)
Interest expense	(11,904)	(15,690)	3,786	(24.1)%
Other income	21,464	43,462	(21,998)	(50.6)%
Other income – related party	183,673	184,615	(942)	(0.5)%
Total other income, net	193,233	212,387	(19,154)	(9.0)%

Income (loss) before provision for income taxes	94,643	(12,050)	106,693	(885.4)%
Income tax expense	55,965	53,861	2,104	3.9%
Net income (loss)	$38,678	$(65,911)	$104,589	(158.7)%

Revenue

The following table sets forth the breakdown of our revenue by major revenue type for the fiscal years ended June 30, 2023 and 2022, respectively:

	For the Fiscal Years Ended June 30,
	2023		2022		Variance
	(US$)	% of revenue	(US$)	% of revenue	Amount	%
Revenue
Design and fit-out	$5,422,984	88.3%	$9,215,283	95.8%	$(3,792,299)	(41.2)%
Others	717,747	11.7%	405,287	4.2%	312,460	77.1%
Total revenue	$6,140,731	100.0%	$9,620,570	100.0%	$(3,479,839)	(36.2)%

Our revenue decreased by $3,479,839, or 36.2%, from $9,620,570 for the fiscal year ended June 30, 2022 to $6,140,731 for the fiscal year ended June 30, 2023, primarily because of the decline in our customers’ demands for our services during the fiscal year ended June 30, 2023, due to the economic recession in Hong Kong as a result of the increased inflation pressure. To address the increased inflation pressure, many major central banks have expedited momentary policy tightening and increased the interest rates during the fiscal year ended June 30, 2023, which caused the real estate market in Hong Kong to fall both in transaction volume and price and increased the cost of business operations of our customers, and thus, our customers delayed or cancelled the renovation, relocation and business expansion plans. The tightened monetary policy had slowed down the recovery of the economy in Hong Kong during the fiscal year ended June 30, 2023 after an outbreak of the Omicron variant of COVID-19 pandemic in early 2022. We expect our revenue to increase in the following years, provided interest rate increases stop, unless there is a resurgence of the COVID-19 pandemic in Hong Kong due to the spread of new variants of the coronavirus or increasing effects of global inflation and a continuation of rising interest rates by major central banks, any of which events which could adversely affect the economies and financial markets in Hong Kong and our business and results. As of June 30, 2023, we had 9 projects in progress with an aggregate contract sum of US$1,302,774 and recognized the related revenue of $837,993 up to the fiscal year ended June 30, 2023. We expect that such projects in progress as of June 30, 2023 will be completed and the remaining related revenue of $464,781 will be recognized during the fiscal year ending June 30, 2024.

Revenue from the design and fit-out services decreased by $3,792,299, or 41.2%, from $9,215,283 for the fiscal year ended June 30, 2022 to $5,422,984 for the fiscal year ended June 30, 2023. The decrease was mainly due to the decline in our customer’s demands for our design and fit-out services during the fiscal year ended June 30, 2023 due to the economic recession in Hong Kong, as stated above.

Others represent our revenue from the design only services and the repair and maintenance services and increased by $312,460, or 77.1%, from $405,287 for the fiscal year ended June 30, 2022 to $717,747 for the fiscal year ended June 30, 2023. The increase was mainly due to the increase in the number of repair and maintenance projects OPS HK undertook and new design only projects OPS HK undertook, which contributed over $200,000 in revenue for the fiscal year ended June 30, 2023.

The following table presents revenue by property type for the fiscal years ended June 30, 2023 and 2022, respectively:

	For the Fiscal Years Ended June 30,
	2023		2022		Variance
	(US$)	% of revenue	(US$)	% of revenue	Amount	%
Revenue
Commercial and retail	$1,270,190	20.7%	$4,910,497	51.0%	$(3,640,307)	(74.1)%
Office	3,091,154	50.3%	2,468,298	25.7%	622,856	25.2%
Residential	1,779,387	29.0%	2,241,775	23.3%	(462,388)	(20.6)%
Total revenue	$6,140,731	100.0%	$9,620,570	100.0%	$(3,479,839)	(36.2)%

Revenue from commercial and retail project decreased by $3,640,307 or 74.1%, from $4,910,497 for the fiscal year ended June 30, 2022 to $1,270,190 for the fiscal year ended June 30, 2023, which was mainly attributable to the decrease in number of commercial and retail projects OPS HK undertook due to the decline in our customers’ demands for our services as stated above for the fiscal year ended June 30, 2023, as compared to the fiscal year ended June 30, 2022.

Revenue from office projects increased by $622,856, or 25.2%, from $2,468,298 for the fiscal year ended June 30, 2022 to $3,091,154 for fiscal the year ended June 30, 2023. Such increase was mainly due to the completion of one big office project with a contract sum of over $2 million, which contributed revenue of $2,079,691 during the fiscal year ended June 30, 2023, which was partially offset by the decrease in number of office projects OPS HK undertook due to the decline in our customers’ demands for our services as stated above for the fiscal year ended June 30, 2023, as compared to the fiscal year ended June 30, 2022.

Revenue from residential projects decreased by $462,388, or 20.6%, from $2,241,775 for the fiscal year ended June 30, 2022 to $1,779,387 for the fiscal year ended June 30, 2023, which was mainly due to the completion of one big residential project with contract sum of over approximately $1.7 million in the fiscal year ended June 30, 2022, which contributed revenue of $995,223 during the fiscal year ended June 30, 2022, which was partially offset by the increase in number of residential projects awarded from new customers for the fiscal year ended June 30, 2023, as compared to the fiscal year ended June 30, 2022.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the financial years ended June 30, 2023 and 2022:

	For the Fiscal Years Ended June 30,
	2023		2022		Variance
	(US$)	% of cost of revenue	(US$)	% of cost of revenue	Amount	%
Cost of revenue
Subcontracting and material costs	$4,153,581	85.4%	$7,406,896	90.6%	$(3,253,315)	(43.9)%
Project staff costs	693,684	14.3%	749,578	9.2%	(55,894)	(7.5)%
Insurance costs	15,159	0.3%	16,133	0.2%	(974)	(6.0)%
Total cost of revenue	$4,862,424	100.0%	$8,172,607	100.0%	$(3,310,183)	(40.5)%

Our cost of revenue decreased by $3,310,183, or 40.5%, from $8,172,607 for the fiscal year ended June 30, 2022 to $4,862,424 for the fiscal year ended June 30, 2023, which was mainly due to the decrease in our subcontracting and material costs and in line with the decrease in our revenue.

OPS HK generally outsources its fit-out works to internally approved subcontractors. The subcontracting costs mainly represented the charges and fees paid to the subcontractors who provided labor and services to carry out the fit-out works, and the material costs paid to fit-out material suppliers who provided fit-out materials for completing the fit-out works. The subcontracting and material costs decreased by $3,253,315, or 43.9%, from $7,406,896 for the fiscal year ended June 30, 2022 to $4,153,581 for the fiscal year ended June 30, 2023, which was mainly due to the decrease in revenue, as stated above, during the fiscal year ended June 30, 2023.

Project staff costs represented salaries and mandatory provident fund provided to the staff in project management and design teams who were directly involved in provision of services in the projects. Project staff costs of OPS HK decreased by $55,894, or 7.5%, from $749,578 for the fiscal year ended June 30, 2022 to $693,684 for the fiscal year ended June 30, 2023. The decrease in the aforesaid staff cost was mainly due to the decrease in the average number of staff in project management and design teams from 14 for the fiscal year ended June 30, 2022 to 10 for the fiscal year ended June 30, 2023, which was partially offset by the slight salary increment of approximately 3% during the fiscal year ended June 30, 2023 as compared to the fiscal year ended June 30, 2022.

Insurance costs represented the insurance regarding the contractors’ all risks insurance, public liability insurance for the projects undertaken by OPS HK and its subcontractors. Insurance costs remained relatively stable at $15,159 and $16,133 for the fiscal years ended June 30, 2023 and 2022, respectively.

Gross profit

Our gross profit from our major revenue type is summarized as follows:

	For the Fiscal Years Ended June 30,			% of
	2023	2022	Variance	variance
Design and fit-out
Gross profit	$686,765	$1,139,713	$(452,948)	(39.7)%
Gross profit margin	12.7%	12.4%	0.3%

Others
Gross profit	$591,542	$308,250	$283,292	91.9%
Gross profit margin	82.4%	76.1%	6.3%

Total
Gross profit	$1,278,307	$1,447,963	$(169,656)	(11.7)%
Gross profit margin	20.8%	15.1%	5.7%

Our gross profit from our major project type is summarized as follows:

	For the Fiscal Years Ended June 30,			% of
	2023	2022	Variance	variance
Commercial and retail
Gross profit	$226,314	$733,160	$(506,846)	(69.1)%
Gross profit margin	17.8%	14.9%	2.9%

Office
Gross profit	$349,188	$550,294	$(201,106)	(36.5)%
Gross profit margin	11.3%	22.3%	(11.0)%

Residential
Gross profit	$702,805	$164,509	$538,296	327.2%
Gross profit margin	39.5%	7.3%	32.2%

Total
Gross profit	$1,278,307	$1,447,963	$(169,656)	(11.7)%
Gross profit margin	20.8%	15.1%	5.7%

Our total gross profit decreased by $169,656, or 11.7%, from $1,447,963 for the fiscal year ended June 30, 2022 to $1,278,307 for the fiscal year ended June 30, 2023. The decrease in total gross profit was mainly due to the decrease in revenue for the fiscal year ended June 30, 2023, as compared to the fiscal year ended June 30, 2022. Our total gross profit margin increased by 5.7% from 15.1% for the fiscal year ended June 30, 2022 to 20.8% for the fiscal year ended June 30, 2023. The increase in total gross profit margin was mainly due to the one residential project OPS HK undertook, which generated gross loss as a result of the variation in schedule and additional work performed and cost incurred for such residential project for the fiscal year ended June 30, 2022, while we did not have such loss from the projects for the fiscal year ended June 30, 2023.

Our gross profit from commercial and retail projects decreased by $506,846, or 69.1%, from $733,160 for the fiscal year ended June 30, 2022 to $226,314 for the fiscal year ended June 30, 2023, which was in line with our revenue from commercial and retail projects. Our gross profit margin from commercial and retail projects remained relatively stable at 17.8% and 14.9% for the fiscal years ended June 30, 2023 and 2022, respectively.

Our gross profit from office projects decreased by $201,106, or 36.5%, from $550,294 for the fiscal year ended June 30, 2022 to $349,188 for the fiscal year ended June 30, 2023. Our gross profit margin from office projects decreased from 22.3% for the fiscal year ended June 30, 2022 to 11.3% for the fiscal year ended June 30, 2023. Such decrease in our gross profit and gross profit margin from office projects was mainly due to the completion of two office projects in the fiscal year ended June 30, 2022, which contributed to a higher profit margin for the fiscal year ended June 30, 2022.

Our gross profit from residential projects increased by $538,296, or 327.2%, from $164,509 for the fiscal year ended June 30, 2022 to $702,805 for the fiscal year ended June 30, 2023. Our gross profit margin from residential projects increased from 7.3% for the fiscal year ended June 30, 2022 to 39.5% for the fiscal year ended June 30, 2023. Such increase in our gross profit and gross profit margin from residential projects was mainly due to (i) the one residential project OPS HK undertook in the fiscal year ended June 30, 2022, which generated gross loss as a result of the variation in schedule and additional work performed and cost incurred for such residential project for the fiscal year ended June 30, 2022, while we did not have such loss from the projects for the fiscal year ended June 30, 2023; and (ii) the increase in the number of the residential projects OPS HK undertook in the fiscal year ended June 30, 2023, which contributed a higher gross profit margin for the fiscal year ended June 30, 2023 as compared to the fiscal year ended June 30, 2022.

Operating expenses

Our operating expenses consist of the following:

	For the Fiscal Year Ended June 30, 2023	For the Fiscal Year Ended June 30, 2022	Variance	% of variance
Selling and marketing expenses	$19,970	$23,627	$(3,657)	(15.5)%
General and administrative expenses	1,356,927	1,648,773	(291,846)	(17.7)%
Total operating expenses	$1,376,897	$1,672,400	$(295,503)	(17.7)%

Our selling and marketing expenses mainly represented the advertising cost and marketing expenses. Our selling and marketing expenses decreased by $3,657, or 15.5%, from $23,627 for the fiscal year ended June 30, 2022 to $19,970 for the fiscal year ended June 30, 2023, which was mainly due to the decrease in marketing expenses we incurred to advertise our brand during the fiscal year ended June 30, 2023, as compared to the fiscal year ended June 30, 2022.

Our general and administrative expenses mainly represented the staff costs, legal and professional fee, depreciation expenses of property and equipment, loss on disposal of property and equipment, amortization of operating lease right-of-use assets, interest of lease liabilities and travelling and transportation costs. Our general and administrative expenses decreased by $291,846, or 17.7%, from $1,648,773 for the fiscal year ended June 30, 2022 to $1,356,927 for the fiscal year ended June 30, 2023, which was mainly due to the decrease in professional fees of $252,988, for expenses such as audit, legal and consulting service expenses we incurred for the application for the listing of becoming a publicly traded company in the United States during the fiscal year ended June 30, 2023, as compared to the fiscal year ended June 30, 2022.

Other income (expenses)

Other income (expenses) mainly includes interest (expenses) income, net and other income.

Interest income.    We recorded our interest income of $2,725 and $49 for the fiscal years ended June 30, 2023 and 2022, respectively.

Interest expense on bank borrowings.    Our interest expenses on bank borrowings remained relative stable at $14,629 and $15,739 for the fiscal years ended June 30, 2023 and 2022, respectively.

Other income mainly represents the government subsidies and other miscellaneous income.

Government subsidies.    Government subsidies primarily related to non-recurring entitlements granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. OPS HK received government subsidies that totaled $21,464 and $43,077 for the fiscal years ended June 30, 2023 and 2022, respectively, and recognized as other income when they were received because they were not subject to any past or future conditions.

Other income — related party represents the management fee income received from our related party.

Management fee income.    We provided management services including corporate governance services, maintenance of company records and general administrative services to our related party, Kin On Engineering (International) Limited, starting from January 1, 2021 and received the management fee income totaled $183,673 and $184,615 from Kin On Engineering (International) Limited for the fiscal years ended June 30, 2023 and 2022, respectively.

Income tax expense

Our company, Junee Limited, was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Junee Limited is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

OPS HK is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to $255,102 (HK$2,000,000), and 16.5% on any part of assessable profits over $255,102 (HK$2,000,000). For the fiscal years ended June 30, 2023 and 2022, OPS HK had assessable profits arising in Hong Kong and, hence, the provision of current tax of $56,004 and $64,206, respectively, has been made in these periods.

Net income (loss)

As a result of the foregoing, we reported a net income of $38,678 for the fiscal year ended June 30, 2023, as compared to a net loss of $65,911 for the fiscal year ended June 30, 2022.

Other comprehensive income (loss)

Foreign currency translation adjustment amounted to $2,931 and $(13,463) for the fiscal year ended June 30, 2023 and 2022, respectively. The balance sheet amounts, with the exception of equity, on June 30, 2023 were translated at $1.00 to HK$7.83, as compared to $1.00 to HK$7.85 on June 30, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the fiscal year ended June 30, 2023 and 2022 were $1.00 to HK$7.84 and $1.00 to HK$7.80, respectively. The change in the value of the HK$ relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

B. Liquidity and Capital Resources

Prior to our initial public offering on April 17, 2024, we have financed our operations primarily through cash flows from operations and loans from banks and related parties, if necessary.

On April 17, 2024, we completed our initial public offering on the Nasdaq Capital Market. Under this offering, 2,000,000 ordinary shares were issued at a price of $4 per share. On April 19, 2024, we closed our IPO of 2,000,000 ordinary shares, no par value per share. Subsequently, on May 31, 2024, the underwriter exercised its over-allotment option to purchase an additional 263,068 ordinary shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on June 3, 2024. The IPO and the exercise of the over-allotment option with net proceeds totaling $7,861,876 from the offering after deducting underwriting discounts and offering expenses of $1,190,396 from the gross proceeds totaling $9,052,272.

As reflected in our audited consolidated financial statements, we had net loss of $854,927 for the fiscal year ended June 30, 2024, as compared to net income of $38,678 for the fiscal year ended June 30, 2023. As of June 30, 2024, we had cash of $7,244,941 compared to $558,386 as of June 30, 2023. We had positive working capital that amounted to $6,911,726 and $304,890 as of June 30, 2024 and 2023, respectively. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of June 30, 2024, we had an outstanding bank borrowings balance of $245,384, of which the bank borrowings of $164,741 will be payable within one year and the bank borrowings of $80,643 will be payable after one year but within 5 years. The bank borrowings are at an annual effective interest rate of 3.625%.

We believe that our current cash and cash flows provided by operating activities, loans from banks, and the net proceeds from our initial public offering will be sufficient to meet our working capital needs in the next 12 months from the date the audited consolidated financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

On May 19, 2022, OPS HK declared an interim dividend of HK$2.7 per share (equivalent to $0.346 per share) with respect to the 600,000 issued shares of OPS HK or HK$1,620,000 (equivalent to $207,692) to its sole shareholder, i.e. Junee. On the same date, having received the dividend income from OPS HK, Junee declared the same amount of interim dividend, i.e. an interim dividend of HK$1,620 per share (equivalent to $208 per share) with respect to the 1,000 issued shares of Junee or HK$1,620,000 (equivalent to $207,692) to the shareholders of Junee. During the fiscal year ended June 30, 2022, Junee paid dividend of HK$1,360,000 (equivalent to $174,359) to the shareholders of Junee and the remaining unpaid dividend of HK$260,000 (equivalent to $33,333) was recorded as amount due to the related party as of June 30, 2022 and was fully settled in December 2022. On September 15, 2022, Junee declared an interim dividend of approximately HK$0.11199 per share (equivalent to approximately $0.01429 per share) with respect to the 10,714,286 issued shares of Junee, or HK$1,200,000 (equivalent to $153,061), to the shareholders of Junee. The dividend declared by Junee on September 15, 2022 has been fully paid during the fiscal year ended June 30, 2023.

We do not plan to pay any further dividends out of our retained earnings, as of the date of this annual report.

The following table sets forth a summary of our cash flows for the fiscal years ended June 30, 2024, 2023 and 2022:

		For the Fiscal Years Ended June 30,
	2024	2023	2022
Net cash (used in) provided by operating activities	$(751,704)	$45,067	$(229,081)
Net cash used in investing activities	$(6,535)	$(14,620)	$(11,365)
Net cash provided by (used in) financing activities	$7,425,576	$(473,280)	$209,130
Net increase (decrease) in cash and restricted cash	$6,686,555	$(440,841)	$(41,730)
Cash and restricted cash at the beginning of fiscal year	$558,386	$999,227	$1,040,957
Cash and restricted cash at the end of fiscal year	$7,244,941	$558,386	$999,227

Operating Activities

Net cash used in operating activities amounted to $751,704 for the fiscal year ended June 30, 2024, mainly derived from (i) net loss of $854,927 for the fiscal year ended June 30, 2024; (ii) an increase in contract assets of $172,261, due to more services provided but not yet billed to customers closer to the end of the fiscal year ended June 30, 2024, as compared to that of the fiscal year ended June 30, 2023; and (iii) a decrease in accounts payable of $302,816, due to more settlements with subcontractors and suppliers on services requested closer to the end of the fiscal year ended June 30, 2024, as compared to that of the fiscal year ended June 30, 2023, which was offset by (i) various non-cash items of $71,739, such as depreciation of property and equipment, amortization of operating lease right-of-use assets and interest of lease liabilities, provision for doubtful accounts and deferred tax benefit; and (ii) a decrease in accounts receivable of $540,680, due to more settlements by the customers closer to the end of the fiscal year ended June 30, 2024, as compared to that of the fiscal year ended June 30, 2023.

Net cash provided by operating activities amounted to $45,067 for the fiscal year ended June 30, 2023, mainly derived from (i) net income of $38,678 for the fiscal year ended June 30, 2023; (ii) various non-cash items of $101,566, such as depreciation of property and equipment, amortization of operating lease right-of-use assets and interest of lease liabilities, provision for doubtful accounts and deferred tax benefit; and (iii) a decrease in accounts receivable of $124,079, due to more settlements by the customers closer to the end of the fiscal year ended June 30, 2023, as compared to that of the fiscal year ended June 30, 2022, which was offset by a decrease in accounts payable of $226,081, due to more settlements with subcontractors and suppliers on services requested closer to the end of the fiscal year ended June 30, 2023, as compared to that of the fiscal year ended June 30, 2022.

Net cash used in operating activities amounted to $229,081 for the fiscal year ended June 30, 2022, mainly derived from (i) net loss of $65,911 for the fiscal year ended June 30, 2022; (ii) an increase in accounts receivable of $265,989, due to more billing to customers based on services provided closer to the end of the fiscal year ended June 30, 2022, as compared to that of the fiscal year ended June 30, 2021; (iii) an increase in contract assets of $100,266, due to more services provided but not yet billed to customers closer to the end of the fiscal year ended June 30, 2022, as compared to that of the fiscal year ended June 30, 2021; and (iv) a decrease in contract liabilities of $482,425, as OPS HK decreased billings in advance of performance obligations under contracts, which was offset by (i) various non-cash items of $216,625, such as depreciation of property and equipment, amortization of operating lease right-of-use assets and interest of lease liabilities, provision for doubtful accounts, loss on disposal of property and equipment and deferred tax benefit; and (ii) an increase in accounts payable of $393,356, due to more billings from subcontractors and suppliers on services requested closer to the end of the fiscal year ended June 30, 2022, as compared to that of the fiscal year ended June 30, 2021.

Investing Activities

Net cash used in investing activities amounted to $6,535 for the fiscal year ended June 30, 2024 representing the purchases of property and equipment during the fiscal year ended June 30, 2024.

Net cash used in investing activities amounted to $14,620 for the fiscal year ended June 30, 2023 representing the purchases of property and equipment during the fiscal year ended June 30, 2023.

Net cash used in investing activities amounted to $11,365 for the fiscal year ended June 30, 2022 representing the purchases of property and equipment during the fiscal year ended June 30, 2022.

Financing Activities

Net cash provided by financing activities amounted to $7,425,576 for the fiscal year ended June 30, 2024, which included the proceeds from issuance of common shares pursuant to our initial public offering, net of issuance cost of $7,861,876, which was offset by the repayment of bank borrowings of $144,296, repayments to related parties of $101,028 and payments of offering costs related to initial public offering of $190,976 during the fiscal year ended June 30, 2024.

Net cash used in financing activities amounted to $473,280 for the fiscal year ended June 30, 2023, which included the repayment of bank borrowings of $147,019, payments of a dividend to shareholders of $153,061, repayments to related parties of $46,110 and payments of offering costs related to the initial public offering of $141,121, which was offset by the repayments from related parties of $14,031 during the fiscal year ended June 30, 2023.

Net cash provided by financing activities amounted to $209,130 for the fiscal year ended June 30, 2022, which included the repayments from related parties of $1,403,077 and proceeds from bank borrowings of $128,205, which was offset by the repayment of bank borrowings of $136,627, repayments to related parties of $187,346, payments of offering costs related to initial public offering of $823,820 and payments of dividend to shareholders of $174,359 during the fiscal year ended June 30, 2022.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of June 30, 2024:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Bank borrowings(1)	$245,384	$164,741	$80,643	$—	$—
Future lease payments(2)	92,902	85,626	7,276	—	—
	$338,286	$250,367	$87,919	$—	$—

(1)	As of June 30, 2024, our contractual obligation to repay outstanding bank borrowings totaled $245,384.
(2)	We lease offices which are classified as operating leases in accordance with Topic 842. As of June 30, 2024, our future lease payments totaled $94,878.

Capital Expenditures

For the fiscal years ended June 30, 2024, 2023 and 2022, we purchased $6,535, $14,620 and $11,365 of property and equipment, respectively, mainly for use in our operations.

Subsequent to June 30, 2024 and as of the date of this annual report, we did not purchase any material property and equipment for operational use. We do not have any other material commitments to capital expenditures as of June 30, 2024 or as of the date of this annual report.

Inflation

As of the date of this annual report, with increased inflation pressure, many major central banks have expedited monetary policy tightening, which has resulted in an economic downturn in Hong Kong. Such a downturn in Hong Kong’s economy has led to a decline in our consumers’ demands for our services in Hong Kong, which has affected our business, and, in turn negatively impacted our business and results of operations. In order to adapt, we and our subsidiary would endeavor to seek new business opportunities and would continue to take a conservative approach to cost budgeting, including, but not limited to, withholding distribution of staff bonuses, reconsidering staffing needs and applying greater pressure on the pricing negotiations with subcontractors and suppliers.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – B. Business Overview”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Critical accounting policies

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, accounts receivable, contract assets, contract liabilities and income taxes, of which the details are set out in our consolidated financial statements.

Recently Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Critical accounting estimates

You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Allowance for doubtful accounts

In July 1, 2023, we adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. We use aging schedule method in the current expected credit loss model (“CECL model”) to estimate the expected credit losses. Our estimation of allowance for credit losses considers factors such as historical credit losses experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, in combination with assessing receivable collectability on an individual basis, and applying current situation adjustment. We conclude that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on accumulated deficit as of July 1, 2023. Accounts receivable balances are written off after all collection efforts have been exhausted. For the year ended June 30, 2024, we have recorded the reversal of provision for allowance for credit losses related to accounts receivables of $29,992. For the years ended June 30, 2023 and 2022, we have recorded the provision for allowance for credit losses related to accounts receivable of $5,563 and $117,762, respectively.

Revenue Recognition

We adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

As a professional interior design and fit-out service provider, we recognize revenue based on our effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and our right to bill the customer as costs are incurred.

We use the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when we are satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires us to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceeds the consideration to be received, we accrue the entire estimated loss during the period the loss becomes known.

OPS HK’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Ho Wai (Howard) Tang	56	Executive Director and Chief Executive Officer
Yee Man (Thomas) Law	67	Executive Director
Chun Kit (Anderson) Yu	34	Executive Director
Hing Wah (Raymond) Tong	53	Chief Financial Officer
Man Sun Yeung	44	Independent Director
Chiu Ho (Lewis) Chou	43	Independent Director
Kit Wa (Anthea) To	50	Independent Director
Ho Chuen Shin	35	Independent Director
Sze Kit Kwai	49	Independent Director

Mr. Ho Wai (Howard) Tang, aged 56, is our executive director, chairman of the board of directors and our Chief Executive Officer. He has over 30 years of experience in the financial service industry. In his capacity as sponsor and financial advisor, Mr. Tang has assisted more than 50 companies to list in Hong Kong since 1998. He has been one of the ultimate beneficial shareholders of OPS HK since 2019. Since 2006, Mr. Tang has been the president of Ample Capital Limited, a corporate finance advisory firm licensed under the Securities and Futures Commission, Hong Kong (“SFC”). From 2000 to 2006, Mr. Tang was the Director of Investment Banking for CSC Asia Limited, a corporate finance advisory firm licensed under the SFC, an HK subsidiary of then one of the top five largest securities firms in Taiwan. In 2002, he was the Associate Director of the Corporate Finance Division of New Japan Securities International (H.K.) Ltd, a corporate finance advisory firm licensed under the SFC, HK subsidiary of then one of the four largest securities firms in Japan. Mr. Tang also holds the license granted by SFC to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. Mr. Tang graduated from Chinese University of Hong Kong with a Bachelor's degree in Business Administration.

Mr. Yee Man (Thomas) Law, aged 67, is our executive director. He was the managing director of Hunter Douglas China/Hong Kong Limited and had been a director of various Hunter Douglas companies over a 20-year period in Singapore, Shanghai, Beijing, Shenzhen and Xiamen in mainland China. Prior to that, Mr. Law was the deputy general manager of a subsidiary of K.Wah Stones Group in Hong Kong. Mr. Law has a Bachelor Degree in Architecture from the University of Melbourne in Australia and a Master of Science Degree in Engineering Business from the University of Warwick in the U.K. Mr. Law is an associate member of the Royal Australian Institute of Architects. Mr. Law was formerly an independent non-executive director of AcrossAsia Limited (HKEX: 8061, delisted in Jun 2017) and Sage International Group Limited (HKEX: 8082, now known as Sun Entertainment Group Limited).

Mr. Chun Kit (Anderson) Yu, aged 34, is an executive director of the Company. He has been working for and advising public companies in Hong Kong since 2018. Since 2023, Mr. Yu served as an independent non-executive director for WK Group Holdings Limited (HKEX:2535). Since 2022, he has served as an independent non-executive director for Sinohope Technology Holdings Limited (HKEX:1611). Additionally, since 2020, Mr. Yu has been the company secretary for Global Uin Intelligence Holdings Limited (HKEX:8496) and as the company secretary and financial controller of Boltek Holdings Limited (HKEX:8601). Prior to his roles in public companies, Mr. Yu was an assistant manager at Kingston Corporate Finance Limited from 2016-2018, an assistant manager at KPMG from 2014-2015 and an associate at BDO from 2011-2014. Mr. Yu graduated from Hong Kong Polytechnic University with a bachelor’s degree in accounting and finance in 2011. Mr. Yu has also been a member of the Hong Kong Institute of Certified Public Accountants since 2015.

Mr. Hing Wah (Raymond) Tong, aged 53, is our Chief Financial Officer. Mr. Tong has had over 20 years of work experience in auditing, financial reporting and regulatory compliance with The Stock Exchange of Hong Kong, or SEHK. From July 2019 to April 2023, Mr. Tong served as the company secretary of Link Holdings Limited (HKEX: 8237). From April 2016 to July 2019, Mr. Tong served as the vice president in the transaction risk management department of Ample Capital Limited. From January 2014 to February 2015, Mr. Tong served as the head of finance and from September 2011 to December 2013, he served as financial controller and company secretary of Juda International Holdings Limited (HKEX: 1329). From September 2011 to February 2015, Mr. Tong served as the company secretary and from October 1999 to August 2011, Mr. Tong served as the chief financial officer and company secretary of China Agrotech Holdings Limited (HKEX: 1073). From August 1998 to July 1999, Mr. Tong served as the financial controller and company secretary of Cummings International Limited. From September 1993 to August 1998, Mr. Tong served as staff accountant to senior accountant in the Audit and Business Advisory Services of Ernst & Young, CPA. Mr. Tong obtained a Bachelor of Arts in Accountancy from Hong Kong Polytechnic University in 1993. Mr. Tong has also been a member of the Hong Kong Institute of Certified Public Accountants and a member of The Association of Chartered Certified Accountants since 1996.

Mr. Man Sun Yeung, aged 44, is our independent director. Mr. Yeung has more than 18 years of experience in the accounting and financial industries, gained from different business entities. Presently, Mr. Yeung is the executive director of RTC Capital Limited. Mr. Yeung served as a company secretary of Evershine Group Holdings Limited (HKEX: 8022) from April 2020 to January 2021 and China 33 Media Group Limited (HKEX: 8087) from January 2019 to June 2022. Mr. Yeung also served as an executive director of My Heart Bodibra Group Limited (HKEX: 8297) from February 2018 to December 2018. Mr. Yeung has been appointed as an independent non-executive director of the Simplicity Holding Limited (HKEX: 8367) since August 19, 2021. Mr. Yeung obtained a Bachelor of Business Administration in Accountancy degree from City University of Hong Kong in November 2003 and a Master of Corporate Governance degree from Polytechnic University of Hong Kong in September 2015. Mr. Yeung is a member of the Hong Kong Institute of Certified Public Accountants, and an associate member of both the Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

Mr. Chiu Ho (Lewis) Chou, aged 43, is our independent director. Mr. Chou has over 10 years of experience in accounting and auditing. Mr. Chou was appointed as an executive director of Xinming China Holdings Limited (HKEX: 2699), a Cayman Islands limited liability company, in February 2020. He was subsequently re-designated from the executive director to a non-executive director in May 2020. He resigned from the position of non-executive director of Xinming China Holdings Limited on November 17, 2021. Since September 2017, Mr. Chou has been a director of Archon Prime Strategic Investment (Group) Limited. Mr. Chou has been the company secretary and chief financial officer of Prime Intelligence Solutions Group Limited (HKEX: 8379) since September 2015 and November 2016, respectively. Since April 2013, Mr. Chou has been working as the chief financial officer of Millennium Pacific Group Holdings Limited (HKEX: 8147), and he has also been working as the company secretary since March 2017. From January 2015 to July 2016, Mr. Chou also served as the chief financial officer of HF Financial Group Limited (currently known as HF Finance Group (China) Limited) (and subsequently transferred to HF Management (China) Limited). From January 2011 to March 2012, Mr. Chou worked as the head of corporate services of Beijing Sports and Entertainment Industry Group Limited (HKEX: 1803) (formerly known as ASR Logistics Holdings Limited). Mr. Chou obtained a bachelor’s degree of arts in accountancy from the Hong Kong Polytechnic University in November 2003. Mr. Chou was admitted as a member of the Hong Kong Institute of Certified Public Accountant in November 2011. He was also admitted as a member of the Association of Chartered Certified Accountants in November 2010 and subsequently a fellow member in November 2015.

Dr. Kit Wa (Anthea) To, aged 50, is our independent director. Dr. To conducted research in the Laboratory of Biomedical Imaging and Signal Processing in the Department of Electrical and Electronic Engineering, The University of Hong Kong from 2015 to June 2020. From 2010 to 2013, Dr. To served as an assistant manager at Winsor (Hong Kong) Limited, supervising a group of research assistants for the daily operation of a laboratory. Dr. To obtained a Bachelor of Science in General Biology in 1996, a Master of Philosophy in 2002 and a Doctor of Philosophy in Cancer Biology in 2007 from The University of Hong Kong. She also received the Certificate and the Diploma of Marketing from HKU School of Professional and Continuing Education in 2000 and 2001, respectively. She obtained Master of Corporate Governance from Hong Kong Metropolitan University in 2022. Since 13th August 2020, Dr. To has been the independent non-executive director of Fusen Pharmaceutical Company Limited (HKEX: 1652).

Mr. Ho Chuen Shin, aged 35, is our independent director. Mr. Shin has acted as counsel and director for numerous companies that have gone public in both the United States and Hong Kong. As a director, Mr. Shin has served as an independent director of Globavend Holdings Limited since November 2023, an independent non-executive director of FingerTango Inc. since August 2023, an independent non-executive director of Jiading International Group Holdings Limited since February 2023 and as an independent director of Onion Global Ltd since March 2022. Mr. Shin is a partner at David Fong & Co., a position he has held since 2020. Before becoming a partner, he was an Assistant Solicitor at David Fong & Co. from July 2016 to July 2020. Mr. Shin graduated from the Chinese University of Hong Kong with a Bachelor of Laws in 2012 and received a Postgraduate Certificate in Law in 2013. He was qualified as a solicitor of the High Court of Hong Kong in 2016.

Mr. Sze Kit Kwai, aged 49, is our independent director. Mr. Kwai has had many years of experience as counsel and advisor to numerous companies. From October 2022 to the present, Mr. Kwai was the general counsel and corporate secretary to Aceso Life Science Group Limited. Before that position, he was a legal consultant to Credit Suisse Hong Kong via Axiom Law from May 2022 to August 2022 and senior legal counsel for the Industrial and Commercial Bank of China (Asia) Limited from May 2017 to August 2021. From August 2016 to February 2017, Mr. Kwai was the head of compliance at Ping An of China Securities (Hong Kong) Limited, and from July 2015 to August 2016, he was the legal counsel to Guosen Securities (HK) Company Limited. Before Guosen, he served as legal counsel and secretary of the Sinopac Group from June 2013 to July 2015 and at Tam, Pun, and Yipp Solicitors from September 2010 to June 2013 as a paralegal and trainee solicitor. From April 2008 to February 2010, Mr. Kwai served as in-house counsel and general manager for China Financial Leasing Group Limited, and from December 2005 to April 2008, he was first a barrister at law and then a legal consultant at the H&S Law Office in Beijing. Before joining the H&S Law Office, Mr. Kwai started his career with the Hong Kong government as an assistant secretary for various bureaus from 1999 to 2005 and as an assistant district officer for the Home Affairs Department from 1999 to 2000. Mr. Kwai graduated from the City University of Hong Kong with a Bachelor of Laws in 1997. He received a Postgraduate Certificate of Laws in 1998 and a Master of Laws in Corporate and Financial Law in 2003. Mr. Kwai was qualified as a barrister in Hong Kong in 2006 and as a solicitor in 2012.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, the Board of Directors.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

6.B. Compensation

Employment Agreements

We have entered into employment agreements with our senior executive officers. Pursuant to these agreements, we are entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. Each executive officer agrees that we shall own all the intellectual property developed by such officer during his or her employment.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our Amended Memorandum and Articles provide that, subject to certain limitations, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the Amended Memorandum and Articles, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2024, we paid an aggregate of US$369,391 as compensation to our directors and executive officers, including an aggregate of US$6,905 contributions to the Mandatory Provident Fund (the “MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

For the fiscal year ended June 30, 2023, we paid an aggregate of US$330,231 as compensation to our directors and executive officers, including an aggregate of US$6,888 contributions to the MPF.

For the fiscal year ended June 30, 2022, we paid an aggregate of US$331,923 as compensation to our directors and executive officers, including an aggregate of US$6,924 contributions to the MPF.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

Equity Incentive Plan

On August 1, 2024, the Board of Directors of the Company approved and adopted an equity incentive plan (the “2024 Plan”), which became effective on August 1, 2024. The 2024 Plan provides up to 2,000,000 Ordinary Shares that may be issued pursuant to Awards granted under the 2024 Plan.

Purpose

The purpose of the 2024 Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Ordinary Shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s shareholders.

Type and Form of Awards

Awards shall mean individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award and Performance Compensation Award granted under the 2024 Plan (“Awards”).

Administration

The 2024 Plan shall be administered by, and all equity compensation Awards under the 2024 Plan shall be authorized by a committee of at least one person appointed by the Board of Directors of the Company (the “Committee”). Unless altered by an action of the Board, the Committee shall be the Compensation Committee of the Board. The acts of a majority of the Committee members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee. Whether a quorum is present shall be determined, subject to the articles of association of the Company, based on the Committee’s charter as approved by the Board. The Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the 2024 Plan and its charter, to: (i) designate participants; (ii) determine the type or types of Awards to be granted to a participant; (iii) determine the number of Ordinary Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Ordinary Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Ordinary Shares, other securities, other Awards or other property and other amounts payable with respect to an award; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in the 2024 Plan and any instrument or agreement relating to, or award granted under, the 2024 Plan; (viii) establish, amend, suspend, or waive any rules, conditions and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the 2024 Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2024 Plan.

Eligibility

Participation shall be limited to eligible persons who have entered into an award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in the 2024 Plan.

Performance-Based Awards

The Committee shall have the authority, at the time of grant of any Awards, to designate such Awards as performance-based awards under Section 162(m) of the Internal Revenue Code of 1986. The Committee shall have the authority to make an award of a cash bonus to any participant and designate such Awards as a performance-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986.

Transfer Restrictions

Except as specifically provided in the 2024 Plan:

●	all Awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge;

●	Awards shall be exercised only by the relevant participant during such participant’s lifetime, or, if permissible under applicable law, by such participant’s legal guardian or representative; and

●	amounts payable or shares issuable pursuant to any Awards shall be delivered only to (or for the account of) the relevant participant.

Amendment and Termination

The Board may amend, alter, suspend, discontinue, or terminate this Plan or any portion thereof at any time, provided, that:

●	no amendment to the definition of Eligible Employee in the 2024 Plan and no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the 2024 Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Ordinary Shares may be listed or quoted or to prevent the Company from being denied a tax deduction under Section 162(m) of the Internal Revenue Code of 1986); and

●	any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any Awards theretofore granted shall not to that extent be effective without the prior written consent of the affected participant, holder or beneficiary.

No Awards were awarded to our directors, officers, managers, employees, consultants and advisors as of the date of this annual report.

We do not have any equity incentive plan in place as of the date of this annual report, except the 2024 Equity Incentive Plan

Compensation Recovery Policy

Our Board of Directors adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, which is attached as Exhibit 97.1 to this annual report.

6.C. Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors, and an investment committee under the management. Our board of directors has adopted a charter for the audit committee, the compensation committee, and the nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Man Sun Yeung, Mr. Chiu Ho (Lewis) Chou and Dr. Kit Wa (Anthea) To. Mr. Man Sun Yeung is the chairperson of our audit committee. We have determined that Mr. Man Sun Yeung, Mr. Chiu Ho (Lewis) Chou and Dr. Kit Wa (Anthea) satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Man Sun Yeung and Mr. Chiu Ho (Lewis) Chou qualifies as audit committee financial experts within the meaning of the SEC rules or possesses financial sophistication within the meaning of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Man Sun Yeung, Mr. Chiu Ho (Lewis) Chou, Dr. Kit Wa (Anthea) To and Mr. Ho Chuen Shin. Dr. Kit Wa (Anthea) To is the chairperson of our compensation committee. We have determined that Mr. Man Sun Yeung, Mr. Chiu Ho (Lewis) Chou, Dr. Kit Wa (Anthea) and Mr. Ho Chuen Shin satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Mr. Man Sun Yeung, Mr. Chiu Ho (Lewis) Chou, Dr. Kit Wa (Anthea) To and Mr. Sze Kit Kwai. Mr. Chiu Ho (Lewis) Chou is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Man Sun Yeung, Mr. Chiu Ho (Lewis) Chou, Dr. Kit Wa (Anthea) and Mr. Sze Kit Kwai satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account, without limitation, the nature of the Company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes our Amended Memorandum and Articles or the BVI Act. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended Memorandum and Articles. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the Company and mortgaging the property of the Company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the Company; and

●	managing, directing or supervising the business and affairs of the Company.

Terms of Directors and Officers

All of our executive officers are appointed by and serve at the discretion of our board of directors.

Board Diversity

The Nasdaq rules provide that each company listed on Nasdaq must have, or explain why it does not have, at least two members of its board of directors including (i) at least one diverse director who self identifies as female and (ii) at least one diverse director who self-identifies as an underrepresented minority or LGBTQ+. For foreign issuers like us, “diverse” means an individual who self-identifies as one or more of the following: female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the company’s principal executive offices.

Nasdaq’s diversity rule provides for a phase-in period for any company newly listing on the Nasdaq Capital Market that was not previously subject to a substantially similar requirement of another national securities exchange. We are permitted to satisfy the requirement of one female director and one diverse director or provide an explanation why we do not by April 17, 2026.

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-

6.D. Employees

We had 24 employees as of June 30, 2024. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies. None of our employees are represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares on an as-converted basis.

The calculations in the table below are based on 13,007,354 Ordinary Shares issued and outstanding as of the date of this annual report. All of our shareholders who own our Ordinary Shares have the same voting rights.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers(1):
Ho Wai (Howard) Tang, Executive Director and Chief Executive Officer	527,043	4.05
Yee Man (Thomas) Law, Executive Director	-	-
Yu Chun Kit, Anderson, Executive Director (3)	450,000	3.46
Hing Wah (Raymond) Tong, Chief Financial Officer	-	-
Man Sun Yeung	-	-
Chiu Ho (Lewis) Chou	-	-
Kit Wa (Anthea) To	-	-
Ho Chuen Shin	-	-
Sze Kit Kwai	-	-
All Directors and Executive Officers as a Group (9 people)	977,043	7.51

Principal Shareholders holding 5% or more:
OPS Holdings Limited (2)	8,832,576	67.90
Alpha Generator Limited (2)	6,961,132	53.52
WAC (Hong Kong) Limited (2)	1,344,401	10.34

(1)	Unless otherwise indicated, the business address of each of the individuals is 3791 Jalan Bukit Merah, #09-03 E-Centre @ Redhill, Singapore 159471.

(2)	These shares are held by OPS Holdings Limited, a British Virgin Islands company of which approximately 78.81% are held by Alpha Generator Limited, 15.22% are held by WAC (Hong Kong) Limited and 5.97% are held by Ample Capital Limited. Our former directors, Mr. Siu Lai So, Mr. Yuk Ki (Francis) Chan and Mr. Sai Kit (Dicky) Yip, each of whom is a director and 33.33% owner of Alpha Generator Limited, hold the voting powers (and dispositive powers) over the Ordinary Shares held by OPS Holdings Limited, the registered address of which is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Alpha Generator Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	These shares represent 450,000 share options granted to Mr. Yu Chun Kit, Anderson, under 2024 Equity Incentive Plan on August 1, 2024, which Mr. Yu has the right to acquire any shares within 60 days by exercising of his share options as of the date of this annual report.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements and Indemnification of Directors and Executive Officers and Limitation of Liability.”

Other Related Party Transactions

The Company rents office spaces from Sannogi Holdings Limited and Sannogi Engineering Consultants Limited. For the fiscal year ended June 30, 2024, the rental fees paid to Sannogi Holdings Limited and Sannogi Engineering Consultants Limited were $9,668 and $77,801, respectively. For the year ended June 30, 2023, the rental fees paid to Sannogi Holdings Limited and Sannogi Engineering Consultants Limited were $9,643 and $77,602, respectively. For the fiscal year ended June 30, 2022, the rental fees paid to Sannogi Holdings Limited and Sannogi Engineering Consultants Limited were $9,526 and $76,628, respectively.

The Company provided management services to Kin On Engineering (International) Limited and received the management fee income of $138,107, $183,673 and $184,615 for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

7.C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information - 3.D. Risk Factors- Risks Relating to Our Ordinary Shares- Volatility in our Ordinary Shares price may subject us to securities litigation.”, “Item 3. Key Information - 3.D. Risk Factors-Risks Relating to Our Industry and Business -If OPS HK fails to meet certain standards in relation to the quality, safety or environmental aspects of its work or products, OPS HK may incur additional costs in remedying the defects and its reputation may suffer.” and “Item 3. Key Information - 3.D. Risk Factors-Risks Relating to Our Industry and Business - OPS HK’s insurance policies may be insufficient to cover all liabilities arising from claims and litigation.”

Dividend Policy

Except as disclosed below, we have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

On May 19, 2022, OPS HK declared an interim dividend of HK$2.7 per share (equivalent to $0.346 per share) with respect to the 600,000 issued shares of OPS HK or HK$1,620,000 (equivalent to $207,692) to its sole shareholder, i.e. Junee. On the same date, having received the dividend income from OPS HK, Junee declared the same amount of interim dividend, i.e. an interim dividend of HK$1,620 per share (equivalent to $208 per share) with respect to the 1,000 issued shares of Junee or HK$1,620,000 (equivalent to $207,692) to the shareholders of Junee. During the fiscal year ended June 30, 2022, Junee paid dividend of HK$1,360,000 (equivalent to $174,359) to the shareholders of Junee and the remaining unpaid dividend of HK$260,000 (equivalent to $33,333) was recorded as amount due to the related party as of June 30, 2022 and was fully settled in December 2022. On September 15, 2022, Junee declared an interim dividend of approximately HK$0.11199 per share (equivalent to approximately $0.01429 per share) with respect to the 10,714,286 issued shares of Junee, or HK$1,200,000 (equivalent to $153,061), to the shareholders of Junee. The dividend declared by Junee on September 15, 2022 has been fully paid as of the date of this annual report.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend. Under British Virgin Islands law, a British Virgin Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

The laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash from JUNE to OPS HK or from OPS HK to JUNE. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between JUNE and its Operating Subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the Operating Subsidiary, to JUNE and U.S. investors and amounts owed.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “JUNE”.

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

General Meetings of Shareholders

Under our Amended Memorandum and Articles, a copy of the notice of any meeting of shareholders shall be given not less than 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the shares entitled to vote on the matters to be considered at the meeting have waived notice of the meeting, and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50 percent of the shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the ordinary shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the members present shall choose a shareholder to act to chair the meeting of the shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in present of by proxy shall preside as chairman, failing which the oldest individual member or member representative shall take the chair.

A corporation that is a shareholder shall be deemed for the purpose of our Amended Memorandum and Articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

The business of our company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the British Virgin Islands as the directors determine to be necessary or desirable. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, if there be more than two directors shall be two, and if there are two or less directors shall be one. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our Amended Memorandum and Articles, we may appoint a voluntary liquidator by a resolution of the shareholders, provided that the directors have made a declaration of solvency that the Company is able to discharge its debts as they fall due and that the value of the Company’s assets exceed its liabilities.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Amended Memorandum and Articles and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Variations of Rights of Shares

If at any time, we are authorized to issue more than one class of shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

Changes in Capital

We may from time to time by resolution of our board of directors or, subject to our Memorandum and Articles of Association:

●	amend our Memorandum and Articles of Association to increase or decrease the maximum number of shares we are authorized to issue;

●	split our authorized and issued shares into a larger number of shares;

●	combine our authorized and issued shares into a smaller number of shares; and

●	create new classes of shares with preferences to be determined by resolution of the board of directors to amend the Memorandum and Articles of Association to create new classes of shares with such preferences at the time of authorization.

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the Company’s certificate of incorporation, its Memorandum and Articles of Association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the Company has elected to file such a register.

A member of the Company is also entitled, upon giving written notice to us, to inspect (i) our Amended Memorandum and Articles, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Amended Memorandum and Articles authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

10.E. Taxation

British Virgin Islands Taxation

The government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders who are not tax resident in the British Virgin Islands.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the ordinary shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that we have any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between Hong Kong and the British Virgin Islands.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on Dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital Gains and Profit Tax

The Inland Revenue Ordinance provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate, which stood at 8.25% on assessable profits up to $2,000,000 and 16.5% on any part of assessable profits over $2,000,000 for corporate taxpayers as of the date of this annual report. The Inland Revenue Ordinance also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations of capital assets.

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.13% (commencing from 1 August 2021) on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Hong Kong Profits Taxation

Our Operating Subsidiary incorporated in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment of 2017/2018 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$255,102), and 16.5% on any part of assessable profits over HK$2,000,000 (US$255,102).

Under Hong Kong tax laws, our Operating Subsidiary is exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Operating Subsidiary to us are not subject to any withholding tax in Hong Kong. See above “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy” and “Dividends” below for further details on our dividend policy.

Junee Investments International Limited, one of our Investment Holding Subsidiaries, incorporated in Hong Kong, is considered as Hong Kong tax resident for Hong Kong income tax purpose. Junee Investments International Limited is an investment holding company with no operations. As of the date of this annual report, we believe Junee Investments International Limited has no income tax to be paid as a Hong Kong tax resident.

Singapore Taxation

The following discussion is a summary of Singapore income tax, goods and services tax and stamp duty considerations relevant to the acquisition, ownership and disposition of our Ordinary Shares. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our Ordinary Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Ordinary Shares, taking into account their own particular circumstances. It is emphasized that neither we, our counsels, nor any other persons involved in this annual report accept responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our Ordinary Shares.

Income Tax

Under the Singapore Income Tax Act, a company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered tax residents in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are mainly conducted outside Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences.

We are headquartered in Singapore, with most of our physical board meetings held in Hong Kong. We believe that Junee Limited is not a Singapore tax resident for Singapore income tax purposes. However, the tax resident status of Junee Limited is subject to determination by the IRAS and uncertainties remain with respect to our tax residence status. It is not certain if Junee Limited will be classified as a Singapore tax resident. See “Item 3. Key Information-D. Risk Factors-Markets Related Risks” for a discussion of the Singapore tax consequences to non-resident investors if Junee Limited is deemed to be a Singapore tax resident. The statements below are based on the assumption that Junee Limited is not a tax resident in Singapore for Singapore income tax purposes.

Junee Tech, one of our Investment Holding Subsidiaries, incorporated in Singapore, is considered as Singapore tax resident for Singapore income tax purpose. Junee Tech is an investment holding company with no operations. As of the date of this annual report, we believe there is no income tax to be paid as a Singapore tax resident.

Gains with Respect to Disposition of Our Ordinary Shares

Gains arising from disposition of our Ordinary Shares may be construed as income and subject to Singapore income tax if they arise from or are otherwise connected with a trade or business activity in Singapore. Factors that determine the existence of a trade include, inter alia, the length of ownership, the frequency of similar transactions, and the motive of acquisition.

Such gains may also be considered revenue in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity. For example, if our Ordinary Shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of our Ordinary Shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore, are not taxable in Singapore to the extent that they do not fall within the ambit of Section 10L.

Under Section 10L of the Singapore Income Tax Act, effective January 1, 2024, foreign-sourced disposal gains received in Singapore by an entity of a relevant group from the sale or disposal of a foreign asset will be treated as income chargeable to tax under Section 10(1)(g) of the Singapore Income Tax Act. A group is a relevant group if the entities of the group are not all incorporated, registered or established in Singapore, or any entity of the group has a place of business outside Singapore. An entity in this context includes any legal person (but not an individual), a general or limited partnership, or a trust.

“Foreign sourced disposal gains” are gains derived from the sale of moveable or immoveable property situated outside Singapore. Such gains will only be subject to tax if they are received in Singapore by an entity that does not have adequate economic substance in Singapore and the sale or disposal of the foreign asset occurs on or after January 1, 2024. Foreign sourced disposal gains derived by foreign entities (incorporated, registered or established outside Singapore) that are not operating in or from Singapore will generally not be within the scope of Section 10L. For example, a foreign entity that only makes use of banking facilities in Singapore and has no operations in Singapore is not within the scope of Section 10L.

Investors should seek their own tax advice on the taxability of the gains arising from the disposition of our Ordinary Shares.

For corporate shareholders who are subject to Singapore income tax treatment under Section 34A or 34AA of the Singapore Income Tax Act in relation to the adoption of Singapore Financial Reporting Standard 39-Financial Instruments: Recognition and Measurement (FRS 39) or Singapore Financial Reporting Standard 109-Financial Instruments (FRS 109), for accounting purposes, they may be required to recognize gains or losses (not being gains or losses in the nature of capital) even though no sale or disposal of our Ordinary Shares has been made. Our corporate shareholders who may be subject to such provisions should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, ownership and disposition of our Ordinary Shares arising from the adoption of FRS 39 or FRS 109.

Notwithstanding the above, foreign investors may claim that the gains from disposition of their Ordinary Shares are not sourced or received in Singapore (so that such gains will not be subject to Singapore income tax) if (i) the foreign investor is not a tax resident in Singapore, (ii) the foreign investor does not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and (iii) the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our Ordinary Shares is performed outside of Singapore.

Goods and Services Tax

The issuance of our Ordinary Shares is not subject to Singapore goods and services tax (GST).

The sale of our Ordinary Shares by a GST-registered investor in Singapore to another person belonging in Singapore is an exempt supply (i.e., not subject to GST). Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of this exempt supply is generally not recoverable and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where our Ordinary Shares are sold by a GST-registered investor in the course or furtherance of a business carried on by such an investor to a person belonging outside Singapore (and who is outside Singapore at the time of supply), the sale is a taxable supply subject to GST at a zero rate (i.e., 0%). Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making this zero-rated supply for the purpose of his business will, subject to the conditions prescribed under the GST legislation, be recoverable from the Comptroller of GST.

Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of our Ordinary Shares.

Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or sale of our Ordinary Shares will be subject to GST at the prevailing rate (currently at 9% with effect from January 1, 2024). Similar services rendered contractually to an investor belonging outside Singapore should, subject to certain conditions prescribed under the GST legislation, qualify for GST at zero rate (i.e. 0%).

Stamp Duty

No stamp duty is payable on the subscription and issuance of our Ordinary Shares. As Junee Limited is incorporated in the British Virgin Islands and our Ordinary Shares are not registered in any register kept in Singapore, no stamp duty is payable in Singapore on any instrument of transfer upon a sale or gift of our Ordinary Shares. This position would remain as long as Junee Limited is not considered a residential property-holding entity.

Australia Taxation

A corporation will be a tax resident of Australia if it is incorporated in Australia, or if not being incorporated in Australia, carries on business in Australia, and has either its central management and control in Australia, or its voting power is controlled by shareholders who are residents of Australia.

ASPAC, one of our Investment Holding Subsidiaries, incorporated in Australia, is considered as Australia tax resident for Australia income tax purpose. ASPAC is an investment holding company with no operations. As of the date of this annual report, we believe there is no income tax to be paid as an Australia tax resident.

Material U.S. Federal Income Tax Considerations Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax considerations related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. Unless otherwise noted in the following discussion, this section is the opinion of our tax counsel, Hunter Taubman Fischer & Li LLC, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

●	If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	Pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	Certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	events, hip-hop, and marketing industries investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

All of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase our Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Passive Foreign Investment Company (PFIC) Considerations

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our initial public offering) on any particular quarterly testing date for purposes of the asset test.

We were not a PFIC for U.S. federal income tax purposes for the taxable years ended June 30, 2024, 2023 and 2022, as we make a separate determination each year as to whether we are a PFIC. There can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on any assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we can raise in any future offerings. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering and the cash we raise in any future offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in any future offerings) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the BVI, clause (1) is satisfied and in addition if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Ordinary Shares is treated as marketable stock. We anticipate that our Ordinary Shares should keep qualifying as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our Ordinary Shares if we are or become a PFIC.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiaries Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in U.S. dollars and Hong Kong dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Financial instruments held for proprietary trading are denominated in U.S. dollars and Hong Kong dollars. Although in general our exposure to foreign exchange risks should be limited, the value of investment in our Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar while our Ordinary Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of June 30, 2024, and 2023, however management monitors movements in exchange rates closely.

To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollar against the U.S. dollar would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares, or for other business purposes, appreciation of the U.S. dollar against the Hong Kong dollar would reduce the U.S. dollar amounts available to us.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of June 30, 2024 and 2023, $7,243,169 and $556,619 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$64,020 (HK$500,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

For the years ended June 30, 2024, 2023 and 2022, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its Operating Subsidiary located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the year ended June 30, 2024, two customers accounted for approximately 34.1% and 21.5% of the Company’s total revenue, respectively. For the year ended June 30, 2023, one customer accounted for approximately 43.1% of the Company’s total revenue. For the year ended June 30, 2022, three customers accounted for approximately 21.2%, 10.8% and 10.6% of the Company’s total revenue, respectively.

As of June 30, 2024, four customers’ accounts receivable accounted for 37.3%, 23.9%, 14.5% and 11.2% of the total accounts receivable, net. As of June 30, 2023, three customers’ accounts receivable accounted for 25.0%, 22.4% and 20.5% of the total accounts receivable, net.

For the year ended June 30, 2024, two suppliers accounted for approximately 26.7% and 12.3% of the Company’s total purchases, respectively. For the year ended June 30, 2023, one supplier accounted for approximately 10.5% of the Company’s total purchases. For the year ended June 30, 2022, no supplier accounted for more than 10% of the Company’s total purchases.

As of June 30, 2024, one supplier’s accounts payable accounted for 26.3% of the total accounts payable. As of June 30, 2023, two suppliers’ accounts payable accounted for 15.9% and 10.0% of the total accounts payable.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-266116), as amended, including the annual report contained therein, which registered 2,000,000 Ordinary Shares and was declared effective by the SEC on April 4, 2024, for our initial public offering, which completed on April 17, 2024, at an initial offering price of US$4.00 per Ordinary Share. Spartan Capital Securities, LLC was the sole book-running manager of the underwriters.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled US$1,190,396, which included US$633,659 for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of US$7,861,876 from our initial public offering.

As of June 30, 2024, we have used none of the net proceeds received from our initial public offering for expanding service capacity and strategic investments and acquisitions, and used approximately US$1.1 million as the general working capital. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of June 30, 2024, our disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2024.

Attestation report of the registered public accounting firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of June 30, 2024.

Changes in internal control over financial reporting

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Man Sun Yeung, Mr. Chiu Ho (Lewis) Chou and Dr. Kit Wa (Anthea) To and is chaired by Mr. Man Sun Yeung. Mr. Man Sun Yeung, Mr. Chiu Ho (Lewis) Chou and Dr. Kit Wa (Anthea) To each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Man Sun Yeung and Mr. Chiu Ho (Lewis) Chou qualify as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at http://ops-int.com.hk/.

Item 16C. Principal Accountant Fees and Services

CT International LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended June 30, 2024. Marcum Asia CPAs LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended June 30, 2023. Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended June 30, 2022. Audit services provided by CT International LLP, Marcum Asia CPAs LLP and Friedman LLP for fiscal years ended June 30, 2024, 2023 and 2022 separately, included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by CT International LLP, Marcum Asia CPAs LLP and Friedman LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended June 30,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees(1) - Friedman LLP	203,585	—	—
Audit Fees(1) - Marcum Asia CPAs LLP	—	300,439	—
Audit Fees(1) - CT International LLP	—	—	50,000
Total	203,585	300,439	50,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimums services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

On June 17, 2024, the Company dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm. The decision to dismiss Marcum Asia was approved and ratified by our Board of Directors (“Board of Directors”) on June 17, 2024.

The report of Marcum Asia on our financial statements for the fiscal years ended June 30, 2023 contained no adverse opinion or disclaimer of opinion and was not modified.

Prior to Marcum Asia, Friedman LLP (“Friedman”), which combined with Marcum LLP effective September 1, 2022 based on the information provided to the Company by Friedman, was the independent registered public accounting firm for the Company and audited the Company’s financial statements for the fiscal year ended June 30, 2022. Marcum Asia was the Company’s independent registered public accounting firm from December 15, 2022 to June 17, 2024.

During the fiscal years ended June 30, 2023 and 2022 and through June 17, 2024, we have had no disagreements with Marcum Asia and Friedman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia and Friedman, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During our fiscal year ended June 30, 2023 and through June 17, 2024, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission (the “SEC”).

On June 17, 2024, CT International LLP (“CT”) was appointed by the Audit Committee and the Board of Directors of Junee Limited (the “Company”) as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending June 30, 2024.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Ordinary Shares-We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We assess and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our Board of Directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended Memorandum and Articles of Junee Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1/A (File No. 333-266116), filed with the SEC on August 11, 2022)

2.1*	Description of Securities

4.1*	Employment Agreement by and between Junee Limited and its CEO Mr. Ho Wai (Howard) Tang dated July 22, 2024

4.2*	Employment Agreement by and between Junee Limited and its CFO Mr. Hing Wah (Raymond) Tong, dated April 1, 2024

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-266116), as amended, initially filed with the SEC on July 13, 2022)

11.2*	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1*	Compensation Recovery Policy***

99.1	2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to our report of foreign issuer on Form 6-K (File No. 001-42013), filed with the SEC on August 5, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Junee Limited

By:	/s/ Ho Wai (Howard) Tang
	Name:	Ho Wai (Howard) Tang
	Title:	Chief Executive Officer and Executive Director

Date: November 6, 2024

JUNEE LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Junee Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Junee Limited and Subsidiaries (collectively, the “Company”) as of June 30, 2024, consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CT International LLP

CT International LLP

We have served as the Company’s auditor since 2024

San Franciso, California
November 6, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Junee Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Junee Limited and Subsidiary (collectively, the “Company”) as of June 30, 2023, consolidated statement of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022) and ended on June 20, 2024.

New York, New York

October 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Junee Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Junee Limited and Subsidiary (collectively, the “Company”) as of June 30, 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended June 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor in 2022 and 2021.

New York, New York

October 26, 2022

Junee Limited and Subsidiaries
Consolidated Balance Sheets
As of June 30, 2024 and 2023
(Expressed in U.S. Dollars, except for the number of shares)

	At June 30,
	2024	2023
Assets
Current assets
Cash	$7,244,941	$558,386
Accounts receivable, net	257,638	767,014
Contract assets	253,351	80,663
Contract costs	19,163	—
Due from a related party	65,946	—
Prepayments – related parties	7,298	7,280
Prepayments and other current assets	16,856	24,257
Total current assets	7,865,193	1,437,600

Non-current assets
Property and equipment, net	18,843	22,826
Operating lease right-of-use assets	91,388	7,075
Rental deposits – related parties	21,895	21,839
Deferred initial public offering (“IPO”) costs	—	961,964
Deferred tax assets, net	9,055	11,398
Total assets	$8,006,374	$2,462,702

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$451,208	$752,485
Contract liabilities	11,431	14,383
Current maturities of long-term bank borrowings	164,741	151,544
Due to related parties	46	35,167
Income tax payable	125,288	120,036
Operating lease liabilities, related parties, current	85,626	7,263
Accrued expenses and other current liabilities	115,127	51,832
Total current liabilities	953,467	1,132,710

Non-current liabilities
Operating lease liabilities, related parties, non-current	7,276	—
Long-term bank borrowings, non-current	80,643	237,325
Total liabilities	1,041,386	1,370,035

Shareholders’ equity
Ordinary shares, no par value, unlimited number of ordinary shares authorized, 12,977,354 and 10,714,286 ordinary shares issued and outstanding as of June 30, 2024 and 2023, respectively*	6,710,390	1,000
Additional paid-in capital	1,339,286	1,339,286
Accumulated deficit	(1,102,217)	(247,290)
Accumulated other comprehensive income (loss)	17,529	(329)
Total shareholders’ equity	6,964,988	1,092,667
Total liabilities and shareholders’ equity	$8,006,374	$2,462,702

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

Junee Limited and Subsidiaries
Consolidated Statements of Operations and Comprehensive (Loss) Income
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in U.S. Dollars, except for the number of shares)

	For the Years Ended June 30,
	2024	2023	2022
Revenue	$2,903,179	$6,140,731	$9,620,570
Cost of revenue	2,085,296	4,862,424	8,172,607
Gross profit	817,883	1,278,307	1,447,963

Operating expenses
Selling and marketing expenses	7,585	19,970	23,627
General and administrative expenses	1,848,149	1,356,927	1,648,773
Total operating expenses	1,855,734	1,376,897	1,672,400
Loss from operations	(1,037,851)	(98,590)	(224,437)

Other income (expense)
Interest income (expense), net	52,125	(11,904)	(15,690)
Other income	-	21,464	43,462
Other income – related party	138,107	183,673	184,615
Total other income, net	190,232	193,233	212,387

(Loss) income before provision for income taxes	(847,619)	94,643	(12,050)
Income tax expense	7,308	55,965	53,861
Net (loss) income	$(854,927)	$38,678	$(65,911)

Other comprehensive income (loss)
Foreign currency translation adjustments	17,858	2,931	(13,463)
Total comprehensive (loss) income	$(837,069)	$41,609	$(79,374)
(Net loss) earnings per share – basic and diluted*	$(0.077)	$0.004	$(0.006)
Weighted average shares outstanding – basic and diluted*	11,127,135	10,714,286	10,714,286

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

Junee Limited and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares		Additional Paid-in	Retained Earnings (Accumulated	Accumulated Other Comprehensive
	Shares*	Amount	Capital	Deficit)	Income (Loss)	Total
Balance as of June 30, 2021	10,714,286	$1,000	$1,339,286	$140,696	$10,203	$1,491,185

Net loss for the year	—	—	—	(65,911)	—	(65,911)
Foreign currency translation adjustments	—	—	—	—	(13,463)	(13,463)
Dividend declared during the year	—	—	—	(207,692)	—	(207,692)

Balance as of June 30, 2022	10,714,286	$1,000	$1,339,286	$(132,907)	$(3,260)	$1,204,119

Net income for the year	—	—	—	38,678	—	38,678
Foreign currency translation adjustments	—	—	—	—	2,931	2,931
Dividend declared during the year	—	—	—	(153,061)	—	(153,061)
Balance as of June 30, 2023	10,714,286	$1,000	$1,339,286	$(247,290)	$(329)	$1,092,667

Net loss for the year	—	—	—	(854,927)	—	(854,927)
Foreign currency translation adjustments	—	—	—	—	17,858	17,858
Issuance of ordinary shares pursuant to IPO, net of offering cost	2,263,068	6,709,390	—	—	—	6,709,390
Balance as of June 30, 2024	12,977,354	$6,710,390	$1,339,286	$(1,102,217)	$17,529	$6,964,988

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

The accompanying notes are an integral part of these consolidated financial statements.

Junee Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in U.S. Dollars)

	For the Years Ended June 30,
	2024	2023	2022
Cash flows from operating activities:
Net (loss) income	$(854,927)	$38,678	$(65,911)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation of property and equipment	10,570	9,765	22,159
Amortization of operating lease right-of-use assets and interest of lease liabilities	88,792	86,277	87,049
(Reversal of) provision for allowance for credit losses	(29,992)	5,563	117,762
Deferred tax expense (benefit)	2,369	(39)	(10,345)

Changes in operating assets and liabilities:
Accounts receivable	540,680	124,079	(265,989)
Contract assets	(172,261)	39,245	(100,266)
Contract costs	(19,138)	21,802	149,477
Prepayments and other current assets	7,453	15,473	(5,715)
Accounts payable	(302,816)	(226,081)	393,356
Contract liabilities	(2,985)	(23,039)	(482,425)
Income taxes payable	4,939	56,004	64,206
Operating lease liabilities, related parties	(87,468)	(87,245)	(86,154)
Accrued expenses and other current liabilities	63,080	(15,415)	(46,285)
Net cash (used in) provided by operating activities	(751,704)	45,067	(229,081)

Cash flows from investing activities:
Purchases of property and equipment	(6,535)	(14,620)	(11,365)
Net cash used in investing activities	(6,535)	(14,620)	(11,365)

Cash flows from financing activities:
Payments of dividend to shareholders	—	(153,061)	(174,359)
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	7,861,876	—	—
Payments of offering costs related to IPO	(190,976)	(141,121)	(823,820)
Proceeds from bank borrowings	—	—	128,205
Repayment of bank borrowings	(144,296)	(147,019)	(136,627)
Repayments to related parties	(101,028)	(46,110)	(187,346)
Repayments from related parties	—	14,031	1,403,077
Net cash provided by (used in) financing activities	7,425,576	(473,280)	209,130
Effect of exchange rate changes on cash	19,218	1,992	(10,414)
Net increase (decrease) in cash	6,686,555	(440,841)	(41,730)
Cash, beginning of year	558,386	999,227	1,040,957
Cash, end of year	$7,244,941	$558,386	$999,227

Supplemental disclosure information:
Cash paid for interest	$11,598	$14,629	$15,739

Supplemental non-cash in investing and financing activities:
Operating lease right-of-use assets, obtained in exchange for operating lease obligations, related parties	$168,500	$—	$170,459
Deferred IPO costs charged to share capital	$1,152,486	$—	$—
Unpaid dividend distribution	$—	$—	$33,333

The accompanying notes are an integral part of these consolidated financial statements.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

Junee Limited (the “Company”) is a limited liability company established under the laws of the British Virgin Islands on August 25, 2021. It is a holding company with no business operation.

The Company owns 100% equity interests of (i) OPS Interior Design Consultant Limited (“OPS HK”), a limited liability company established in Hong Kong on July 13, 2011; (ii) Junee Investments International Limited (“Junee Investments”), a limited liability company established in Hong Kong on May 17, 2024; (iii) Junee Technology Pte. Ltd. (“Junee Technology”), a limited liability company established in Singapore on June 6, 2024; (iv) ASPAC AI Computing Pty Ltd (“ASPAC AI”). a limited liability company established in Australia on April 24, 2024.

The Company, through its wholly-owned subsidiary, OPS HK, (collectively, the “Group”), is an interior design and fit out service provider in Hong Kong. OPS HK provides design, fit out and repair and maintenance services for commercial and residential buildings. The design service includes both the consultation with its staff and the actual design work and it provides a specific conceptualized design with layout plans, detailed design drawings, advice relating to, among other things, budgetary consideration, optimal use of space, the materials, fittings, furniture, appliances and other items to be used with an aim to produce a preliminary design plan and quotation for clients’ considerations. Fit out works include installing protective materials to cover floors or walls, installing or constructing partition walls, windows and window frames and decorative fittings, furniture or fixtures, installing plumbing systems as well as installing switches, power outlets, telephone wiring, computer outlet covers and other electrical and wiring works. Repair and maintenance works include, among other things, replacement of fixtures and fittings, repair and maintenance of cupboards and shelves and repainting walls and ceilings.

The Company incorporated Junee Investments on May 17, 2024 and Junee Investments is an investment holding company with no operations.

The Company acquired Junee Technology on July 12, 2024 at the consideration of 1,000 Singaporean Dollar. Junee Technology is an investment holding company with no operations.

The Company acquired ASPAC AI on September 5, 2024 at the consideration of 100 Australian Dollar. ASPAC AI is an investment holding company with no operations.

On April 17, 2024, the Company entered into an underwriting agreement with the underwriter in connection with its IPO of 2,000,000 ordinary shares, no par value per share, which also granted the underwriter a 45-day option to purchase up to an additional 300,000 ordinary shares at a price of $4.00 per share. On April 19, 2024, the Company closed its IPO of 2,000,000 ordinary shares, no par value per share. Subsequently, on May 31, 2024, the underwriter exercised its over-allotment option to purchase an additional 263,068 ordinary shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on June 3, 2024. The IPO and the exercise of the over-allotment option with gross proceeds totaling $9,052,272, before deducting underwriting discounts and offering expenses.

The ordinary shares began trading on April 17, 2024 on the Nasdaq Capital Market and commenced trading under the ticker symbol “JUNE”.

Reorganization

A reorganization of the legal structure of the Company (the “Reorganization”) was completed on September 1, 2021. Prior to the Reorganization, OPS HK, the operating subsidiary of the Company, was controlled by Alpha Generator Limited. As part of the Reorganization, OPS Holdings Limited was first incorporated under the laws of the British Virgin Islands on June 25, 2021 and being interspersed between Alpha Generator Limited and OPS HK. Subsequently, the Company was incorporated and being interspersed between OPS Holdings Limited and OPS HK. Consequently, Junee Limited became the holding company of OPS HK on September 1, 2021. The Company and its subsidiary resulting from Reorganization has always been under the common control of the same controlling shareholders before and after the Reorganization. The consolidation of the Company and its subsidiary has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Business Description (cont.)

The accompanying consolidated financial statements reflect the activities of Junee Limited and the following entities:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
OPS HK	July 13, 2011	Hong Kong	100%	Providing design, fit out and repair and maintenance services for commercial and residential properties
Junee Investments	May 17, 2024	Hong Kong	100%	Investment holding

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the allowance for credit losses, allowance for deferred tax assets, uncertain tax position, incremental borrowing rates used in calculation of the operating lease right-of-use assets and operating lease liabilities and the estimated cost and the input measure method used in revenue recognition. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

Foreign Currency Translation and transaction

The Company’s principal country of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive (loss) income.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	June 30, 2024	June 30, 2023	June 30, 2022
Year-end spot rate	US$1=HK$7.81	US$1=HK$7.83	US$1=HK$7.85
Average rate	US$1=HK$7.82	US$1=HK$7.84	US$1=HK$7.80

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, amounts due from/(to) related parties, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.

Level 2 —	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, contract assets, contract costs, due from a related party, current maturities of operating lease liabilities to related parties, prepayments and other current assets, accounts payable, contract liabilities, income tax payable, due to related parties, current maturities of long-term bank borrowings, accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of June 30, 2024 and 2023 due to their short-term nature.

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of US$64,020 (HK$500,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an allowance for credit losses.

Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. In July 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The Company uses aging schedule method in the current expected credit loss model (“CECL model”) to estimate the expected credit losses. The Company’s estimation of allowance for credit losses considers factors such as historical credit losses experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, in combination with assessing receivable collectability on an individual basis, and applying current situation adjustment. The Group concludes that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on accumulated deficit as of July 1, 2023. Accounts receivable balances are written off after all collection efforts have been exhausted. For the year ended June 30, 2024, the Company has recorded the reversal of provision for allowance for credit losses related to accounts receivables of $29,992. For the years ended June 30, 2023 and 2022, the Company has recorded the provision for allowance for credit losses related to accounts receivable of $5,563 and $117,762, respectively.

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. For the years ended June 30, 2024, 2023 and 2022, there was no impairment recorded as the Company considers all of the prepayments fully realizable.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Deferred IPO costs

Deferred IPO costs consist primarily of direct expenses paid to attorneys, consultants, underwriters, and other parties related to the Company’s IPO. Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

Lease

The Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB. The adoption of Topic 842 resulted in the presentation of operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets.

The Company has assessed the following: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Company’s consolidated balance sheets. Please refer to Note 7 for the disclosures regarding the Company’s method of adoption of ASC 842 and the impacts of adoption on its financial position, results of operations and cash flows.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and has elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2024, 2023 and 2022, the Company did not have any impairment loss against its operating lease ROU assets.

During the year ended June 30, 2024, the Company recognized respectively, ROU assets and operating lease liabilities of $168,500 and $168,500, in the consolidated balance sheets.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Furniture and fixtures	5 years
Motor vehicles	3.33 years
Electronic equipment	3 – 5 years
Leasehold improvements	2 – 3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. For the years ended June 30, 2024, 2023 and 2022, no impairment of long-lived assets was recognized.

Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The contracts which the Company enters into with the clients are fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements. Additionally, contracts may include retentions or holdbacks paid at the end of a project to ensure that Company meets the contract requirements. However, since the customer does not have the option to purchase the warranty separately and there are no additional services to the customer during the retention period but to ensure all goods and services meet the criteria as specified in the contract, such warranty shall not be accounted for as a separate performance obligation. The Company historically incurs a very minimum cost during the retention period, the Company does not expect any significant liability to be incurred and no further provision made in the accounts. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year.

The Company identifies the delivery of design and fit out services to the customer to be the performance obligation in the contract. Since the Company has concluded that the promises to be delivered on the contract would be one single performance obligation, no allocation of the transaction price is required and expected. As a professional interior design and fit out service provider, the Company recognizes revenue based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The Company’s contract with the customer has payment terms specified based upon certain conditions completed. The Company generally require an initial payment from the customer upon signing of the contract prior to the commencement of the project, which usually represents approximately 20% to 50% of the total contract sum. The Company issue invoices for interim payments at different stages of the project. The final invoice is generally issued shortly before or immediately after project completion. The Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all of the consideration gradually at different stages. The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceeds the consideration to be received, the Company accrues the entire estimated loss during the period the loss becomes known.

The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company recognizes claims against vendors, sub-consultants, subcontractors and others as a reduction in costs when the contract establishes enforceability, and the amounts of recovery are reasonably estimable and probable. Reduction in costs are recognized at the lesser of the amount management expects to recover or costs incurred.

As of June 30, 2024, the Company had transaction price allocated to remaining performance for design and fit out projects amounting to $970,209 which is expected to the satisfaction of a performance obligation within 12 months from June 30, 2024 using an input measure method.

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the years ended June 30, 2024 and 2023 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets have billing term with unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Contract Costs

Contract costs incurred during the initial phases of the Company’s sales contracts are capitalized when the costs relate directly to the contract, are expected to be recovered, and generate or enhance resources to be used in satisfying the performance obligation and such deferred costs will be recognized upon the recognition of the related revenue. These costs primarily consist of labor and material costs directly related to the contract. As of June 30, 2024, the Company has recorded $19,163 of contract costs which consisted of two projects that the Company expects to be completed by the end of the year ended June 30, 2025. As of the date of this report, the Company has realized $4,618 cost of revenue from contract costs and the remaining $14,545 is expected to be realized by the end of the year ended June 30, 2025.

The Company performs periodic reviews to assess the recoverability of the contract costs. The carrying amount of the asset is compared to the remaining amount of consideration. The Company expects to receive for the services to which the asset relates, less the costs that relate directly to providing those services that have not yet been recognized. If the carrying amount is not recoverable, an impairment loss is recognized. For the years ended June 30, 2024, 2023 and 2022, no impairment loss was recognized.

Government Subsidies

Government subsidies primarily relate to non-recurring entitlements granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. The Company recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions. Government subsidies received and recognized as other income totaled nil, $21,464 and $43,077 for the years ended June 30, 2024, 2023 and 2022, respectively.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the material costs, subcontracting costs and staff costs. These costs are expenses as incurred.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Borrowing Costs

All borrowing costs are recognized in interest expense in the consolidated statement of operations and comprehensive income (loss) in the period in which they are incurred.

Advertising Costs

The Company expenses advertising costs as incurred and were included as part of selling and marketing expenses. Advertising costs for the years ended June 30, 2024, 2023 and 2022 totaled $7,585, $19,970 and $23,627, respectively.

Employee Benefit Plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were $35,862, $43,109 and $46,020 for the years ended June 30, 2024, 2023 and 2022, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Company believes there were no uncertain tax positions as of June 30, 2024 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. As of June 30, 2024, income tax returns for the years ended June 30, 2018 through June 30, 2024 for OPS HK remain open for statutory examination by Hong Kong tax authorities.

(Net Loss)/Earnings Per Share

The Company computes (net loss)/earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of June 30, 2024 and 2023, there were no dilutive shares.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Comprehensive (Loss) Income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive income (loss). Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Company translating its financial statements from functional currency into reporting currency.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Significant Risks

Currency Risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of June 30, 2024 and 2023, $7,243,169 and $556,619 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$64,020 (HK$500,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

For the years ended June 30, 2024, 2023 and 2022, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiary located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the year ended June 30, 2024, two customers accounted for approximately 34.1% and 21.5% of the Company’s total revenue. For the year ended June 30, 2023, one customer accounted for approximately 43.1% of the Company’s total revenue. For the year ended June 30, 2022, three customers accounted for approximately 21.2%, 10.8% and 10.6% of the Company’s total revenue.

As of June 30, 2024, four customers’ accounts receivable accounted for 37.3%, 23.9%, 14.5% and 11.2% of the total accounts receivable, net. As of June 30, 2023, three customers’ accounts receivable accounted for 25.0%, 22.4% and 20.5% of the total accounts receivable, net.

For the year ended June 30, 2024, two suppliers accounted for approximately 26.7% and 12.3% of the Company’s total purchases. For the year ended June 30, 2023, one supplier accounted for approximately 10.5% of the Company’s total purchases. For the year ended June 30, 2022, no supplier accounted for more than 10% of the Company’s total purchases.

As of June 30, 2024, one supplier’s accounts payable accounted for 26.3% of the total accounts payable. As of June 30, 2023, two suppliers’ accounts payable accounted for 15.9% and 10.0% of the total accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Recently Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 202307 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. Management considers that the guidance will not have a significant impact on the disclosures set out in these consolidated financial statements.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. The Group is currently evaluating the impact of the update on the Group’s consolidated financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following at June 30:

	2024	2023
Accounts receivable	$353,444	$892,530
Less: allowance for credit losses	(95,806)	(125,516)
Accounts receivable, net	$257,638	$767,014

The movement of allowance for credit losses are as follows:

	2024	2023
Beginning balance	$125,516	$119,639
(Reversal) addition	(29,992)	5,563
Exchange difference	282	314
Balance at end of the year ended June 30	$95,806	$125,516

4. Contract Assets/(Liabilities)

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consisted of the following at June 30:

	2024	2023
Revenue recognized to date	$1,662,710	$657,531
Less: progress billings to date	(1,409,683)	(576,970)
Exchange difference	324	102
Contract assets	$253,351	$80,663
Contract assets, current	$253,351	$80,663
Contract assets, non-current	$—	$—

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

4. Contract Assets/(Liabilities) (cont.)

Contract liabilities consisted of the following at June 30:

	2024	2023
Billings in advance of performance obligation under contracts	$11,431	$14,383

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method.

The movement in contract liabilities is as follows:

	2024	2023
Balance at beginning of the year ended June 30	$14,383	$37,356
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(14,401)	(37,404)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	11,416	14,365
Exchange difference	33	66
Balance at end of the year ended June 30	$11,431	$14,383

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following at June 30:

	2024	2023
Other deposits	$8,331	$15,118
Other receivables	—	—
Prepayments	8,525	9,139
	$16,856	$24,257
Less: amount classified as non-current assets	—	—
Amount classified as current assets	$16,856	$24,257

6. Property and Equipment, net

Property and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following as of June 30:

	2024	2023
Leasehold improvements	$29,715	$29,639
Furniture and fixtures	109,713	107,197
Motor vehicles	62,100	61,941
Electronic equipment	86,444	81,932
Less: accumulated depreciation and amortization	(269,129)	(257,883)
Property and Equipment, net	$18,843	$22,826

Depreciation expenses of property and equipment totaled $10,570, $9,765 and $22,159 for the years ended June 30, 2024, 2023 and 2022, respectively.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

7. Leases

Operating leases as lessee

As of June 30, 2024 and 2023, the Company has operating leases with its related parties recorded on its consolidated balance sheets for office spaces that expire on various dates through July 2025. The Company does not have options to extend or cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, at lease commence date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

The following table shows ROU assets and operating lease liabilities — related parties, and the associated financial statement line items as of June 30:

	2024	2023
Assets
Operating lease right-of-use assets, net	$91,388	$7,075

Liabilities
Operating lease liabilities, related parties, current	$85,626	$7,263
Operating lease liabilities, related parties, non-current	$7,276	$—

Weighted average remaining lease term (in years)	1.08	0.08
Weighted average discount rate (%)	3.63	2.75

Information relating to operating lease activities during the years ended June 30, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Operating lease right-of-use assets, obtained in exchange for operating lease liabilities, related parties	$168,500	$—	$170,459

Operating lease expenses
Amortization of right-of-use assets	$84,313	$84,795	$83,606
Interest of lease liabilities – related parties	4,479	1,482	3,443
Total operating lease expenses	$88,792	$86,277	$87,049

Maturities of lease liabilities were as follows:

For the year ending June 30,	Year ended June 30, 2024
2025	$87,580
2026	7,298
Total lease payments	$94,878
Less: imputed interest	(1,976)
Total	$92,902

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

8. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of June 30,:

	2024	2023
Accruals for operating expenses	$78,473	$12,019
Bonus payable	30,856	33,339
Other payables	5,798	6,474
Total	$115,127	$51,832

9. Bank Borrowings

Components of bank borrowings are as follows as of June 30,:

	Interest rate	2024	2023
Bank of China (Hong Kong) – Loan 1(1)	3.625%	$119,899	$198,512
Bank of China (Hong Kong) – Loan 2(2)	3.625%	63,152	103,112
Bank of China (Hong Kong) – Loan 3(3)	3.625%	62,333	87,245
		$245,384	$388,869
Less: current portion of long-term bank borrowings		(164,741)	(151,544)
Non-current portion of long-term bank borrowings		$80,643	$237,325

(1)	On September 30, 2020, OPS HK borrowed a 3-years term loan of $439,591 (HK$3,442,000) as working capital at an annual interest rate of Hong Kong Prime Rate minus 2.5% per annum under the loan agreement with Bank of China (Hong Kong) signed on September 17, 2020. Repayments are to be made on a monthly basis throughout the tenor of the loan. The loan was secured by personal guarantees from the directors of OPS HK. Tenor of the loan has subsequently been extended from 3 years to 5 years. The effective interest rate increased from 2.750% per annum at the date of inception of such bank borrowings to 3.125% per annum in November 2022, 3.375% per annum in December 2022, 3.500% per annum in May 2023 and further to 3.625% per annum in July 2023. Accordingly, the effective interest rates as of June 30, 2024 and 2023 were 3.625% per annum and 3.500% per annum, respectively.

(2)	On December 24, 2020 OPS HK borrowed a 5-years term loan of $198,978 (HK$1,558,000) as working capital at an annual interest rate of Hong Kong Prime Rate minus 2.5% per annum under the loan agreement with Bank of China (Hong Kong) signed on December 15, 2020. Repayments are to be made on a monthly basis throughout the tenor of the loan. The loan was secured by personal guarantees from the directors of OPS HK. The effective interest rate increased from 2.750% per annum at the date of inception of such bank borrowings to 3.125% per annum in November 2022, 3.375% per annum in December 2022, 3.500% per annum in May 2023 and further to 3.625% per annum in July 2023. Accordingly, the effective interest rates as of June 30, 2024 and 2023 were 3.625% per annum and 3.500% per annum, respectively.

(3)	On October 20, 2021 OPS HK borrowed a 5-years term loan of $127,714 (HK$1,000,000) as working capital at an annual interest rate of Hong Kong Prime Rate minus 2.5% per annum under the loan agreement with Bank of China (Hong Kong) signed on September 14, 2021. Repayments are to be made on a monthly basis throughout the tenor of the loan. The loan was secured by personal guarantees from the directors of OPS HK. The effective interest rate increased from 2.750% per annum at the date of inception of such bank borrowings to 3.125% per annum in November 2022, 3.375% per annum in December 2022, 3.500% per annum in May 2023 and further to 3.625% per annum in July 2023. Accordingly, the effective interest rates as of June 30, 2024 and 2023 were 3.625% per annum and 3.500% per annum, respectively.

Interest expense pertaining to the above bank borrowings for the years ended June 30, 2024, 2023 and 2022 amounted to $11,598, $14,629 and $15,739, respectively.

Maturities of the bank borrowings were as follows:

For the year ending June 30,	Year ended June 30, 2024
2025	$171,144
2026	72,640
2027	9,308
Total bank borrowings repayments	$253,092
Less: imputed interest	(7,708)
Total	$245,384

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

10. Income Taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to $255,754 (HK$2,000,000), and 16.5% on any part of assessable profits over $255,754 (HK$2,000,000).

The components of the income tax expense (benefit) are as follows:

	For the years ended June 30,
	2024	2023	2022
Current
BVI	$—	$—	$—
Hong Kong	4,939	56,004	64,206
Deferred
BVI	—	—	—
Hong Kong	2,369	(39)	(10,345)
Provision for income taxes	$7,308	$55,965	$53,861

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows as of June 30:

	2024	2023
Deferred tax assets:
Allowance for credit losses	$7,904	$10,355
Depreciation and amortization	1,151	1,043
Total deferred tax assets	9,055	11,398
Less: valuation allowance	—	—
Deferred tax assets, net	$9,055	$11,398

Income tax payable consist of the following as of June 30:

	2024	2023
Income tax payable	$125,288	$120,036
	$125,288	$120,036

As of June 30, 2024 and 2023, the Company and OPS HK did not have any net operating loss carry-forward.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

10. Income Taxes (cont.)

The following table reconciles Hong Kong statutory rates to the Company’s effective tax:

	For the years ended June 30,
	2024	2023	2022
Profit (loss) before income taxes	$(847,619)	$94,643	$(12,050)
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	(139,857)	15,616	(1,988)
Reconciling items:
Tax effect of income that is not taxable*	(10,514)	(3,991)	(7,116)
Tax effect of expenses that are not deductible**	164,987	65,346	95,727
Change in valuation allowance	—	—	(10,976)
Effect of two-tier tax rate	(7,308)	(21,006)	(21,786)
Income tax expense	$7,308	$55,965	$53,861

*	Income that is not taxable mainly consisted of the interest income and the government subsidies which are non-taxable under Hong Kong income tax law.
**	Expenses that are not deductible mainly consisted of some legal and professional fee which are non-deductible under Hong Kong income tax law.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended June 30, 2024, 2023 and 2022. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2024.

11. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a)	Mr. Chan Yuk Ki, Francis, a director of OPS HK.

(b)	Mr. So Siu Lai, a director of OPS HK.

(c)	Mr. Yip Sai Kit, Dicky, a director of OPS HK.

(d)	OPS Holdings Limited, a shareholder of the Company.

(e)	Alpha Generator Limited, a shareholder of OPS Holdings Limited.

(f)	Kin On Engineering (International) Limited, controlled by Alpha Generator Limited.

(g)	Rich Merchant Limited, a shareholder of the Company.

(h)	Sannogi Holdings Limited, controlled by Mr. Chan Yuk Ki, Francis, Mr. So Siu Lai and Mr. Yip Sai Kit, Dicky.

(i)	Sannogi Engineering Consultants Limited, controlled by Mr. Chan Yuk Ki, Francis, Mr. So Siu Lai and Mr. Yip Sai Kit, Dicky.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Related Party Balance and Transactions (cont.)

a. Due from a related party

As of June 30, 2024 and 2023, the balance of amount due from a related party was as follows:

	2024	2023
Due from a related party
Kin On Engineering (International) Limited (f)(1)	$58,899	$—
Alpha Generator Limited (e) (2)	1,280	—
OPS Holdings Limited (d) (3)	5,767	—
Total	$65,946	$—

(1)	The balance as of June 30, 2024 represented the receivable regarding the provision of management services to Kin On Engineering (International) Limited. These amounts were unsecured, interest-free and repayable on demand.

(2)	The balance represented the advances to Alpha Generator Limited for operational purpose. These amounts were unsecured, interest-free and repayable on demand.

(3)	The balance represented the advances to OPS Holdings Limited for operational purpose. These amounts were unsecured, interest-free and repayable on demand.

b. Prepayments — related parties

As of June 30, 2024 and 2023, the balances of prepayments to related parties were as follows:

	2024	2023
Prepayments – related parties
Sannogi Holdings Limited (h)(1)	$806	$804
Sannogi Engineering Consultants Limited (i)(1)	6,492	6,476
Total	$7,298	$7,280

(1)	The balance represented the prepayment of the rent of the office spaces to the related parties. The balances have been fully utilized in July 2024.

c. Rental deposits — related parties

As of June 30, 2024 and 2023, the balances of rental deposits paid to related parties were as follows:

	2024	2023
Rental deposits – related parties
Sannogi Holdings Limited (h)(1)	$2,420	$2,413
Sannogi Engineering Consultants Limited (i)(1)	19,475	19,426
Total	$21,895	$21,839

(1)	The balance represented the rental deposits paid to the related parties for the rent of the office spaces.

d. Due to related parties

As of June 30, 2024 and 2023, the balances of amount due to related parties were as follows:

	2024	2023
Due to related parties
Rich Merchant Limited (g)(1)	$46	$35,167
Total	$46	$35,167

(1)	The balance as of June 30, 2024 and 2023 represented the advances for operational purposes. These amounts were unsecured, interest-free and repayable on demand.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

11. Related Party Balance and Transactions (cont.)

e. Related party transactions

The Company rents office spaces from Sannogi Holdings Limited (h) and Sannogi Engineering Consultants Limited (i). For the year ended June 30, 2024, the rental fees paid to Sannogi Holdings Limited (h) and Sannogi Engineering Consultants Limited (i) were $9,668 and $77,801, respectively. For the year ended June 30, 2023, the rental fees paid to Sannogi Holdings Limited (h) and Sannogi Engineering Consultants Limited (i) were $9,643 and $77,602, respectively. For the year ended June 30, 2022, the rental fees paid to Sannogi Holdings Limited (h) and Sannogi Engineering Consultants Limited (i) were $9,526 and $76,628, respectively.

The Company provided management services to Kin On Engineering (International) Limited (f) and received the management fee income of $138,107, $183,673 and $184,615 for the years ended June 30, 2024, 2023 and 2022, respectively.

12. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of the British Virgin Islands on August 25, 2021. The authorized number of Ordinary Shares was 50,000 with par value of $1.00 per share. On August 25, 2021, the Company issued 1,000 shares to the controlling shareholder at par value of $1.00 per share.

On July 15, 2022, the Company amended its memorandum of association to authorize the issuance of an unlimited number of Ordinary Shares with par value of $1.00 per share.

On September 5, 2022, the Company resolved to adopt an amended memorandum of association to authorize the issuance of an unlimited number of Ordinary Shares, no par value, which is effective September 6, 2022, and to effectuate (i) a redemption of existing 1,000 shares at par value of $1.00 per share in exchange for the issuance of 1,000 ordinary shares of no par value; and (ii) a split of the issued and outstanding ordinary shares at a ratio of 1:10,714.286 shares, resulting in the 10,714,286 ordinary shares issued and outstanding after the redemption and share split. As a part to the Company’s recapitalization prior to the completion of its anticipated initial public offering, the Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to share split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented. As a result of all events mentioned above, the Company had an unlimited number of no par value ordinary shares authorized, of which 10,714,286 were issued and outstanding as of June 30, 2023 and 2022.

On June 8, 2023, the Company resolved to split its shares at a ratio of 1:1.225, such that after such share split, the number of issued shares in the Company was 13,125,000 ordinary shares of no par value. On July 14, 2023, the Company further resolved to reverse the share split executed on June 8, 2023 at the original ratio of 1.225:1, such that after such reverse share split, the number of issued shares in the Company was reversed to10,714,286 ordinary shares of no par value. With the share split on June 8, 2023 and the subsequent reverse share split on July 14, 2023, the Company considered that the actual implication of the share split executed was neutralized by the simultaneous effect of the subsequent reverse share split and caused no impact to these consolidated financial statements.

The ordinary shares began trading on April 17, 2024 on the Nasdaq Capital Market and commenced trading under the ticker symbol “JUNE”.

On April 17, 2024, the Company completed its IPO the Nasdaq Capital Market and the ordinary shares commenced trading under the ticker symbol “JUNE”. Under this offering, 2,000,000 ordinary shares were issued at a price of $4 per share. On April 19, 2024, the Company closed its IPO of 2,000,000 ordinary shares, no par value per share. Subsequently, on May 31, 2024, the underwriter exercised its over-allotment option to purchase an additional 263,068 ordinary shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on June 3, 2024. The IPO and the exercise of the over-allotment option with net proceeds totaling $7,861,876 from the offering after deducting underwriting discounts and offering expenses of $1,190,396 from the gross proceeds totaling $9,052,272.

Upon the completion of IPO of the Company, IPO costs capitalized as of June 30, 2023 amounted to $961,964, together with other IPO costs incurred during the year ended June 30, 2024, totaling $2,342,882, were charged to shareholders’ equity under share capital.

As at June 30, 2024, a total of 12,977,354 ordinary shares of no par value were issued and outstanding.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

12. Shareholders’ Equity (cont.)

Cash dividend

On May 19, 2022, the Company declared an interim dividend of HK$1,620 per share (equivalent to $208 per share) with respect to the 1,000 issued shares of the Company or HK$1,620,000 (equivalent to $207,692) to the shareholders of the Company. During the year ended June 30, 2022, the Company paid dividend of HK$1,360,000 (equivalent to $174,359) to the shareholders of the Company and the remaining unpaid dividend of HK$260,000 (equivalent to $33,333) was recorded as amount due to the related party as of June 30, 2022 and was fully settled in December 2022.

On September 15, 2022, the Company declared an interim dividend of approximately HK$0.11199 per share (equivalent to approximately $0.01429 per share) with respect to the 10,714,286 issued shares of the Company or HK$1,200,000 (equivalent to $153,061) to the shareholders of the Company. The dividend declared by the Company has been fully paid at the date these consolidated financial statements are issued.

The dividend per share of the Company for the years ended June 30, 2024, 2023 and 2022 were nil, $0.014 per share and $0.019 per share, respectively, which the shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

13. Commitments and Contingencies

Commitments

As of June 30, 2024, the Company did not have any significant capital and other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of June 30, 2024 and 2023, the Company is not a party to any material legal or administrative proceedings.

14. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all located in Hong Kong and all of the Company’s revenue and expense are derived in the Hong Kong. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of providing design, fit out and repair and maintenance services to its customers in Hong Kong.

Junee Limited and Subsidiaries
Notes to Consolidated Financial Statements

14. Segment Reporting (cont.)

The following table presents revenue by major revenue type for the years ended June 30, 2024, 2023 and 2022, respectively:

	For the years ended June 30,
	2024	2023	2022
Design and fit out	$2,841,436	$5,422,984	$9,215,283
Others*	61,743	717,747	405,287
Total	$2,903,179	$6,140,731	$9,620,570

*	Others represented the Company’s business of providing design only and repair and maintenance services to its customers.

The following table presents revenue by property type for the years ended June 30, 2024, 2023 and 2022, respectively:

	For the years ended June 30,
	2024	2023	2022
Commercial and retail	$438,612	$1,270,190	$4,910,497
Office	597,091	3,091,154	2,468,298
Residential	1,867,476	1,779,387	2,241,775
Total	$2,903,179	$6,140,731	$9,620,570

15. Subsequent Events

The Company acquired Junee Technology on July 12, 2024 at the consideration of 1,000 Singaporean Dollar. Junee Technology is an investment holding company with no operations.

On August 1, 2024, the Board of Directors of the Company approved and adopted an equity incentive plan, which became effective on August 1, 2024. On August 1, 2024, the Company has granted 1,250,000 share options to the directors and the employees. 690,000 share options were vested and were not exercised as of the date of these consolidated financial statements. As of the date of these consolidated financial statements, the Company has granted the employee 30,000 ordinary shares under such equity incentive plan.

On August 27, 2024, the Company entered into a non-binding memorandum of understanding with PanaAI Technology Pty Ltd, to collaborate to explore the feasibility of developing artificial intelligence products and the construction and operation of supercomputing centers for artificial intelligence technology. The Company and PanaAI Technology Pty Ltd also intend to plan the construction of a supercomputing power center in Australia consisting of 511 AI servers with up to 4,088 GPUs, which may involve investment up to USD $200 million and will be implemented in phrases. This non-binding memorandum of understanding will be effective from August 27, 2024 to July 31, 2025.

The Company acquired ASPAC AI on September 5, 2024 at the consideration of 100 Australian Dollar. ASPAC AI is an investment holding company with no operations.

On September 18, 2024, ASPAC AI entered into a service contract with PanaAI Intelligence Pte Ltd for the design, integration, and deployment of an artificial intelligence superfactory (the “AISF”) effective as of September 18, 2024. The total investment of the construction of AISF is tentatively estimated at US$100 million (the “Total Investment”) by ASPAC AI. ASPAC AI agreed to pay three percent (3%) of the Total Investment to PanaAI Intelligence Pte Ltd as a fee for the services.

On October 15, 2024, ASPAC AI has entered into a customer purchase agreement with PanaAI Technology Pty Ltd. PanaAI Technology Pty Ltd will supply ASPAC AI a comprehensive suite of high-performance computing resources, including state-of-the-art data center infrastructure, Nvidia Networking products, and Nvidia H200 GPU servers, alongside professional services to support the integration and optimization of these technologies. The total consideration for such service provided by PanaAI Technology Pty Ltd is expected to be approximately US$100 million, payable in installments over the course of the agreement.

The Company evaluated all events and transactions that occurred after June 30, 2024 up through the date the Company issued these consolidated financial statements. Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.